      As filed with the Securities and Exchange Commission on June 30, 2000


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

              (X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999
                                             -----------------

                         Commission file number 0-21218
                                                -------

                          GILAT SATELLITE NETWORKS LTD.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                     ISRAEL
        -----------------------------------------------------------------

                 (Jurisdiction of incorporation or organization)

            GILAT HOUSE, 21 YEGIA KAPAYIM STREET, DANIV PARK, KIRYAT
            --------------------------------------------------------
                         ARYE, PETAH TIKVA, 49130 ISRAEL
            --------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      NONE
                                      ----
                              (Title of each class)

Securities registered or to be registered pursuant of Section 12(g) of the Act:

                  ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
                  ---------------------------------------------
                                (Title of class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      NONE
                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at the close of the period covered by the annual report:

AS OF DECEMBER 31, 1999, REGISTRANT HAD 21,147,298 ORDINARY SHARES, NIS 0.01 PAR
                          VALUE PER SHARE OUTSTANDING.

  AS OF JUNE 15, 2000, REGISTRANT HAD 23,061,711 ORDINARY SHARES, NIS 0.01 PAR
                          VALUE PER SHARE OUTSTANDING.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     X                   No
    ----------                 ----------

Indicate by check mark which financial statement item the Registrant elected to follow:

Item 17                  Item 18    X
        ----------                ----------


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




                                     PART I

ITEM 1:       DESCRIPTION OF BUSINESS

General

              Gilat Satellite Networks Ltd. ("Gilat") is a leading provider of products and services for satellite-based communications networks. We design, develop, manufacture, market and service products that enable complete end-to-end telecommunications and data networking solutions, as well as broadband Internet solutions, based on very small aperture terminal ("VSAT") satellite earth stations, related central station (hub) equipment and software. We also provide service offerings which include access to satellite transponder capacity, installation of network equipment, on-line network monitoring and network maintenance and repair services. We distribute our products and services worldwide through our own direct sales force, service providers and agents and, in certain circumstances, joint ventures, alliances, and affiliated companies.

              Our networks are primarily used for:

- on-line data delivery and transaction-oriented applications including point-of-sale (for example, credit and debit card authorization), inventory control and real time stock exchange trading

- telephone service in areas that are underserved by the existing telecommunications services or in remote locations without service

- Internet Protocol ("IP") based networking applications such as corporate intranets, corporate training and other broadband multicasting applications, as well as consumer broadband Internet applications.

              In 1999, we shipped approximately 41,000 VSATs. According to Comsys, a leading industry source, in 1999, our market share was approximately 51% of the total interactive VSATs for which contracts were awarded worldwide that year. Comsys also reported that in 1998 Gilat had approximately 30% of the worldwide interactive VSAT market based upon the number of VSAT contracts awarded. Major users of our products and services include the United States Postal Service, John Deere, ZapMe!, Rite Aid, Peugeot-Citroen and Telkom South Africa.

              Satellite-based communications networks offer several advantages over ground-based communication facilities. Among these advantages are the following:

- Ubiquitous reach, providing equal access to bandwidth in urban and remote areas under a single tier network

-      high data transmission speeds

- fixed transmission costs, insensitive to distance or the number of receiving stations

- a persistent "always on" connection to the Internet, without the need to dial up to the Internet Service Provider

-      cost savings over competing technologies for many applications

-      independence from telecommunication companies and other network providers


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

-      exceptional reliability

-      consistent and rapid response time in comparison to dial-up lines

- rapid deployment of networks and flexibility in their configuration, integration and location

- a versatile platform which allows for the provision of multiple applications and services

              Gilat was incorporated in Israel in 1987. Gilat's corporate headquarters, executive offices and research and development, engineering and manufacturing facilities are located at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 49130, Israel. The telephone number is
(972) 3-925-2000.

              Unless the context otherwise requires, references in this annual report on Form 20-F to "Gilat", "we", "our" refer to Gilat Satellite Networks Ltd. and its subsidiaries. Our subsidiaries include Gilat Satellite Networks, Inc., Gilat Satellite Networks (Europe) S.A., Gilat Satellite Networks (Holland) B.V. and its subsidiaries, Gilat Satellite Networks (Hong Kong) Ltd., Gilat Florida Inc. ("Gilat Florida"), Gilat do Brasil Ltda., and Spacenet Inc. and its subsidiaries, including Servicio Satelital S.A., and certain foreign affiliates including Gilat Europe GmbH (formerly named Spacenet Europe GmbH) ( "Spacenet "). We refer to our European operations, including those from Spacenet, as "Gilat Europe."

              The name "Gilat(TM)" and the names "TwoWay(TM)," "OneWay(TM)," "FaraWay(TM)", "DialAway(R)", SkySurfer(TM), SkyBlaster(TM), SkyWay(TM), Skydata(R), ISAT(R), WebSat(TM), Clearlink(TM), E-Trunk(TM), and Skystar Advantage(R) appearing in this report on Form 20-F are trademarks of Gilat and its subsidiaries. GSAT(R) is a registered trademark of GTECH Corporation. Other trademarks appearing in this annual report on Form 20-F are owned by their respective holders.

SPACENET

              On December 31, 1998, we completed the acquisition of Spacenet, a company engaged in providing VSAT-based network services, from GE American Communications, Inc. ("GE Americom"), a subsidiary of General Electric Corporation, and certain affiliates. As of June 15, 2000, GE Americom owns approximately 18.7% of our outstanding ordinary shares, and is our single largest shareholder. GE Americom has the ability to nominate up to two Directors to our Board as long as it owns at least 50% of the shares it received as part of the transaction. GE Americom has also agreed to certain "stand-still" provisions and restrictions on the transferability of its shares. See "Item 13:
Interest of Management in Certain Transactions -- Merger-Related Agreements - The Shareholders' Agreement." Prior to the acquisition, Spacenet was our single largest customer. Spacenet purchased our VSAT products in order to incorporate them into Spacenet's VSAT-based network service offerings. Aggregate sales to Spacenet represented approximately 34% and 45% of Gilat's total sales in 1997 and 1998, respectively.

              As part of the Spacenet acquisition, we entered into several significant agreements with GE Americom. See "Item 13: Interest of Management in Certain Transactions--Merger-Related Agreements." The acquisition of Spacenet has enabled Gilat to expand from primarily manufacturing and selling VSAT equipment to becoming a provider of complete end-to-end telecommunications and data networking solutions based on VSAT satellite earth stations. We believe that this acquisition has greatly enhanced our ability to develop and offer new products and services and to maintain our position as one of the leaders in the VSAT industry, especially since our major competitor is also a provider of both equipment and services. For example, with the Spacenet acquisition, we acquired certain advanced VSAT technology developed under the name Turbosat. In 1999, we completed the improvements to Turbosat's functionality and features and integrated the technology (except certain CDMA technology) into a new product platform. In order to capitalize on Gilat's brand recognition, we have decided to name Gilat's and

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

Spacenet's operations in Europe "Gilat Europe" and we are currently completing the formal name change of each of our European entities to Gilat Europe.


GILAT-TO-HOME

              In March 2000, we established a joint venture named Gilat-to-Home, Inc. ("GTH") with The Microsoft Network LLC ("MSN"), EchoStar Communications Corporation ("EchoStar") and ING Furman Selz Investors ("ING"), to provide broadband Internet access via satellite to residential, small office/home office ("SOHO") and small business customers in North America. MSN and EchoStar have invested $50,000,000 each and ING $25,000,000 in cash in GTH in exchange for both senior convertible preferred and common shares equal to 17.61%, 17.61% and 7.16%, respectively, of the outstanding capital of GTH; Gilat owns approximately 41.09% of GTH's outstanding shares and certain Gilat related parties collectively own approximately 9.03%. These share holdings are on a fully diluted basis, including shares reserved for options to be granted to employees but not including warrants and debt conversion rights issued as part of bank financing. Gilat and Spacenet entered into certain supply and support agreements with GTH. See "Marketing, Distribution, and Strategic Alliances - Strategic Alliances and Joint Ventures", and "Item 13: "Interest of Management in Certain Transactions".

GLOBAL VILLAGE TELECOM (ANTILLES) N.V. ("GVT ANTILLES")

              We initiated our rural telephony project in 1997 through our then wholly owned subsidiary, Global Village Telecom N.V. ("GVT Antilles"). In April 1998, through a $40 million private placement with international investors (the "Other Investors"), our interest in GVT Antilles was reduced to a minority.

              In April 2000, we completed a share exchange transaction in which we acquired all the outstanding shares of the Other Investors in GVT Antilles in exchange for the transfer to a new company organized by the Other Investors of GVT Antilles' entire right and interest in two Brazilian subsidiaries, which were formed to provide telephone and other telecommunications services in South Central Brazil. All other agreements among the parties under the original private placement transaction were terminated and the Other Investors were given the right to the name and marks "GVT" and "Global Village Telecom". As part of this April 2000 transaction, we also provided the Other Investors' new company with a $40 million loan in exchange for a note convertible into common shares equal to approximately 9.1% of this new company's then outstanding shares.

              As a result of the transaction, we own substantially all of the outstanding shares of GVT Antilles with employees of GVT Antilles holding the balance. We recently renamed GVT Antilles Gilat-To-Home Latin America (Antilles) N.V. ("GTH LA Antilles"). Subject to certain governmental and other consents and approvals where needed, and as part of our planned consumer Internet initiative in Latin America, we are completing the process of renaming the Peru and Chile subsidiaries of GTH LA Antilles, to Gilat-To-Home Latin America, and the Colombia subsidiary to Gilat Colombia.

FINANCING TRANSACTIONS

              In February 1999 we completed a public offering of 5,456,750 ordinary shares, of which 4,711,750 ordinary shares were sold by Gilat and 745,000 by certain shareholders (the "Offering"). As of June 15, 2000, we have 23,061,711 ordinary shares outstanding.

              In February 2000, we completed a private offering of $350 million of convertible subordinated notes due 2005, to Qualified Institutional Buyers. The notes are convertible into ordinary shares at a conversion price of $186.18 per share. Each note will bear annual interest of 4.25% payable semiannually.


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

              In June 2000, we exercised our right to redeem our 6 1/2% Convertible Subordinated Notes due 2004 that were issued on May 14, 1997 (the "Notes"). The Notes were redeemable in full at 102 percent of the principal amount plus accrued and unpaid interest setting the redemption price per $1,000 Note at $1,020.72. All of the Note holders opted to convert their Notes into Gilat's ordinary shares prior to the redemption date and we consequently issued 1,785,695 ordinary shares to such holders.

INDUSTRY BACKGROUND

VSAT INDUSTRY BACKGROUND

              The emergence of the Very Small Aperture Terminal (VSAT) in the 1970s marked the beginning of a new era in satellite communication. A VSAT network consists of:

-      several dozen to several thousand VSAT remote sites with small antennas

- a large central earth station called a hub, which includes a large antenna and enables the connection of all the VSATs in the network

-      satellite transponder capacity

              A VSAT remote site includes an indoor unit and an outdoor unit (see figure below). The indoor unit usually fits on a desktop (much like a modem) and contains the circuitry that activates the communications link between the user's equipment and the satellite. The outdoor unit includes a small antenna, usually 2 to 6 feet, that can be mounted on an end-user's roof, ground or wall and electronic equipment that transmits and receives signals to and from the satellite transponder.

                                    [GRAPHIC]
                             VSAT on-site equipment

              The hub for a VSAT network consists of a large dish antenna (4.5 to 11 meters) and radio frequency electronics equipment to allow signals to be transmitted between the hub and the satellite trans-

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
ponder. A hub also includes electronic equipment to provide for satellite communications, protocol support and network management functions.

              Satellite transponder capacity is available on existing satellites positioned in geostationary orbit (at 35,800 km above the equator). Once in orbit, a satellite beam can cover a geographic area the size of the continental United States or Western Europe. This coverage area is known as the satellite's footprint. The satellite receives information from a VSAT, amplifies it, and transmits it back to earth on a different frequency. A single satellite transponder has a capacity of approximately 100 million bits/seconds of information. This means that if the transponder is accessed for only 90 seconds per day, more than l billion bytes of data, the equivalent of 865,000 double-spaced pages, would be transmitted.

              The current generation of high power Ku-band satellites and sophisticated VSAT earth stations are particularly well suited to provide high speed business communications services as well as broadband web-based services. The use of the Ku-band frequencies (as opposed to the C-band used by older generations of satellites) offers reduced interference with ground communications. This enables satellites to use the higher broadcasting power necessary to support VSAT earth stations and makes it cost-effective to transmit to or among numerous locations. With increasing satellite power and the latest generation of VSAT software, VSAT earth stations are becoming smaller and less expensive, reducing overall network cost.

              Before the emergence of VSATs, commercial communication via satellite was very costly because it required an expensive ground terminal and a very large dish antenna. Satellite-based communications solutions were therefore limited to only those large companies which could afford them. In contrast, VSATs are significantly less expensive than other satellite solutions partly because they do not require end-users to dedicate staff specialists or make a sizable infrastructure investment.

              VSAT networks also offer several advantages compared to ground-based communications networks:

-      High quality and dedicated transmission availability

-      The capability of transmitting extremely large data flows

- Fixed transmission costs, insensitive to distance or the number of receiving stations

- Rapid and cost effective deployment in geographically isolated regions like mining areas and developing countries

-      Direct access to the Internet backbone

       MARKET OPPORTUNITY

              The market for communication network products and services has experienced rapid growth in recent years, and we believe that it will continue to do so into the future. Some of the key factors responsible for this growth include:

- rapidly growing demand for communications capacity driven by the increase in bandwidth-intensive applications, including the Internet;

- continuous technological advances which are broadening applications for, decreasing the cost of, and increasing the capacity of, both satellite and ground-based networks;

- global deregulation and privatization of government-owned telecommunications monopolies which allow for greater access to communications alternatives.

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

              The above trends have benefited a range of alternative technologies such as switched digital networks (ISDN service), digital subscriber line (DSL) connectivity, cable modem connectivity, frame relay and asynchronous transfer mode systems, as well as VSAT-based systems. The growth in the use of VSATs has been strong and consistent. According to industry sources, the installed worldwide VSAT base grew from 8,000 terminals in 1986 to over 500,000 terminals in 1999.

              We provide VSAT-based communications solutions to target growth opportunities in four rapidly expanding market sectors, each of which is further described below:

  -    data networks for:

- interactive enterprise networking applications such as consumer
  ATM, credit card, debit card and lottery transactions, retailer and manufacturer inventory control, and utilities' monitoring and control systems for power lines and pipelines

- unidirectional applications such as data broadcasting and paging systems

  - fixed telephone service offerings, including IP applications, in remote and rural areas and in underserved urban areas, primarily in developing countries

  - broadband and IP-based applications targeted to network dependent business and private corporate networks for business television, video teleconferencing, employee training, publishing information and sharing data among employees, vendors and customers, as well as other web-related applications

  - consumer broadband applications for Internet use; e-commerce, multimedia, and other consumer web-based applications.

VSAT-BASED DATA NETWORKS

              The significant growth in interactive data network services during the last decade has led to increased demand for satellite-based networks. VSAT and satellite technology is particularly well suited to those data networks which need to (i) reach many locations over vast distances simultaneously, (ii) solve a "last mile" or congestion problem, allowing high bandwidth access in areas currently limited to slow connections like copper wire, (iii) transmit to remote locations and to emerging markets where the terrestrial telecommunications infrastructure is not well developed, and (iv) rapidly provide services across a large geographic area served by multiple terrestrial providers.

              Due to the above advantages, corporate users are increasingly realizing the benefits of VSAT networks. As a result, VSAT networks are experiencing significant growth as a substitute for, or complement to, ground-based services such as frame relay and ISDN.

VSAT-BASED FIXED TELEPHONY PRODUCTS

              In a large number of remote, rural and urban areas, primarily in developing countries, there is limited or no telephone service due to inadequate telecommunications infrastructure. In these areas, VSAT networks are able to utilize existing satellite infrastructure to rapidly provide high quality cost-effective telecommunications solutions. In contrast to ground-based networks, VSAT networks are simple to reconfigure or expand, relatively immune to difficulties of topography and can be located almost anywhere. Additionally, VSATs can be installed and connected to a network in a matter of hours and seldom require maintenance.

              As a result of the above advantages, the market for VSAT-based fixed telephony products is rapidly growing. This market consists of public telephone operators that need to fulfill universal service obligations, large companies which require private networks to provide communications between branch offices and corporate headquarters, and service providers targeting rural and residential areas in developing countries.

VSAT-BASED INTERNET APPLICATIONS

              As more businesses evolve from establishing an Internet presence to utilizing securely connected geographically dispersed locations, the demand for high quality IP-based connectivity and value-added services will grow. New VSAT market sectors are emerging from web-related applications. One is private corporate networks that use IP protocol for delivering interactive data and broadcast information such as training, business television, and intranet. Another is a group of emerging network dependent enterprises, whose product is the network, and which is content-based and relies upon an efficient IP network for delivery and return.

VSAT-BASED CONSUMER BROADBAND SERVICES

              The term broadband services refers to networks that provide high-capacity, high-speed transmission of data that allow users to run applications faster than is usually possible over standard modems, take advantage of dynamic multimedia, and have the Internet "always on" at work and at home. In addition to the satellite broadband solution, there are three terrestrial means of providing broadband services to consumers: cable, DSL, and fixed wireless.

              The VSAT-based consumer broadband service can be differentiated from terrestrial competitors by the following characteristics:

- Rapid Availability. Cable and DSL providers must install the appropriate infrastructure at a high investment and with an extensive time to market delay. In contrast, the satellite solution requires the use of hubs which can be commissioned within a matter of days and can serve thousands of sites and allows for quick installation of user sites. The VSAT solution will be widely available upon commercial launch.

- Efficient Distribution. The consumer broadband service has the ability to broadcast and multicast broadband content to the subscriber without encountering the last mile bottlenecks of terrestrial networks. Content, such as stock quotes and live programming can be broadcast to a user community while the always-on return path enables unicast transactions (such as stock trading) desired by the user.

PRODUCTS AND SERVICES

              We currently offer three VSAT product lines, each of which is generally incorporated into a VSAT network consisting of a remote terminal linked to a central hub or control center via a satellite. In addition, Spacenet, Gilat Europe, and Servicio Satelital offer satellite-based network products and services including private communications networks carrying high speed two-way data, Internet, intranet, fax and voice transmission. We offer the full range of end-to-end products and services described below.




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VSAT Products

       The following table sets forth our current principal product lines:

                          PRODUCTS BY VSAT MARKET TYPE

TYPE                                  PRODUCTS/APPLICATION
----                        --------------------------------------------------
Data               SkyStar Advantage        ISAT                        SkyWay RF Transceivers
                   --Interactive            --Frame Relay              --Data Broadcast


Telephony          FaraWay                  DialAway
and Voice          --Satellite Telephony    --Rural Telephony


Internet           SkySurfer                SkyBlaster
                   --One-way Internet       --Two-way Internet Access
                   Access

              In focusing on providing one platform for interactive VSAT products and on consolidating our other product offerings to meet current customer demand we are phasing out production of our SkySurfer product in favor of our Skystar Advantage and SkyBlaster product lines, although we continue to support existing customers of that product.

Data Delivery Products:

              SKYSTAR ADVANTAGE VSAT. Our Skystar Advantage VSAT product, when integrated into a network, is used in transaction-oriented, point-to-multipoint satellite communication networks. The Skystar Advantage VSAT is designed to enable reliable and cost-effective interactive communications between a central hub and several tens to several thousand geographically dispersed sites. The applications currently served by our products include the following: credit and debit card authorization for retail sales; point-of-sale information and ATM networks; on-line recording and validation of lottery tickets; prescription verification, inventory control and review of customer profiles; inventory control and delivery scheduling at the manufacturing level; supervisory control and data acquisition networks for oil and gas pipelines; on-line remote stock exchange trading for brokers; distance learning and Internet access. Additional voice channel add-ons are available, as well as a video broadcasting application, both of which are offered by third party vendors.


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

                                      [GRAPHIC]



              Architecture. As illustrated above, our Skystar Advantage VSAT product consists of remote terminals, hub equipment and related software. Our remote terminal consists of a small outdoor antenna (typically 0.55 to 1.2 meters in diameter for the Ku-band frequency and 1.8 to 2.4 meters in diameter for the C-band frequency), an outdoor electronics unit ("ODU") and an indoor electronics unit ("IDU"). The ODU receives signals from a satellite transponder using a Low Noise Block ("LNB") frequency down-converter and transmits signals to the satellite transponder using our proprietary frequency up-converter and power amplifier. The IDU incorporates a satellite modem utilizing digital signal processing technology and a powerful central processing unit ("CPU"). The CPU controls communications through the satellite (including the satellite access scheme) and provides the platform for interface to the end-user's remote terminal equipment. The small antenna typically is supplied by a third-party vendor or purchased directly by our customer. We design and manufacture the IDU, design and integrate the ODU and supply that part of the software (the connectivity software) that, among other things, controls the satellite access scheme.

        The hub for the network incorporating our Skystar Advantage VSAT products consists of a radio frequency terminal ("RFT") and baseband equipment. The RFT incorporates a large dish antenna (typically 4.5 to 11 meters) and RF electronics equipment (up and down frequency converters, low noise amplifiers and high power amplifiers). The baseband equipment is comprised of the hub satellite processor ("HSP"), hub protocol processor ("HPP") and network management system ("NMS"). The HSP hardware provides the communication connectivity to the remote terminals and the HPP provides the interface between the HSP and the customer host computer running end-user applications. The NMS monitors and


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

controls all the remote terminals and the hub equipment. We design and manufacture the HSP software and hardware. The RFT is typically provided by third-party vendors. The HPP and NMS are provided by us in the Skystar Advantage network, and by GTECH in its VSAT network, which is known as "GSAT."

              Features. Our Skystar Advantage VSAT product utilizes a patented two-dimensional, random satellite access scheme that enables us to use low-cost ODU hardware and allows the VSAT network to handle momentary peak traffic loads without any significant degradation of response time. The Skystar Advantage VSAT now offers a feature enabling Internet connectivity, and additional voice channel capability, enabling voice communication between the hub site and a remote location. A VSAT network incorporating our Skystar Advantage VSAT product can offer features including: low-cost terminal equipment; rapid response time; high network availability; small antenna size which allows for easy installation and maintenance; very low transmission error rate; high hardware reliability; a variety of customer interfaces such as local area networks ("LAN") (e.g., Token-Ring and Ethernet); and flexible architecture (support for commonly used data communications protocols, including X.25, SNA/SDLC, ASYNC and TCP/IP; easy integration of additional value-added services such as data, audio and video broadcasting; and modular design that enables easy and staged network expansion).

              In 1999, the research and development of the Turbosat technology purchased in 1998 from Spacenet progressed, with most of the Turbosat's improved functionality and features completed and the technology being integrated (other than the CDMA technology) into a new product platform, Skystar Advantage TG (Turbo Generation), which is now our main Skystar Advantage platform. Our current development efforts for the Skystar Advantage VSAT are directed toward increasing the outbound bit rate capacity, adding MPEG1 and MPEG2 video multicast capabilities, and improving the current TCP/IP set of features, and cost reduction.

              As of December 31, 1999 we had shipped approximately 92,400 Skystar Advantage VSATs to customers worldwide.

              ISAT(TM). Our ISAT networking products are designed to provide high-end solutions for voice, fax and data communications for small-to-medium VSAT networks. ISAT uses a sophisticated frame relay switching engine and a patented satellite access technique to implement full or partial mesh or star topology networks. A mesh configuration allows "single hop" connection of subscribers' equipment by which remote terminals can communicate with one another without going through the hub. In a star configuration, remote terminals are connected only through the hub, with some delay in communication whenever two remote terminals communicate with each other. We offer ISAT networks to 2 types of customers. The first typically requires voice and data connectivity between 3 to 20 stations in a single-hop, full mesh network, usually to implement a private voice and LAN network between offices or factories to bypass often unreliable local phone service. The second type of customer requires similar services, but needs connectivity between 3 to 50 stations and a single hub location in a star or partial mesh type network.

                                      [GRAPHIC]


              Architecture. As illustrated above, an ISAT network consists of several remote terminals and a PC-based NMS installed at one of the network terminals for network status and software control of data rates and other network parameters. The remote terminal consists of a small outdoor antenna (typically 1.2 to 3.8 meters), an RF transceiver for Ku-band and C-band reception and transmission, baseband equipment with a modulator and one or more demodulators, a control and routing unit incorporating a Multimedia Processor ("MMP") engine supporting voice, data, and LAN interfaces, and a Station Interface Unit to monitor and control interface between terminal equipment at each site and the master station network management software. ISAT systems use a "Frame Relay" protocol for transferring messages over the network. At each terminal, outgoing packets are statistically multiplexed into a single data stream by the MMP. The data stream is then converted into a single outbound modulated carrier and transmitted to the satellite for rebroadcast. Each ISAT carrier operates on a discrete, assigned satellite frequency.

              In a full or partial mesh network, each terminal has demodulator equipment to receive carriers from each of the other network terminals with which direct communication is needed. The star equipment configuration is identical to the full mesh, except remote terminals require a demodulator only for the master terminal signal. The data rate transmitted over the satellite from each terminal is set to match the traffic requirements of the station. Standard ISAT equipment provides software-programmable rates over the range 9.6 kilobits per second to over 2 megabits per second. Different terminals within a network may have different rates to accommodate unique site traffic requirements.

              Features. ISAT networks can be provided with a Demand Assigned Multiple Access ("DAMA") overlay, allowing occasional connectivity to be established as required between star-type remote stations, for voice networks with only occasional voice requirements between stations. ISAT terminals feature high hardware reliability; easy installation and maintenance; a variety of customer interfaces; and flexible architecture.

              WebSat(TM) is an enhancement to ISAT, which integrates an IP accelerator to overcome typical satellite speed limitations for IP data and manages data flow from multiple connections using Quality of Service bandwidth controls. We have recently developed E-Trunk(TM), as an enhancement to ISAT. E-Trunk provides voice carriers with an efficient alternative to terrestrial trunking. E-Trunk's use of a Frame

Relay link protocol and patented satellite access technique can eliminate costly hub facilities and simplify interconnections for both cellular and traditional wireline telephony systems. A typical E-Trunk network is designed to service 3 to 100 sites, with each remote site servicing from 1 to 20 E1 circuits (30 to 600 lines) of voice traffic, or more for a central site.

              Our current development efforts for the ISAT are directed towards cost reduction and replacement of outsourced components with devices that we have developed and produced.

              As of December 31, 1999, we had shipped approximately 460 ISAT terminals to customers worldwide.

              SKYWAY(TM) SERIES OF RF TRANSCEIVERS. Our SkyWay high-power series of transceivers provide a solution for Single Channel Per Carrier and Multiple Channel Per Carrier VSAT terminals, and small-to-medium and medium-to-large Internet, voice, data, and video VSAT networks. This series of transceivers operate in the C-band, extended C-band, and Ku band and are produced in our Gilat Florida facility.

              Architecture. The SkyWay series of RF transceivers consist of an IDU, ODU, and depending upon the application, a Low Noise Amplifier down converter, LNB, or a Solid State Booster ("SSB"). The IDU controls ODU functions through a front panel keypad and an LCD display.

              Features. All the frequency converters use phase-locked oscillators, locked on the same frequency reference source. An auxiliary reference output is available for locking external equipment to the same reference source. The SSB contains a high power amplifier. The industry standard 70 MHz modem interface provides a straightforward connection to most modems. Auxiliary outputs for transmit and receive signals permit direct monitoring of intermediate frequency signals. The built-in processors and software provide the user with full control over the transceiver system. Monitor and control functions include SSB mute, frequency-set, alarm indication, output threshold, and external fault indication from the SSB. Full access is possible either through the front panel or an RS232/RS422 port.

              As of December 31, 1999, we had shipped approximately 560 SkyWay transceivers.

Telephony and Voice Products:

              FARAWAY VSAT. Gilat and COMSAT RSI (the assets of which were acquired by ParaGea Communications), are parties to a joint venture for the development of the FaraWay VSAT, a satellite telephony VSAT which provides mesh connectivity, voice and data services via satellite to remote locations and other areas that lack adequate telecommunications infrastructure. See "Strategic Alliances and Joint Ventures." FaraWay VSATs are intended to provide:

- A reliable telecommunications network (with fax, telephone and data capabilities) for corporate and business users in developing countries that have minimal or no telecommunications infrastructure

- Multi-channel toll quality telephone service to geographically isolated rural residential areas in developing countries

- Cost-effective telephone service that can be installed quickly for temporary remote installations (e.g., oil and gas exploration sites, small rural government agencies and new factories) until terrestrial services are available.

                                      [GRAPHIC]

              Architecture. The FaraWay telephony product employs a unique VSAT architecture and satellite access scheme and supports either a mesh or star configuration utilizing DAMA for more efficient use of the satellite. As illustrated above, the product architecture permits connections to either private telephone equipment, pay telephones, small private switches or a public switch, and data terminals, as well as to any combination of this equipment. A Data Interface Module ("DIM") enables high data rate applications in both star and mesh configurations.

              The remote terminal of the FaraWay includes a dish antenna (typically 1.8 to 3.7 meters in diameter), an ODU and an IDU. The IDU connects directly to subscribers' telephone equipment or central office. The FaraWay hub, which may be connected to a public switch, includes a large dish antenna (typically 4.6 to 13 meters in diameter), RF electronics, a network resource and call-processing controller, an NMS, a call accounting computer and traffic terminal. The network resource controller assigns satellite frequencies to the equipment at both ends of the communication link; the NMS monitors and controls the overall network; the call accounting computer provides data for external network billing; and the traffic terminal provides the hub's interface to the public switch.

              Features. The FaraWay VSAT offers a cost-effective, flexible solution for connecting 2-40 telephone lines from a public switch to a local PABX switch or directly to subscribers' premises via satellite and to support voice, fax and high data rate applications. The product features include:
Ku-band and C-band frequency operation; flexible interfaces including different signaling systems; support of up to 30,000 calls per hour and 8,000 remote stations; and ITU-approved 16 and 8 kilobit per second voice encoding.

              In 1999, we completed the development of a PC Network Terminal ("PC NT")-based NMS for the FaraWay VSAT. Our current development efforts for the FaraWay VSAT are directed towards continuing development of an enhanced digital E1 interface module, capable of supporting almost all existing digital telephony signaling protocols.

                                    [GRAPHIC]

              As of December 31, 1999, we had shipped approximately 1,600 FaraWay VSATs to customers.

              DIALAWAY VSAT Our DialAway VSAT product is intended to provide inexpensive, near toll quality telephone service including voice and fax communication and high speed Internet access for small businesses and villages in remote or urban areas lacking an adequate telephone infrastructure. The product has been designed to offer subscriber or pay telephone and public call offices with up to 3 lines. Our rural telephony product operates in a mesh or multi-star configuration in which the remote terminals communicate with each other in single hop full mesh or with hub and gateway stations. At the same time the DialAway offers "always on" high speed two way Internet access. We believe that the cost benefits of the product can meet the telephony needs of the targeted rural telephony users, as well as such users' current and future needs for Internet access.

              Architecture. As illustrated above, a DialAway network consists of a central hub, PSTN gateways, satellite channels and remote terminals. A remote terminal consists of a small outdoor antenna (typically 0.98 to 1.2 meters), an ODU and our IDU with one to three telephony extension cards. The hub consists of an RFT and baseband equipment. The RFT incorporates a large dish antenna (typically 4.5 to 11 meters) and RF electronics equipment (up and down frequency converters, low noise amplifiers and high power amplifiers). The baseband includes an HSP, a Hub Voice Processor ("HVP") with voice cards, and an NMS. The NMS monitors and controls all the remote terminals and the hub equipment. The hub design permits easy incorporation of new features, as well as independent sizing for inbound (remote to hub) and outbound (hub to remote) bandwidths. The hub station is also the point of presence (POP) for Internet traffic. Telephony traffic can be also routed to regional gateways which can utilize satellite or terrestrial infrastructure.

              With the DialAway, the analog voice input is digitized and compressed to 4.8 or 6.4 kilobits per second. The compressed voice is organized into packets and transmitted to the hub or to another remote VSAT via the satellite. At the destination, a voice/fax card decodes the incoming voice packets into digitized voice which is then reconverted into analog form.

              Features. Our DialAway VSAT product offers a PC NT-based NMS and such features as full support of telephone line services; high speed Internet access, full mesh architecture, call data processing; low cost; simple installation and operation; high hardware reliability; remote control and monitoring; and low power consumption.

              Our current development efforts for the DialAway are directed towards development of new product features, improving IP support, and decreasing the product's power consumption.

              As of December 31, 1999, we had shipped approximately 13,200 DialAway VSATs.

IP-Based Products:

              SKYBLASTER VSAT. The SkyBlaster VSAT, introduced in 1999, is our latest two-way IP-based product and consists of a DVB receiver card and a satellite transmitter PCI card as a return channel. The SkyBlaster is targeted for use in communities of interest, corporations, small to mid-size businesses, small office/home office and consumer users.

              With our unique satellite return access scheme, PC users have access to fully interactive broadband VSATs on corporate LAN servers or PC desktops. SkyBlaster provides IP-based communications solutions for broadband corporate and public networks.

              SkyBlaster features an open IP platform which supports applications developed by us or by third party vendors, such as interactive corporate training; reliable data and video multicasting; interactive business television and reliable push-based applications.

                                    [GRAPHIC]

Architecture. As illustrated above, the SkyBlaster VSAT combines two PCI cards:

-      DVB receiver

-      Satellite transmitter

              The DVB receiver card supports a scalable bit rate of 2 to 40 Mbps. Inbound data can be transmitted at bit rates of 38.4 to 153.6 Kbps, using a unique Frequency Time Division Multiple Access ("FTDMA") satellite access scheme, . The cards can be installed in any Gilat-qualified PC server, supporting data recasting over the LAN, or be provided as a stand-alone IDU. Research and development efforts are focused on increasing the bit rates to 307.2.

              The hub station was designed for installation at the customer premises as a private hub. Alternately, a shared hub can be located at a service provider site. Single-tier architecture allows for PC connectivity directly to the application and media servers. As shown in the diagram, any media server connected to the hub, such as a video, audio or data push server, is allocated with a reserved committed bit-rate that guarantees high-speed accessibility. Therefore, multiple streams carrying video, audio and data can operate at the same time without interfering with one another. The hub station features:

-      NMS (Network Management System)

-      HTS (Hub Transmission Server)

-      DVB IPE (IP Encapsulator)

-      DVB Satellite Modulator

-      HSP (Hub Satellite Processor)

-      Conditional Access (security)

-      Scheduling

              Satellite Access. SkyBlaster uses a proprietary two-dimensional access scheme. This enables the use of low-cost ODU hardware, minimizes space segment use and allows the VSAT network to handle momentary peak traffic loads without significant degradation in response time. The network is immune to outages caused by frequency interference.

              The unique FTDMA scheme provides no back off in time for retransmissions and consistent utilization of the entire bandwidth by all remote sites. The satellite access scheme, coupled with a transmit slot size that can be optimized to the network, provides superior network throughput stability and load balancing.

              We are currently developing an external stand-alone box for the SkyBlaster that we expect to introduce by the first quarter of 2001, in order to enable easy installation of the product. We are also involved in extensive research and development efforts aimed to reduce the price and increase the efficiency of the technical components of the SkyBlaster product.

              As of December 31, 1999, we had shipped approximately 7,600 of our SkyBlaster VSATs to customers worldwide.

              SKYSURFER VSAT. Our SkySurfer VSAT receiver product is a PC-based Digital Video Broadcast ("DVB") satellite receiver used in IP environments to provide satellite-based multicast and unicast communications. We are currently phasing out our production of the SkySurfer product in favor of the SkyBlaster product line, although we continue to support existing SkySurfer customers. The SkySurfer streams IP traffic from a central site to a large number of geographically dispersed remote sites. It is an open IP platform that enables easy integration of any IP-based application. The main applications running on SkySurfer networks are web-based interactive corporate training and distance learning, interactive business television, multicast video and audio streaming, broadband Intranet/Internet access and reliable push based applications.

              The SkySurfer remote unit receives high bit-rate traffic via satellite (from 2 to 40 Mbps) and currently utilizes the user's return path (terrestrial VSAT) for transmission. The SkySurfer hub provides users with a scalable 2-40 Mbps channel for IP traffic.

              Architecture. The SkySurfer VSAT consists of a central transmission hub and the remote SkySurfer receiver cards. The central hub consists of several Hub Transmission Servers ("HTS") which receive the content from the server at the central site or anywhere over the Internet. Each HTS is a PC server running applications that we developed. The HTS transmits the data to the satellite modulator which converts the data to the intermediate frequency ("IF") range. The output of the modulator is transmitted to the satellite by standard RF transmission equipment. Our NMS, situated at the transmission site, controls the parameters of the hub and remote SkySurfer units.

              The remote SkySurfer VSAT consists of (i) a 32-bit PCI adapter card that fits in any standard PC and enables receipt of high-speed data (up to 40 Mbps) by a PC or LAN server, (ii) a small outdoor antenna and (iii) an LNB. A return path can be established over any existing terrestrial or two-way VSAT connection.

              As of December 31, 1999, we had shipped approximately 11,500 of our SkySurfer VSATs to customers worldwide.

              Features. For interactive business television and corporate communications, the SkySurfer VSAT offers IP-based multicast and Intranet technologies that provide interactive business television with Motion Picture Expert Group ("MPEG") decoding quality. We have provided turnkey solutions, beginning with the customer's video source, continuing with the video encoding server (including the IP multicast data layer) and ending with the video decoder card.

              For corporate training, using third party proprietary training technology, SkySurfer enables full broadband software video decoding with multicast capabilities for on-line training to hundreds of employee LANs and PCs simultaneously.

              For push-based applications, SkySurfer, which has been bundled with third party technology, offers an integrated end-to-end push client server solution, optimized for satellite delivery and IP multicast. This integrated solution allows companies to deliver corporate information and software from a variety of sources and to notify employees and management of its availability.

              For broadband Intranet/Internet access, SkySurfer enables data rates of more than 1 Mbps, while accessing corporate Web servers or Internet sites. LAN users can also access the global Internet through the SkySurfer gateway, without installing SkySurfer at their PCs.


VSAT NETWORK SERVICES

              In our two primary geographic markets, the United States and Europe, we now provide full network services through our network management centers, in addition to product sales. We offer a full spectrum of services, from installation and maintenance services to comprehensive service offerings in which we package the VSAT system with installation, network operations, maintenance and access to satellite transponder capacity. Our services include:

-      Network Analysis

-      Network Implementation

-      Shared Hub Services

-      Network Operations

-      Maintenance

-      Customer Technical Services

-      Access to Satellite Capacity

              In addition, we also provide network services in Argentina and support for network services in India.

              Network Analysis. Network analysis involves designing the system in response to specific customer needs, determining critical system parameters, such as data protocols and network response times, assisting in generating component and subsystem specifications for the network's hardware, hub requirements (private or shared), and satellite capacity.

              Network Implementation. The network implementation process covers hub installation and network rollout, which entails installing and connecting all of the remote VSAT locations to the network. Network rollouts are planned and managed by the Gilat program management organization. The program manager serves as the customer's single point of contact and is responsible for delivering the network on time, on budget, and to specification.

              Many of the activities for installing a VSAT network take place at the customer's facilities, such as: site survey, site preparation and installation of ground, roof, and/or wall-supported mounts with lightning protection, connection of the ODU and IDU to the antenna and Inter Facility Link ("IFL") cable, powering up the system, pointing the antenna, initializing the VSAT and confirming proper operation with the hub, connecting the VSAT with the customer's local equipment (such as LAN or point-of-sale), and providing an orientation to the local customer personnel. A typical installation can be completed in four to six hours. We are increasing our installation capabilities and currently can install approximately 3,500 sites per month in the US.

              Hub installation services vary, depending on whether the customer's network involves a private hub or use of one of our shared hub facilities in McLean, Virginia, Chicago, Atlanta, Germany, the Czech Republic or Argentina. The primary distinction between the two is that a private hub installation involves more emphasis on site preparation, equipment installation and training, while a shared hub installation focuses on the compatibility with the shared hub and the customer's data center.

              We currently use in-house personnel for hub installation and third parties to perform most VSAT installation activity in our service markets. The program manager, working with our in-house implementation staff, insures that our third-party installation teams arrive at the customer's site on schedule and are equipped with the necessary equipment to complete the installation. The third-party installers are trained and certified on the Gilat hardware platforms.

              Shared Hub Services. The hub is the most costly and complex component of a VSAT system. Some customers prefer to outsource the management and operation of the hub, either by leveraging our competency in managing networks or by gaining additional cost efficiencies through sharing the hub hardware and operations costs with multiple customers. Gilat presently staffs its primary shared hubs in the U.S., Germany and Argentina, with a highly specialized technical staff on a 24-hour basis. Our shared hub service typically includes use of hardware, maintenance, ground-based backhaul circuits, satellite uplinking and operations for which the customer pays a monthly fee.

              Network Operations. Our network operations services coordinate and manage the operations of customers' networks and monitor the quality of services delivered on a 24-hour basis from one of our three network management centers
(NMC). Our largest NMC is located in McLean, Virginia, and is staffed by over 40 technicians who are trained in network fault isolation, problem resolution and customer service. We also have NMCs in Atlanta, Germany and Argentina. When customers experience an outage on their network, they call the NMC, where a trained professional, using proprietary monitoring and control technology, will work to restore service. In instances in which service cannot be restored through the troubleshooting process, the NMC technician will dispatch one of our third-party field service technicians to repair or replace the on-site hardware and restore operations to the site.

              In 1999, Gilat NMCs managed approximately 32,000 data and video sites in the United States and approximately 36,500 sites worldwide.

              Maintenance. Once an NMC technician determines that a field service dispatch is required to fix a problem, our maintenance and logistics organizations provide service to the customer. We offer a variety of maintenance plans to support our customer networks. All of the plans include toll-free trouble reporting service from one of our NMCs, field service, replacement of equipment, warehousing of spare parts, shipping and repairs. The objective is to provide an on-site response within an average of four hours for most sites. In the United States, we have contracted with IBM-TSS, a third-party repair service provider, to operate nationwide service centers that are staffed with Gilat-trained and certified field service technicians. Other trained and certified third-party vendors are contracted in our international service markets.

              Our maintenance services are supported by our internal logistics and repair organization, which is responsible for stocking parts in over 100 warehouses in the U.S., Europe and Argentina.

              Customer Technical Services. Our technical services group includes engineering test and support services during the project implementation phase and on-going telephone and on-site support for complex networking issues. The customer technical services group provides application trouble shooting, network optimization, customer training, and documentation services.

              Protocols and Methodologies. The development of new software protocols and methodologies has resulted in improved use of available network capacity and decreased delays in transmission of information. Our networks support multiple protocols simultaneously, including SDLC, Bisync, X.25, X.3/X.28/X.29 PAD, Token Ring LLC, Ethernet LLC, X.25 Broadcast and TCP/IP. The performance of these protocols across satellite bandwidth is optimized by techniques such as TCP/IP "spoofing," which improves data throughput efficiency. In addition, our VSAT networks have built-in protocol conversion capabilities, including X.25 to Async PAD, SDLC to Token Ring, Bisync to Token Ring, X.25 to Bisync, X.25 to SDLC and TCP/IP over Ethernet to TCP/IP over Token Ring, which allow our VSAT networks to operate with multiple protocols without the purchase of additional equipment.

              Satellite Capacity. Satellite transmission channels are an integral part of our VSAT network offers in the U.S., Europe and Argentina. We continually monitor our space segment capacity, all of which we procure from GE Americom and other third parties, in order to ensure that sufficient transmission capacity is available for prospective customers, as well as growth in bandwith for existing networks. The capacity is provided for the term of the agreement, typically five years, and may be increased under the term as the customer's traffic grows. For networks in the United States, we primarily use satellite capacity acquired from GE Americom, which currently operates a fleet of 12 satellites, as well as from other suppliers. In connection with the Spacenet acquisition, we entered into a series of agreements with GE Americom under which GE Americom provides us with backup and additional satellite services. These agreements are described below under the heading "Certain Relationships and Related Party Transactions--The Satellite Transponder Service Agreements." We also use capacity on several regional satellites in Europe and Latin America.

              We believe that there is a large and growing quantity of satellite capacity available from a number of providers in the United States and in the rest of the world from whom we can obtain transmitter capacity at competitive rates, as our business requires.

              Service Offerings. Service offerings combine a rental of all necessary network hardware with all of the above network services into an end-to-end customer solution. In a service offering, we retain ownership and operation of the network equipment, delivering to the customer a specified network speed, response time and network availability for a set price per month per site. Generally, service offerings contracts have a five-year maturity. However, we also provide three-year service contracts in response to market demand.

              Service offerings respond to our customers' needs to outsource non-core competencies and mitigate technical obsolescence and make the purchase of satellite network services similar to the procurement of ground-based network services.

              Historically, our main service offerings have been based on the Skystar Advantage two-way data platform. However, we are also leveraging our existing network services infrastructure with new service offerings that include the SkyBlaster product line.

MARKETING, DISTRIBUTION AND STRATEGIC ALLIANCES

              MARKETING AND DISTRIBUTION. We use both direct and indirect sales channels to market our products and services. Our marketing activities are organized geographically, with groups covering North America, Europe, Latin America, Asia and the rest of the world. In North America and Europe, most of our revenues are generated by our direct sales force, although value-added resellers and distributors account for some of our largest networks. In Asia and the rest of the world, we rely primarily on local agents and distributors. In all markets, we occasionally work with system integration companies for large and complex projects.

              The sales teams are comprised of account managers and sales engineers, who are the primary account interfaces and work to establish account relationships and determine technical and business requirements for the network. These teams also support the other distribution channels with advanced technical capabilities and application experience. Sales cycles in the VSAT network market are lengthy and it is not unusual for a sale to require 18 months from initial lead through signature of the contract. The sales process includes several network design iterations, network demonstrations, pilot networks comprised of a few sites, and in some cases special software development which is completed before contract signing. For VSAT networks sold as a complete service offering, the sale cycle is typically shorter and can be as low as 90 days from the initial lead through the signature of the contract.

              We have a sales and marketing group of 150 full-time employees (as of May 1, 2000) who offer our products and services, primarily in the United States and Europe. Approximately 27% of the sales and marketing group is based in the United States, approximately 13% is based in Europe, and approximately 39% is based in Israel. Sales of our services generally are substantial in size and involve a long-term sales process.

              We currently have marketing and technical support staff in the United States, Europe and Israel. In addition, we maintain marketing and support offices in Argentina, Brazil, Australia, Thailand and India, which provide ongoing marketing and technical support for our products for our strategic partners and their customers. These offices also work with our strategic partners to identify target markets and applications and define products to meet those needs. In addition, we have established representative offices in London and Beijing to support our marketing efforts and support and coordinate local marketing offices in Europe and the Far East. We are currently establishing a representative office in Kazakhstan to provide pre-sales marketing and support in that region.

              We also sell our products and services to postal, telephone and telegraph organizations ("PTTs") and other major carriers, resellers and other companies in the United States and internationally who purchase network products and services from us for resale to their customers. PTTs and other major carriers employ substantial sales forces and have the advantage of being existing providers to many of our target customers, which makes marketing easier and increases awareness of customer needs.

              The following table sets forth Gilat's revenues by geographic area for the periods indicated below as a percent of Gilat's total sales:

                                                    Years Ended December 31,
                                            -----------------------------------------
                                                1997          1998          1999
                                                ----          ----          ----
   United States                               49.5%(1)      51.8%(1)     56.4%(3)
   Europe                                       8.9%          6.7%        16.2%(3)
   South and Latin America                     11.1%(2)       6.9%(2,3)   13.0%(3)
   China                                        4.6%(3)       3.5%(3)      1.7%(3)
   Israel                                       3.3%(3)       2.7%(3)      2.5%(3)
   South Africa                                 0.1%(3)      13.4%         0.4%
   Other                                        22.5%        15.0%         9.8%

   Total                                       100.0%       100.0%       100.0%

----------------------------------

(1) Includes revenues of 11.6% and 2.8% derived from sales made through GTECH and Spacenet in the United States with shipments made directly to end-users in Europe (including regional service operators and distributors) for the years ended December 31, 1997 and 1998, respectively. See note 15 of Notes to Consolidated Financial Statements listed in Item 19.

(2) Including revenues from a subsidiary of GTECH in Brazil of 6.8% and 1.1%for the years ended December 31, 1997 and 1998, respectively.

(3) Includes revenues from related parties of 3.6%, 8.2%, and 15.6% for the years ended December 31, 1997, 1998, and 1999, respectively. Revenues for 1999 include $15 million from GE Americom, which was paid in accordance with the Merger-Related Agreements, pursuant to which GE Americom was required to pay us to the extent it did not meet certain equipment purchase commitments. See note 15 of Notes to Consolidated Financial Statements listed in Item 19.

              BACKLOG. In 1999, we received orders for over 70,000 interactive VSAT units. Our interactive VSAT orders for 1999 are more than twice the orders received for interactive VSATs in 1998. The 1999 year-end backlog for equipment sales and revenues from multi-year service contracts for our VSAT products was over $300 million, an increase of more than 70% from the 1998 backlog of $175 million. The backlog calculation includes, with regard to the previously announced MCI Worldcom/USPS contract, only expected revenues on that contract from installations planned through year-end 2000, although this 10-year contract, which does not require USPS to purchase any specific number of VSATs by any specific date, could total as many as 26,000 sites.

              STRATEGIC ALLIANCES AND JOINT VENTURES. In addition to our direct and indirect sales channels, we have established certain key strategic marketing relationships and joint ventures, including the following:

              Gilat-To-Home ("GTH"). In March 2000, we established a joint venture named Gilat-to-Home, Inc. ("GTH") with MSN, EchoStar and ING, to provide broadband Internet access via satellite ("Service") to residential, "SOHO" and small business customers in North America. MSN has entered into a four year supply agreement with GTH for the Service according to which GTH will supply and MSN will purchase a minimum quantity of VSAT stand-alone units for MSN customers after completion of a one year milestone process. MSN has entered into an additional service agreement with GTH, which will enable MSN and GTH to offer additional satellite enabled services to MSN customers. MSN will also develop a GTH-MSN co-branded portal, which will be available to GTH customers.

              EchoStar and GTH will cooperate for the purpose of providing a broadband Internet access service via satellite to GTH subscribers and EchoStar's DISH Network subscribers. EchoStar will market GTH's broadband Internet access services to DISH Network customers and retailers. GTH will market EchoStar's multichannel video services together with GTH's broadband Internet access product.

              We have entered into an agreement to support the performance by GTH of the supply agreement with MSN described above. We have agreed not to compete with GTH in North America. MSN and EchoStar have invested $50,000,000 each and ING $25,000,000 in cash in GTH in exchange for both senior convertible preferred and common shares equal to 17.61%, 17.61% and 7.16%, respectively, of the outstanding capital of GTH. The preferred shares are non-voting, have a liquidation preference, antidilution and preemptive rights, rights of first refusal, and co-sale and registration rights and carry 12% PIK (paid-in-kind) dividends. Gilat owns approximately 41.09% of GTH's outstanding shares and Gilat related parties collectively own approximately 9.03%. These share holdings are on a fully diluted basis, including shares reserved for options to be granted to employees but not including warrants and debt conversion rights issued as part of bank financing. We have the right to appoint two members to the GTH Board of Directors.

              KnowledgeBroadcasting.com. ("KBC") On March 6, 2000, we completed a $10 million investment transaction with Knowledge Net Holdings LLC, a subsidiary of Knowledge Universe, Inc., in exchange for 10 million common units (approximately 5.6% of the outstanding units) of KnowledgeBroadcasting.com LLC ("KBC"). KBC is a web-based media company formed to distribute knowledge-based content using interactive broadband satellite and other technologies. We also received a one-year warrant (the "Warrant") to purchase up to 20 million additional units in KBC for one dollar per unit ("Warrant Units") and we have been granted an option to purchase content from KBC at preferred pricing, to the extent that KBC makes such content available to third parties. In addition, we have received a five-year right of first refusal, at preferred pricing, for KBC hardware purchases for broadcast networks and VSAT operating services. We are also entitled to appoint one director to the board of KBC as long as we hold a minimum number of KBC units.

              As part of this transaction, for five years, KBC may purchase equipment and services from us at preferred prices. For up to two years, to the extent that we do not exercise the Warrant, KBC may pay for up to $20 million of equipment and/or services with KBC common units valued at one dollar per unit (such number of units to be deducted from the total available number of Warrrant Units). We also provided KBC with a five year warrant to purchase approximately 191,000 of our ordinary shares at a purchase price of $157.05 per share.

              GTECH. Since 1990, we have worked closely with GTECH Corporation ("GTECH") to develop GTECH's GSAT service offering which is used for computerized on-line state and national lottery applications. GTECH is a leading operator and supplier of computerized on-line lottery systems. GTECH's lottery system consists of numerous remote lottery terminals located in retail outlets, central computer systems and game software, as well as communications equipment that connects the terminals and the central computer systems.

              In December 1994, we executed a seven-year agreement with GTECH (replacing an agreement executed by the parties in March 1993) pursuant to which we agreed to sell our VSAT product components to GTECH at agreed-upon prices and granted GTECH certain non-exclusive marketing and manufacturing rights to our interactive transaction-oriented VSAT technology for worldwide gaming applications (except in France), including, among others, lotteries, sports betting, pari-mutuel betting and horse and other race betting. Purchases by GTECH of the indoor units (IDUs) from us have been at prices specified in the agreement, and for IDUs manufactured by GTECH directly or through a subcontractor, GTECH has been required to acquire the necessary software from us and to pay us a royalty in respect of each IDU produced.

              The GTECH agreement also provides that until March 31, 2001, we will not, directly or indirectly, sell our two-way VSAT technology for gaming applications or supply services similar to those provided to GTECH under the agreement to any person directly or indirectly in competition with GTECH in the gaming business. However, we may sell our TwoWay VSAT (i) through Spacenet for resale to persons or entities involved in the gaming industry, and (ii) to value-added resellers who may sell the TwoWay VSAT for gaming applications.

              Under a memorandum of understanding signed in March 1996, GTECH agreed to purchase or manufacture 1,500, 2,000, and 3,000 IDUs in 1997, 1998 and 1999, respectively. These commitments were substantially satisfied. Since 1996, the parties have conducted business pursuant to the memorandum of understanding, and we are currently negotiating a new agreement to replace the exsiting arrangement, which expired in March 2000. We believe that we have a good relationship with GTECH and that the relationship will continue, although we cannot assure that a new agreement will be reached.

              ParaGea. In late 1992, we entered into a ten-year joint venture with COMSAT RSI, Inc. (the assets of which were sold to ParaGea Communications) to develop, manufacture and market two-way rural telephone VSAT products. In March 1997, the parties modified the agreement to apply only to the VSAT-based telephony product which had been jointly developed and marketed by COMSAT RSI under the trade name "TerraSat 400" and by Gilat under the name "FaraWay VSAT"; to restructure the product development plans; and to grant each party non-exclusive marketing rights worldwide. In November 1997, a further amendment gave Gilat sole responsibility for development of the FaraWay product for a period of one year, after which both parties have the right to develop the product. Gilat is continuing the independent development and marketing of the current FaraWay VSAT.

              KSAT. In January 1998, we entered into an investment agreement with KSAT, a Yukon company listed on the Vancouver Stock Exchange, and Global Space Investments Limited, a partially owned subsidiary of Keppel Telecommunications & Transportation Ltd., a Singapore public company involved in telecommunications activities. Under the agreement, among other things, Global invested $15 million in KSAT (half as equity and half as a loan convertible into equity) and we converted to equity certain convertible instruments we held in KSAT. We also agreed to exchange our direct interests in certain joint ventures in China for shares of KSAT, subject to Chinese government regulatory approvals. Those approvals have been obtained and we completed the share exchange in February 2000. In light of the 1998 KSAT financing and the transfer of our joint venture interests, we hold approximately 39.0% of KSAT (or 30.8% on a fully diluted basis). Two of our officers have been appointed to the Board of Directors of KSAT.

              Global Village Telecom N.V. ("GVT Antilles"). We initiated our rural telephony project in 1997 through our then wholly owned subsidiary, Global Village Telecom N.V. ("GVT Antilles") (recently re- named Gilat-To-Home Latin America (Antilles) N.V. ("GTH LA Antilles")). GVT Antilles was established to design, deploy, manage and operate, alone or with local partners, rural telephony communications networks to provide fixed-site, basic telephony service to rural and remote markets in developing countries, as well as other markets for public telephony service. We have been marketing our DialAway VSAT product, and other voice products, through GVT Antilles and GVT Antilles's local partners. As of December 31, 1999, we had shipped to GVT Antilles and its subsidiaries approximately 6,500 DialAway VSATs and three redundant hubs for rural telephony networks in Chile, Peru, and Colombia where GVT won concessions to provide rural telephony services.

              In April 1998, GVT Antilles completed a $40 million private placement with an international group of investors (the "Other Investors"), as a result of which our interest in GVT Antilles was reduced to a minority. We invested $2.5 million in GVT as part of the private placement. We also provided a $7.5 million loan convertible into common shares equal to approximately 15% of GVT Antilles.

              In April 2000, we completed a share exchange transaction in which we acquired all the outstanding shares of the Other Investors in exchange for the transfer to a new company organized by the Other Investors of GVT Antilles' entire right and interest in two Brazilian subsidiaries which were formed to provide telephone and other telecommunications services in South Central Brazil. All other agreements among the parties under the original private placement transaction were terminated and the Other Investors were given the right to the name and marks "GVT" and "Global Village Telecom". As part of the April 2000 transaction, we also provided the Other Investors' new company with a $40 million loan in exchange for a note convertible into common shares equal to approximately 9.1% of this new company's then outstanding shares.

              As a result of the transaction, we own substantially all of the shares of GTH LA Antilles, with employee shareholders of GTH LA Antilles holding the balance. Subject to certain governmental and other consents and approvals, where needed, and as part of our planned customer Internet initiative in Latin America, we are completing the process of renaming the Peru and Chile subsidiaries of GTH LA Antilles to Gilat-To-Home Latin America, and the Colombia subsidiary to Gilat Colombia.

CUSTOMERS

              CUSTOMERS. The majority of the customers for our products and services are large retail and consumer-oriented businesses, including retail and consumer distribution, convenience stores, restaurants and hospitality, gas stations, hotel, brokerage, banking and financial services, communications, lottery, automotive and governmental. We sell our products directly to these customers or indirectly through resellers. In general, networks for these customers range from approximately 100 to 4,000 sites, although some customers have satellite data networks considerably smaller and others considerably larger than this range.

              The Rite Aid drugstore chain uses its VSAT network to reduce network response time for credit card transactions, to process prescriptions through its pharmacy system, to broadcast customized music and promotional programming to its stores on its private radio frequency and to send frequent corporate communications and sales training updates to employees on its own business television system. Automaker Peugeot-Citroen of France uses its network for interactive data applications such as inventory updates, credit authorizations, and warranty documentation.

              USPS TRANSACTION. During 1998, we were selected as subcontractor, under a prime contract awarded to MCI Corporation, for the provision of VSAT services to the United States Postal Service. Although the contract does not require the USPS to purchase specific quantities at specific dates, the USPS program is expected to initially link 10,000 small associated office locations throughout the United States, with potential growth to 26,000 sites during the ten-year program. Our VSAT services are providing the USPS with a comprehensive upgrade to existing terrestrial dial-up services now in use at post offices across the United States. The network supports a wide range of applications, including point-of-sale and credit card processing, package delivery confirmation, remote monitoring, software and data file downloading, IP multicasting, and multimedia broadcast. The network is providing the USPS with world-class connectivity to all locations, enabling a state-of-the-art customer service infrastructure. The VSAT network will provide on-line services to as many as 26,000 locations. An additional 7,000 sites are being installed as back-up services to the existing MCI WorldCom Frame Relay network at large associated office locations. As of June 4, 2000, we have installed 1,115 small associated office locations and 5,009 large associated office locations in 44 U.S. states. We expect to install a total of 4,000 small associated office locations and 5,500 large associated office locations by December 31, 2000, although we cannot assure that we will be able to meet that schedule.

COMPETITION

              The data communications industry is highly competitive and the level of competition is increasing. As a provider of data network products and services in the United States and internationally, we compete with a large number of telecommunications service providers. Many of these competitors have significant competitive advantages, including long-standing customer relationships, close ties with regulatory and local authorities, and control over connections to local telephone networks. This increasingly competitive environment has put pressure on prices and margins. To compete effectively, we emphasize the price competitiveness of our products as compared to products offered by ground-based and other satellite service providers, the advantages of satellite data networks in general, our network quality, our customization capability, our offering of networks as a turnkey service rather than as an equipment sale and our provision of a single point of contact for products and services.

              We have encountered strong competition from major established carriers such as AT&T, MCI WorldCom, Sprint, British Telecom, France Telecom, Deutsche Telekom and global consortia of PTTs and other major carriers, which provide international telephone, private line and private network services using their national telephone networks and those of other carriers. Such carriers also offer technological solutions for customer networks, including ISDN lines and frame relay networks. Fiber optic cable is increasingly available for wide bandwidth networks in the United States and Western Europe, and competitive issues often involve tradeoffs among price, various features and customer needs for specialized services or technologies. We are facing increasing competition from ground-based telecommunications service providers which use frame relay, fiber optic networks and digital network switching to provide competitive network offerings.

              Our VSAT networks generally have an advantage over terrestrial networks where the network must reach many locations over large distances, where the customer has a "last mile" or congestion problem that cannot be solved easily with terrestrial facilities and where there is a need for transmission to remote locations or emerging markets, as discussed more fully above. By comparison, ground-based facilities (e.g., fiber optic cables) often have an advantage for carrying large amounts of bulk traffic between a small number of fixed locations. However, the customer's particular circumstances, the pricing offered by suppliers and the effectiveness of the marketing efforts of the competing suppliers also play a key role in this competitive environment.

              The major telecom carriers also serve as resellers of our products and services, and are an increasingly important distribution channel in Asia and Latin America. See "--Marketing and Distribution"

              Our principal competitor in the supply of satellite networks is Hughes Network Systems, which offers a full line of VSAT products and services and which obtains satellite capacity on the satellite system operated by its affiliates Hughes Galaxy and PanAmSat. In competing with Hughes Network Systems, we emphasize particular technological features of our products and services, our ability to customize networks and perform desired development work, the quality of our customer service and our willingness to be flexible in structuring arrangements for the customer. In addition, we face competition from other satellite network providers, including Loral and its affiliates (such as Orion Network Systems) and, in certain instances, direct broadcast satellite companies.

              We expect our principal competition in the VSAT-based consumer broadband arena to come from three terrestrial broadband service technologies: cable, DSL, and fixed wireless. Recently, potential competitors have announced the planned introduction of two-way satellite Internet products and services. We believe that our more mature product will allow us to compete effectively in this market.

              In addition, with the GTH offering, we believe that we will be able to compete effectively for consumers and small businesses in rural and suburban markets initially throughout the United States, and subsequently in other regions in the world.

              TheVSAT-based broadband solution can be differentiated from the terrestrial competition by two primary characteristics: rapid availability and more efficient distribution. Unlike cable and DSL, the satellite-based solution to be provided by GTH will be immediately available upon installation of the equipment at a consumer's home. Additionally, the broadband service to be offered by GTH is expected to offer subscribers broadcast and multicast broadband content without last mile bottlenecks often experienced with terrestrial networks.

              We may experience increased competition in the future from existing or new competitors in the hardware, services, and the consumer broadband spheres that may adversely affect our ability to continue to market our products and services successfully. We believe that we have been able to compete successfully with larger telecommunications companies in part by entering into strategic joint development and marketing relationships with major companies such as GTECH and COMSAT RSI, by developing new products such as SkyBlaster, and by emphasizing low-cost product and service features and functions that meet the needs of customers in the markets in which we compete. We also believe that our leadership in the consumer satellite broadband arena through the formation of GTH with market leaders such as Microsoft and EchoStar has created a new channel to sell our products in potentially greater quantities beginning toward the end of this year. We are able to provide these product and service features and functions in part by using our proprietary hardware and software. See "--Patents and Intellectual Property."

              We believe that our major competitors have the resources available to develop products with features and functions competitive with or superior to those offered by us. In addition, the entry of new companies into the market or the expansion by existing competitors of their product lines could have an adverse effect on us. However, we believe that our primary competitive advantage is our ability to provide products with relatively low overall cost and high functionality. We also compete on the basis of the performance characteristics of our products and our ability to customize certain network functions. We cannot assure that our competitors will not develop such features or functions, that we will be able to maintain a cost advantage for these products or that new companies will not enter these markets.

              We also compete with other companies that offer communications networks and services based on other technologies (e.g., ground-based lines and frame relay, radio transmissions, point-to-point microwave) that can be competitive in terms of price and performance with our products. For example, there is a competing technology for a unidirectional VSAT system that uses a lower-cost remote terminal but requires more satellite space segments capacity than our unidirectional VSAT products. See "Risk Factors--Competition in the network communications industry."


RESEARCH AND DEVELOPMENT

              PRODUCT DEVELOPMENT. We devote significant resources to research and development projects designed to enhance our VSAT products, to expand the applications for which they can be used and to develop new products. As of May 1, 1999, approximately 39% of our employees in Israel and 14% of our employees in the United States were employed in research and development activities. Annual gross research and development expenditures were approximately 8.0%, 10.2% and 10.2% of revenues in the years ended December 31, 1999, 1998 and 1997, respectively. Approximately 8.7%, 19.2%, and 23.5% of our research and development expenditures for the years ended December 31, 1999, 1998 and 1997, respectively, were covered in all three years by the Office of the Chief Scientist, including funds received or accrued through the research consortia (as described below), in 1998 from the European Commission and in 1999 from the U.S.-Israel Science and Technology Foundation. Our initial research and development was funded by BIRD, but currently none of our research and development expenditures is funded by BIRD. We cannot assume that funding at any level will continue to be available or that funding will be available on attractive terms.

              We intend to continue to devote research and development resources to complete development of certain features, to improve functionality, including supporting greater bandwidth, to improve space segment utilization, to increase throughput and to reduce the cost of our products. We continue to devote substantial research and development efforts to the hardware and software of the Skystar Advantage and FarAway in order to enhance both products' capabilities and to develop new features.

              We have devoted research and development resources to development of our DialAway VSAT. This product provides inexpensive, near toll quality, dial tone telephone service for small businesses and villages in remote or urban areas lacking an adequate telecommunications infrastructure. We intend to continue development of the DialAway VSAT to develop new features (such as IP communications), enhance existing features related to the multi-star configuration and reduce costs.

              We have developed the SkyBlaster VSAT product and will continue development of this product in order to enhance the product features and effect cost reductions. This product is an interactive VSAT that incorporates a satellite return channel, which enables two-way access to multimedia services via the Internet. The SkyBlaster is targeted for use in communities of interest, corporations, small to mid-size businesses, small office/home office and consumer users. The SkyBlaster is designed to offer improved access through better response time and faster downloading of large files, such as audio and video clips. We have devoted considerable research and development efforts in order to improve the functionality of the SkyBlaster for consumer use, as well as to reduce the costs of the product. We are currently developing an external stand-alone box for the SkyBlaster that we expect to introduce by the first quarter of 2001, in order to enable easy installation of the SkyBlaster product.

              Our current products and services typically operate on either the Ku or C satellite bands. We are currently involved in exploring the possible utilization of the Ka satellite band with our products and services in the future.

              We develop our own network software and software for our VSAT product lines. We generally license our software to customers as part of the sale of our network products and services. We also license certain third party software for use in our products.

              We regard our software and our internally developed hardware as proprietary and have implemented protective measures both of a legal and practical nature. We have obtained and registered several patents in the United States and in various other countries in which we offer our products and services. We rely upon the copyright laws to protect against unauthorized copying of the object code of our software, and upon copyright and trade secret laws for the protection of the source code of our software. We derive additional protection for our software by licensing only the object code to customers and keeping the source code confidential. In addition, we enter into standard confidentiality agreements with our customers to protect our software technology and trade secrets. We have also made copyright, trademark and service mark registrations in the United States and abroad for additional protection of our intellectual property. Despite all of these measures, it is possible that competitors could copy certain aspects of our soft ware or hardware or obtain information which we regard as a trade secret in violation of legal protections.

              We periodically receive communications asserting that our products or applications thereof infringe a third party's patent rights or copyrights. We also send similar communications to third parties which we believe may be infringing our patents. In May 2000, Gilat Satellite Networks Ltd. and Spacenet Inc. were named as defendants in an action filed in the United States District Court for the District of

Maryland, entitled Hughes Electronics Corporation v. Gilat Satellite Networks Ltd. and Spacenet Inc. Plaintiff Hughes Electronics Corporation (the parent of Hughes Network Systems), alleges the infringement of four patents, and seeks to enjoin the further infringement. We intend to vigorously defend against these claims. We do not believe that we are infringing the patents. See "Item 3 -- Legal Proceedings." Other than the litigation with Hughes, there is no pending litigation against us regarding any infringement claim.

              THIRD-PARTY FUNDING. Through December 31, 1999, we accrued a total of approximately $3,517,000 in grants from the Office of the Chief Scientist for the development of our OneWay VSAT products, DialAway VSAT product, and mesh satellite communication network products for voice and data. Through that date, we have repaid all the royalties we are required to repay with respect to grants totaling $345,000 for the OneWay VSAT. Under the terms of our funding from the Office of the Chief Scientist for the DialAway and the mesh satellite communications network product, royalties of 3% to 5% are payable on sales of these products developed from the funded project, up to 100% of the dollar-linked grant received in respect of the project (from January 1, 1999, annual interest based on LIBOR also began to accrue). Through December 31, 1999, we paid or accrued royalties of $1,416,000 to the Office of the Chief Scientist for the DialAway project. The terms of these grants prohibit the manufacture of developed OneWay products or developed DialAway products outside of Israel and the transfer of technology developed pursuant to the terms of these grants to any person without the prior written consent of the Office of the Chief Scientist. We received such consent in connection with the OneWay product for the China joint ventures. These restrictions do not apply to the sale or export from Israel of products developed with that know-how. Also, these limitations do not apply to products which have not been funded by the Office of the Chief Scientist.

              Through December 31, 1999, we received or accrued grants of approximately $1.0 million from BIRD for the development of the Skystar Advantage VSAT and FaraWay VSAT products. Under the terms of BIRD funding, generally royalties of 2.5% to 5% on sales of products whose development is so funded are payable until 150% of the dollar amount funded (linked to the Consumer Price Index of the United States) is repaid. As of December 31, 1999, we have paid or accrued to BIRD approximately $1.7 million in royalties. As of that date, we have completed repayment of royalties to BIRD with respect to our Skystar Advantage VSAT products and our FaraWay VSAT product.

              Through December 31, 1999, we received grants of approximately $125,000 from the European Commission in connection with a joint research and development project with a number of European high technology companies for a satellite-based interactive television platform. These grants are non-royalty bearing.

              Through December 31, 1999, we accrued grants of approximately $68,000 from the U.S.-Israel Science and Technology Foundation ("USISTF") in connection with a joint research and development project with a U.S. company for a next generation Internet application. USISTF provides the lesser of $1 million or 50% of allowable costs actually incurred in the project. Under the terms of the USISTF funding, royalties of 2% on the sale of products based upon the developed innovation are payable until 100% of the grant is repaid. To date we have not made any sales in connection with the USISTF funding and consequently have not accrued or paid royalties to USISTF.

              RESEARCH AND DEVELOPMENT CONSORTIUM PARTICIPATION. In addition to royalty-bearing grants from the Office of the Chief Scientist and BIRD, we have received non-royalty bearing grants from the Office of the Chief Scientist through participation in generic research consortia, each comprised of several major high technology companies in Israel, with participation of one or more representatives from Israeli academic institutions. We expect to receive further grants through participation in those consortia that are continuing. The consortia that we have participated in are:

- the Israel Satellite Earth Station Generic Research and Development Consortium (devoted to basic technology research for the satellite earth stations industry) which was completed by the end of 1998;

- the Israel Advanced Digital Communication Generic Research and Development Consortium (devoted to generic technology research of advanced digital communication) which was completed by the end of 1998;

- the GaAs MMIC Consortium (devoted to generic technology research of MMIC components and advanced communications which was completed by the end of
       1999);

- the MOST Consortium (devoted to generic technology research for on-line broadband multimedia services which was completed by March 31, 2000); and

- the ISIS Consortium (devoted to generic technology research for the information superhighway in space) which began in February 1999.

              In addition to these consortia, we have recently received preliminary grant approval for participation in the Large Scale Rural Telephony Consortium, which is devoted to generic technology research for satellite-based rural telephony solutions. Final approval of the consortia is expected by the fourth quarter of 2000 and we can not be certain that final approval will be granted in the amounts requested or at all.

              In general, any member of a consortium that develops technology in the framework of that consortium retains the intellectual property rights to technology developed and all the members of the consortium have the right to utilize and implement any such technology without having to pay royalties to the developing consortium member. Transfer of consortium-developed technology or manufacturing of developed products outside of Israel is subject to restrictions and the approval of the Office of the Chief Scientist and in certain projects of the management of the consortium.

              Under each of the research consortia, the Office of the Chief Scientist reimburses 66% of the approved budget for that consortium and each individual member of the consortium contributes the remaining 34% for such individual member's research and development activities. No royalties are payable with respect to this funding. Expenses in excess of the approved budget are borne by the consortia members.

              As of December 31, 1999, we have accrued approximately $10.6 million in grants from the Office of the Chief Scientist through the consortia, including $0.9 million for equipment.

              The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded by royalty-bearing and non-royalty bearing grants, acquired research and development and the net cost of our research and development activities:

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                                   ------------

                                                         1997         1998          1999
                                                         ----         ----          ----
                                                              (DOLLARS IN THOUSANDS)
Gross research and development costs.................   $10,615      $15,815      $27,159
Less:
  Royalty-bearing grants (the Office of the Chief
  Scientist, BIRD and USISTF).......................      (464)       (997)       (1,340)

  Non-royalty-bearing grants (the Consortia and the
  European Commission)...............................    (2,030)     (2,038)      (1,028)
                                                         -------     -------      -------
Acquired research and development costs..............                80,000
                                                                     ------
Research and development costs--net..................    $8,121      $92,780      $24,791
                                                         ======      =======      =======


MANUFACTURING AND OPERATIONS

              Our products are primarily designed, assembled, manufactured and tested at our facility in Petah Tikva, Israel, except for the ISAT frame relay systems and the SkyWay Series of transceivers, which are designed, assembled, manufactured and tested at Gilat Florida's facilities in West Melbourne, Florida.

              We have network operations centers at McLean, Virginia; Marietta, Georgia; Backnang, Germany and Argentina and shared hub facilities in Chicago, Illinois; Backnang, Germany; Argentina and the Czech Republic, from which we perform network services and customer support functions 24 hours a day, 7 days a week, 365 days a year. The network operations centers allow us to perform diagnostic procedures on customer networks and to reconfigure networks to alter data speeds, change frequencies and provide additional bandwidth.

              Our current manufacturing facilities have sufficient capacity to handle current demand. To provide capacity for continued growth we completed by the end of 1997 the second phase of our new facility in Israel, as well as the expansion of the Florida facilities. We have begun a third and fourth phase of construction to add approximately 93,000 square feet and 79,000 square feet, respectively; the third phase was completed in 1999 and the fourth phase is expected to be completed by the end of the first quarter of 2001. We will have additional manufacturing capacity as a result of such expanded facilities. However, we cannot assure that the expected construction schedule will be met. See "Item 2: Description of Property". We also work with third party vendors for the development and manufacture of components integrated into our products, as well as for assembly of components for our product.

              We have implemented a multifaceted strategy focused on meeting customer demand for our products and reducing production costs, in light of the increasing worldwide demand for semiconductor components. Our operations group together with our research and development group are working with our vendors and subcontractors to increase development and production efficiency in order to obtain higher component quantities at reduced prices. We are also increasing our internal manufacturing capabilities and enlarging our testing capacity by acquiring additional testing equipment. Finally, we have taken measures to protect against component supply interruptions. These measures include obtaining second and third sources of supply of components, thereby reducing dependence on single sources of supply; providing longer requirements forecasts to our subcontractors, suppliers, and vendors; purchasing raw materials for component manufacture for our subcontractors; and securing and developing Israeli-based sources of supply.

PATENTS AND INTELLECTUAL PROPERTY

              We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in our products. We hold a United States patent for a commercial satellite communication system that allows random access to allotted frequency segments on satellites. The patented system allows our customers to utilize lower cost networks, while maintaining sufficient throughput and response times. Through Gilat Florida, we also hold a United States patent for the ISAT frame relay system. In addition, we also hold several patents relating to spread spectrum.

              We believe that our patents are important to our business. We also believe, however, that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how as well as the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware remaining "trade secrets" or subject to copyright protection. Generally, we enter into non-disclosure and invention assignment agreements with our employees and subcontractors. However, we cannot assure that our proprietary technology will remain a trade secret, or that others will not develop a similar technology or use such technology in products competitive with those offered by us.

              On May 8, 2000, Gilat Satellite Networks Ltd. and Spacenet Inc. were named as defendants in an action filed in the United States District Court for the District of Maryland. Plaintiff Hughes Electronics Corporation alleges the infringement of four patents, and seeks to enjoin further alleged infringement (See "Item 3: Litigation". We intend to vigorously defend against these claims. We do not believe we are infringing the patents.

              In addition, from time to time, we may be notified of claims that we may be infringing patents, copyrights, or other intellectual property rights owned by third parties. While we do not believe we are currently infringing any intellectual property rights of third parties, we cannot assure that other companies will not, in the future, pursue claims against us with respect to the alleged infringement of patents, copyrights or other intellectual property rights owned by third parties. In addition, litigation may be necessary to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the propriety rights of others or to defend against third-party claims of invalidity. Any litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Gilat's business, financial condition and operating results.

              We cannot assure that additional infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against us, we may seek to obtain a license under a third party's intellectual property rights. We cannot assure, however, that a license will be available under terms that are acceptable to us, if at all. The failure to obtain a license under a patent or intellectual property right from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of the product covered by the patent or intellectual property right. In addition, we may be required to redesign our products to eliminate infringement if a license is not available. Such redesign, if possible, could result in substantial delays in marketing of products and in significant costs. In addition, should we decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect our business, financial condition and operating results, regardless of the outcome of the litigation.

GOVERNMENT REGULATION

              REGULATORY OVERVIEW. The international telecommunications environment is highly regulated. As a provider of communications services in the United States, we are subject to the regulatory authority of the United States, primarily the Federal Communications Commission (the "FCC"). We are also subject to regulation by the national communications authorities of other countries in which we provide service. Each of these entities can potentially impose operational restrictions on us. The changing policies and regulations of the United States and other countries will continue to affect the international telecommunications industry. We cannot predict the impact that these changes will have on our business or whether the general deregulatory trend in recent years will continue. We believe that continued deregulation would be beneficial to us, but also could reduce the limitations facing many of our existing competitors and potential new competitors.

              We are required to obtain approvals from numerous national and local authorities in the ordinary course of our business in connection with most arrangements for the provision of services. The necessary approvals generally have not been difficult for us to obtain in a timely manner. However, the failure to obtain particular approvals has delayed, and in the future may delay our provision of services. Moreover, it is possible that any approvals that may be granted may be subject to materially adverse conditions.


              UNITED STATES REGULATION. All entities that use radio frequencies to provide communications services in the United States are subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (the "Communications Act"). The Communications Act prohibits the operation of satellite earth station facilities and VSAT systems such as those operated by us except under licenses issued by the FCC. Major changes in earth station or VSAT operations require modifications to the FCC licenses, which must also be approved by the FCC. The licenses we hold are granted for ten year terms. The FCC generally renews satellite earth station and VSAT licenses routinely, but we cannot assure that our licenses will be renewed at their expiration dates or that such renewals will be for full terms. In addition, certain aspects of our business may be subject to state and local regulation including, for example, local zoning laws affecting the installation of satellite antennas.

              INTERNATIONAL REGULATION. We must comply with the applicable laws and obtain the approval of the regulatory authority of each country in which we propose to provide network services or operate VSATs. The laws and regulatory requirements regulating access to satellite systems vary from country to country. Some countries have substantially deregulated satellite communications, while other countries maintain strict monopoly regimes. The application procedure can be time-consuming and costly, and the terms of licenses vary for different countries. In addition, in some countries there may be restrictions on our ability to interconnect with the local switched telephone network.

EMPLOYEES

              As of May 1, 2000, we had approximately 1191 full-time employees, including 199 employees in administration and finance, 150 employees in marketing and sales, 281 employees in engineering, research and development and 560 employees in manufacturing, operations and technical support. Of these employees, 494 employees were based in our facilities in Israel, 587 were employed in the United States, 78 in Europe, and 32 in Asia, the Far East, and other parts of the world.

              We also utilize temporary employees, as necessary, to supplement our manufacturing and other capabilities. We believe that our relations with our employees are satisfactory.

              We and our employees are not parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) ("Histadrut") and the Coordination Bureau of Economic Organizations (including the Manufacturers' Association of Israel) are applicable to Israeli employees by order (the "Extension Order") of the Israeli Ministry of Labor and Welfare. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of our employees are automatically adjusted based on changes in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time.

              Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Our ongoing severance obligations are partially funded by making monthly payments to approved severance funds or insurance policies, with the remainder accrued as a long-term liability in our financial statements. See note 7 to Notes to the Consolidated Financial Statements. In addition, Israeli employees and employers are required to pay specified sums to the National Insurance Institute, is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.6% of wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. For Israeli employees, we contribute 13.33% to 15.83% (depending on the employee) of base wages to such plans and the permanent employees contribute 5% of base wages.

CONDITIONS IN ISRAEL

              We are incorporated under the laws of, and our offices and manufacturing facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel. Our operations would be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed.

POLITICAL AND ECONOMIC CONDITIONS

              Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. In addition, Israel and several other Arab States have announced their intention to establish trade and other relations and are discussing certain projects. As of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon, although Israel recently withdrew all of its forces from South Lebanon. There is substantial uncertainty about how the "peace process" will develop or what effect it may have upon us.

              Despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but there can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on the expansion of our business.

              As discussed below (see "Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Inflation and Currency Fluctuations"), the costs of our operations in Israel are generally incurred in NIS. If the inflation rate in Israel exceeds the rate of devaluation of the NIS against the dollar in any period, the costs of our Israeli operations, as measured in dollars, could increase. Israel's economy has, at various times in the past, experienced high rates of inflation.

TRADE AGREEMENTS

              Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory of the General Agreement on Trade in Services and to the Agreement on Basic Telecommunications Services. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

              Israel and the European Union concluded a Free Trade Agreement in July 1975 that confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In June 2000, Israel was admitted as an Associate Member of the European Union. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area ("FTA"). The FTA has eliminated all tariff and certain non-tariff barriers on most trade between the two countries. On January 1, 1993, Israel and the European Free Trade Association ("EFTA") entered into an agreement establishing a free-trade zone between Israel and the EFTA nations. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, the People's Republic of China and nations in Eastern Europe.

RISK FACTORS; FORWARD-LOOKING STATEMENTS

              The following factors, in addition to other information contained in this annual report on Form 20-F should be considered carefully.

              This annual report on Form 20-F includes certain statements that are intended to be, and are hereby identified as, "forward looking statements" for the purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about Gilat, including, among other things:

-      our anticipated growth strategies

-      our intention to introduce new products

- anticipated trends in our business, including trends in the market for communication network products and services

-      future expenditures for capital projects

-      our ability to continue to control costs and maintain quality

              These statements may be found in Item 1: "Description of Business" and Item 9: "Management's Discussion and Analysis of Financial Condition and Results of Operations,"and in this annual report on Form 20-F generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this annual report on Form 20-F.

              We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this annual report on Form 20-F might not occur.

ABILITY TO MANAGE OUR RAPID GROWTH AND EXPANSION

              We have grown significantly in the last few years and expect to continue to grow rapidly. This growth is likely to place a significant strain on our resources and systems, as we expand our manufacturing, testing, quality control, delivery and service operations. In particular, we are in the process of implementing a new management information system to assist in managing our anticipated growth.

              We cannot assure that we will be able to meet all our product delivery and service commitments, or that we will be able to implement successfully the new management information system. Inability to manage our growth effectively will expose us to potential loss of customers, contractual penalties, damage to reputation and various costs and expense. This could have a material adverse effect on our business, financial condition and operating results.

DEPENDENCE ON A LIMITED NUMBER OF LARGE SALES AND LIMITED NUMBER OF PRODUCTS

              A significant portion of our sales are derived from large-scale contracts with major customers. Generally, we are selected as suppliers of these customers in a bid process. The number of major bids for VSAT-based networks in any given year is limited and the competition is intense. Our losing a relatively small number of bids could have a significant adverse impact on our operating results. In addition, the USPS contract does not require the USPS to purchase any specific number of VSATs by any specific date. See "Item 1:
Decription of Business--Customers--USPS Transaction."

              In addition, in recent years we have derived the largest portion of single product sales from the sale of our SkyStar Advantage product. Any change in the market acceptance of this product, or of other key products such as our telephony products, could have a material adverse effect on our business.

NEED TO DEVELOP, INTRODUCE AND MARKET NEW PRODUCTS AND SERVICES

              Our market is characterized by rapid technological changes, frequent new product announcements and evolving industry standards. Significant technological changes could render our existing products and technology obsolete. To be successful, we must anticipate changes in technology and industry standards and continuously develop and introduce new products and services as well as enhancements to existing products and services. If we are unable to address the needs of our customers successfully and to respond to technological advances on a cost-effective and timely basis, or if new products are not accepted by the market, then our business, financial condition and operating results could be adversely affected.

BACKLOG OF ORDERS MAY NOT BE FILLED AND CONTRACTS MAY NOT BE RENEWED

              At present, we have a substantial backlog of orders, consisting of network service contracts, generally for three to five years, and of new orders for products and services. See "Item 1: Marketing, Distribution and Strategic Alliances - Backlog". We may be unable to fill all the backlog or to fully recognize the revenues expected from this backlog for any of the following reasons:

- Existing service contracts can be terminated due to customers' dissatisfaction with the service we provide

- Existing contracts may be terminated because of our inability to timely provide and install additional products or requested new applications

              The loss of existing contracts and a decrease in the number of renewals of orders or of new large orders, would have a material adverse effect on our business, financial condition and operating results. In addition, a portion of our service contracts are short-term with expiration or cancellation upon 90 days' notice or less. If a substantial number of our service customers choose to cancel or not to renew their contracts, our business could be adversely affected.

POTENTIAL DELAYS IN THE SUPPLY OR INCREASE IN PRICE OF COMPONENTS REQUIRED TO BUILD OUR VSATS

              Several of the components required to build our VSATs are manufactured by a limited number of suppliers. In the past we have not experienced any difficulties with our suppliers. However, we can not assure the continuous availability of key components or our ability to forecast our component requirements sufficiently in advance. Any interruption in supply would cause delays in manufacturing and shipping products. Those delays and the cost of developing alternative sources of supply could have a material adverse effect on our business, financial condition and operating results.

              Our research and development and operations groups are working with our vendors and subcontractors to obtain components for our products in higher quantities at reduced prices to enable us to lower the overall price of our products. If we are unable to obtain the necessary volumes on time, or at optimally low prices, sales of our products may be lower than expected which could have a material adverse effect on our business, financial condition and operating results.

DEPENDENCE ON AVAILABILITY OF SATELLITE TRANSPONDER SPACE

              Our VSAT-based services depend on satellite transponder space purchased from third-party suppliers. For networks in the United States, we primarily use satellite capacity acquired from GE Americom. We also use capacity on several regional satellites in Western and Eastern Europe, Latin America, India and other areas of Asia. In connection with our acquisition of Spacenet, we entered into a series of agreements with GE Americom. These agreements provide protected services for customer networks on transponders on three satellites currently operated by GE Americom and on one satellite to be constructed, operated and launched by GE Americom, as well as certain preemptible services for in-house use on an additional satellite operated by GE Americom. See "Item 1: Description of Business-Satellite Capacity" and Item 13:
"Ineerest of Management in Certain Transactions--The Satellite Transponder Agreements." We cannot assure that this transponder capacity will be sufficient to meet our growing needs, or that we will be able to obtain additional transponder space at competitive prices from GE Americom or from other suppliers should we need to do so. In addition, our transponder service contracts generally do not provide for alternative services in the event of satellite failure, and we do not maintain insurance against such failures. Therefore, if a satellite becomes inoperable, and alternative services are not available, our revenues would be adversely affected.

POTENTIAL COMPETITION WITH EXISTING CUSTOMERS

              As service providers, we compete with certain existing customers for our products who provide VSAT-related services to end-users. These customers could consequently sever their business relationships with us or, alternatively, we may elect to refrain from selling additional products to them. The loss of those customers, some of whom may be significant, could have a material adverse effect on our business, financial condition and operating results.

COMPETITION IN THE NETWORK COMMUNICATIONS INDUSTRY

              Gilat operates in a highly competitive industry of network communications. Many of our competitors have substantially greater financial resources, providing them with greater research and development and marketing capabilities. These competitors are also more experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances and other initiatives.

       Gilat's principal competitor in the supply of VSAT networks is Hughes Network Systems ("Hughes"), which offers a full line of VSAT products and services. Hughes obtains satellite capacity on the satellite system operated by its affiliates Hughes Galaxy and PanAmSat.

       The following table lists additional competitors of Gilat:

       COMPETITOR                               AREA OF COMPETITION
       ----------                               -------------------
       NEC Corporation                          FaraWay VSAT system
       Comstream Corp.                          FaraWay VSAT system
       ViaSat Inc.                              FaraWay VSAT system
       Titan Information Systems Corp.          DialAway VSAT system
       STM Wireless, Inc.                       DialAway VSAT system
       ACT Networks, Inc.                       ISAT Frame relay system
       Globe Comm Systems Inc.                  ISAT Frame relay system
       Engineering Technical Services Inc.      ISAT Frame relay system

       In addition, Gilat competes with various companies that offer communication network systems based on other non-satellite technologies such as terrestrial lines (including cable, DSL, fixed wireless, ISDN lines and fiber optics), frame relay, radio and microwave transmissions. These technologies can often be cheaper than VSAT technology while still providing a sufficient variety of the features required by customers. Competitors of this type include major established carriers such as AT&T, MCI Worldcom, Sprint, British Telecom, Deutsche Telekom, France Telecom, global consortia of PTTs and others.

DEPENDENCE ON PROPRIETARY VSAT TECHNOLOGY

       Proprietary rights are important to our success and our competitive position. We establish and protect the proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and invention assignment agreements.

       Our actions to protect our proprietary rights may be insufficient to prevent others from developing similar products to ours. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States.

DEPENDENCE ON OUR KEY MANAGEMENT AND TECHNICAL PERSONNEL

       We believe that our success depends on the continued employment of the following senior management team:

NAME                  POSITION                                                             EMPLOYMENT AGREEMENT
--------------------  -------------------------------------------------------------------- --------------------
Yoel Gat              Chairman and Chief Executive Officer                                 Year-to-year
Amiram Levinberg      President and Chief Operating Officer                                Year-to-year
Yoav Leibovitch       Vice President, Finance and Administration and Chief Financial       Year-to-year
                      Officer

       If any of our key personnel is unable or unwilling to continue in his present position, our business, financial condition and operating results could be materially adversely affected.

       Competition for personnel, particularly for employees with technical expertise, is intense. Our business, financial condition and operating results will be materially adversely affected if we cannot hire and retain suitable personnel.

DEPENDENCE ON A SINGLE FACILITY MAKES US SUSCEPTIBLE TO ITS CONDITION

       Most of our manufacturing capacity, our principal offices and principal research and development facilities are concentrated in a single location in Israel.

       Fire, natural disaster or any other cause of material disruption in our operation in this location could have a material adverse effect on our business, financial condition and operating results. In addition, the particular risks relating to our location in Israel are described below.

RISKS RELATING TO OUR INTERNATIONAL SALES AND OPERATIONS

       We sell and distribute our products and also provide our services internationally, particularly in the United States, Europe and Latin America. A component of our strategy is to continue to expand into new international markets, such as China and South America. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

-  imposition of governmental controls and regulations

-  export license requirements

-  political instability

-  trade restrictions and changes in tariffs

-  difficulties in staffing and managing foreign operations

-  longer payment cycles and difficulties in collecting accounts receivable

-  seasonal reductions in business activities

DIFFICULTIES IN OBTAINING REGULATORY APPROVALS FOR OUR TELECOMMUNICATION
SERVICES

       Our telecommunication services require licenses and approvals by the FCC in the United States, and by regulatory bodies in other countries. The approval process can often take substantial time and require substantial resources, and any approvals that may be granted may be subject to materially adverse conditions. In addition, even after obtaining the required approvals the regulating agencies may, at any time, impose additional requirements. We can not assure our ability to comply with any new requirements on a timely or economic basis.

LIMITATION ON PRODUCTION OUTSIDE OF ISRAEL AND ON TRANSFER OF TECHNOLOGY

       Because some of our products were developed with Israeli governmental financial support, we cannot manufacture them or transfer the technology embodied in them outside of Israel without governmental approval. Those approvals, if granted, may be conditioned, among other things, upon significantly higher royalty payments to the Israeli government. See "Item 7:
Taxation."

FLUCTUATIONS IN OPERATING RESULTS AND VOLATILITY OF SHARE PRICE

       Our operating results may vary significantly from quarter to quarter. Historically, we have recognized a greater proportion of our revenues in the last quarter of each year. The causes of fluctuations include, among other things:

-  the timing, size and composition of orders from customers

- our timing of introducing new products and product enhancements and the level of their market acceptance

-  the mix of products and services we offer

-  the changes in the competitive environment in which we operate

       The market price of our ordinary shares has been subject to volatility and could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

-  actual fluctuations or anticipated variations in our operating results

-  announcements of technological innovations

-  customer orders or new products or contracts

-  competitors' positions in the market

-  changes in financial estimates by securities analysts

-  conditions and trends in the VSAT and other technology industries

-  our earnings releases and the earning releases of our competitors

- the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof)

       In addition, the stock market in general, and the market for technology companies in particular, has been highly volatile. Investors may not be able to resell their shares following periods of volatility. The trading prices of many technology-related companies' stocks have recently reached historical highs and have reflected relative valuations substantially above historical levels. These trading prices may not be sustained.

THE HUGHES LITIGATION AND THE POTENTIAL FOR FURTHER LITIGATION DUE TO INTELLECTUAL PROPERTY INFRINGEMENTS

       On May 8, 2000, Gilat Satellite Networks Ltd. and Spacenet Inc. were named as defendants in an action filed in the United States District Court for the District of Maryland. Plaintiff Hughes Electronics Corporation (the parent of Hughes Network Systems), alleges the infringement of four patents, and seeks to enjoin further alleged infringement. We do not believe we are infringing the patents. However, the litigation may continue for an extended period and, regardless of the outcome of the litigation, may require the expenditure of significant sums for legal fees, experts, and other related costs, and may materially adversely affect our business, financial condition and operating results. If the plaintiff is successful, we might be required to pay license fees for using the patented technology. We cannot assure, however, that a license will be available under terms that are acceptable to us, if at all. The failure to obtain a license could cause us to incur substantial liabilities and to suspend the manufacture of the products that utilize the patented technology. In addition, we may be required to redesign our products so as not to use the patented technology. Such redesign, if possible, could result in substantial delays in marketing our products, as well as significant costs. We intend to vigorously defend against these claims.

       In addition, we may, from time to time, be notified of other claims that we may be infringing patents, copyrights, or other intellectual property rights owned by third parties. While we do not believe we are currently infringing any intellectual property rights of third parties, we cannot assure that other companies will not, in the future, pursue claims against us with respect to the alleged infringement of patents, copyrights or other intellectual property rights owned by third parties. In addition, litigation may be necessary to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the propriety rights of others or to defend against third-party claims of invalidity. Any litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Gilat's business, financial condition and operating results.

POTENTIAL PRODUCT LIABILITY CLAIMS

       We may be subject to legal claims relating to the products we sell or the services we provide. Our agreements with our business customers generally contain provisions designed to limit our exposure to potential product liability claims. We also maintain a product liability insurance policy. Our insurance may not cover all relevant claims or may not provide sufficient coverage. To date, we have not experienced any material product liability claims. Our business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

CONCENTRATION OF CONTROL OVER GILAT

       GE Americom beneficially owns approximately 18.7% of our outstanding ordinary shares as of June 15, 2000. GE Americom and several other principal shareholders, who beneficially own (including options exercisable within 60 days) an additional approximately 9.49% of our ordinary shares, have entered into a shareholders' agreement. As a result of this agreement, a group of our principal shareholders, collectively owning only about 28.17% of our outstanding ordinary shares, is able to exercise effective control over most of our business. For a review of the shareholders' agreement including certain exceptions to the above, see "Item 13: Interest of Management in Certain Transactions--The Shareholders' Agreement." In addition, Israeli law requires a minimum 75% of the shareholders to approve certain significant corporate changes, including merger and consolidation. Consequently, subject to the terms of the Shareholders' Agreement, GE Americom could block approval of such resolutions.

NO INTENTION TO PAY DIVIDENDS

       We have never paid cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain any earnings for use in our business. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.

OUR STOCK SPLIT MAY RESULT IN A DECREASED COMPANY CAPITALIZATION

       In February 2000, we announced our intention to split our stock.. The share split is subject to the approval of the shareholders at the next annual meeting and we cannot assure that such approval will be given.

       Upon the effective date of our stock split, we may experience a decrease in the share price of our ordinary shares. This decrease in share price may be temporary although we cannot assure that the price per Ordinary Share will return to pre-split price levels.

AVAILABILITY OF ISRAELI GOVERNMENT BENEFITS TO OUR COMPANY

       Under the Israeli Law for Encouragement of Capital Investments, 1959, facilities that meet certain conditions can apply for an "Approved Enterprise" status. This status confers certain benefits including tax benefits. All of our existing facilities have been designated as "Approved Enterprises." Our historical operating results reflect substantial tax benefits which amount to approximately $3,872,000, $0, and $10,524,000 for 1997, 1998 and 1999, respectively.

       In addition, under the Law for Encouragement of Research and Development, 1984, we have received research and development grants from the Office of the Chief Scientist of the Ministry of Trade and Industry of the State of Israel (the "Office of the Chief Scientist"). These grants are repayable from royalties on sales of products developed with these grants. Under the terms of the grants, we are required to manufacture these products in the State of Israel unless we receive a permit from the Office of the Chief Scientist to manufacture abroad. If we receive a permit to manufacture abroad, we may be required to pay a higher royalty rate on sales of these products, and we may also be required to repay a greater overall amount. In addition, we have received grants from research consortia that are partly funded by the Office of the Chief Scientist. The consortia grants do not require the payment of royalties.

       During 1997, 1998, and 1999 we accrued $2,494,00, $2,910,000 and
$2,300,000, respectively in royalty-bearing and non-royalty-bearing grants from the Office of the Chief Scientist.

       The Government of Israel has indicated its intention to reexamine its policies in these areas. The Israeli Government has also shortened the period of the tax exemption applicable to "Approved Enterprises" from four years to two years. This change only applies to our last four "Approved Enterprises" and to any future "Approved Enterprises" if any. See "Item 1: Description of Business--Research and Development; Third-Party Funding."

       With respect to repayment of grants from the Office of the Chief Scientist, in 1997, the Government increased the annual rate of royalties from between 2% to 3% of associated product sales to between 3% and 5% of associated product sales (including service and other related revenues). Israeli authorities have also indicated that the grant program may be further reduced in the future.

       We cannot be sure that these and other governmental programs and tax benefits will be continued in the future at their current levels or at all. Recently, a committee appointed by the Israel Finance Minister recommended reducing certain tax benefits. The termination or reduction of the benefits available to us would significantly increase our costs and could have a material adverse effect on our business, financial condition and operation results. See "Item 7: Taxation."

       In addition, in order to maintain our eligibility for the grants and tax benefits we receive, we must continue to meet certain conditions, including making certain investments in fixed assets and operations. If we fail to meet such conditions in the future, we could be required to refund tax benefits already received, with interest and linkage differences to the Israeli Consumer Price Index (the "Israeli CPI").

IMPACT OF INFLATION AND FOREIGN CURRENCY FLUCTUATIONS

       Our international sales expose us to fluctuations in foreign currencies. Substantially all of our sales are denominated in US dollars. Conversely, a significant portion of our expenses, mainly salaries, is incurred in NIS and is linked to the Israeli CPI. When the Israeli inflation rate exceeds the rate of the NIS devaluation against the foreign currencies, then our NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.

RISKS RELATING TO OUR LOCATION IN ISRAEL

       We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and most of our manufacturing facilities. Political, economic and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite the progress towards peace between Israel and its Arab neighbors and the Palestinians, major hostilities may revive. Such hostilities may hinder Israel's international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business.

       Generally, male adult citizens and permanent residents of Israel under the age of 51 are obligated to perform 14 to 31 days of military reserve duty annually, depending on their age. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. The full impact on our workforce or business if some of our officers and employees are called upon to perform military service is difficult to predict. See "Conditions in Israel."

UNCERTAINTY OF ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

       Our directors and officers and the Israeli experts named in this annual report on Form 20-F reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, because the majority of our assets are located in Israel, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

ITEM 2: DESCRIPTION OF PROPERTY

       In April 1996, we moved to approximately 62,000 square feet of office, manufacturing and warehousing facilities in Petah Tikva, Israel, which was expanded by an additional 57,000 square feet at the end of 1997. We purchased approximately 93,000 square feet of additional facilities in 1997 for a contract price of approximately $17.4 million, including taxes and related expenses. We have paid the full amount of the purchase price and the construction, was completed in 1999. We have also exercised our contractual option to acquire approximately 79,000 square feet of space, including parking and commercial space, at a price of approximately $16.6 million including taxes and related expenses. Preliminary construction has begun and is expected to be completed by the end of the first quarter 2001. In addition we have (i) purchased 34,120 square feet of additional space in an adjoining building, at a price of approximately $3.2 million; and (ii) acquired an additional 65,000 square feet of adjoining real property for future expansion.

       We currently maintain a 15,000 square foot facility in Yokneam, Israel which was recently doubled from 7,500 square feet, for software research and development. Monthly rent is approximately $8,350; and the lease is for five years, with an option for an additional five years.

       The current facility of Gilat Florida in West Melbourne, Florida is comprised of approximately 31,000 square feet and houses the Gilat Florida executive, sales, manufacturing, and research and development activities, under a ten-year lease which began May 1, 1997. Monthly rent is approximately $15,938.

       Our offices in McLean, Virginia originally comprised approximately 70,000 square feet, and were recently expanded by an additional approximately 63,000 square feet at a total current monthly rental of approximately $251,000. These offices house not only our personnel, but also contain one of our U.S. network operations centers. In June 2000, we signed an agreement and paid a $1 million escrow deposit for the purchase of the land and building of Spacenet's current facilities for a purchase price of $24,325,000. We expect to close this purchase transaction in the third quarter of 2000, although the closing may be delayed. We currently lease a facility in Marietta, Georgia comprising approximately 70,000 square feet, which is used for a second U.S. network operations center. The facilities lease is expected to be assigned to GTH for the GTH network operations center in July 2000. We also maintain space in Manassas, Virginia, Chicago, Illinois and Houston, Texas for sales and operations personnel and for equipment storage.

       Our German operations center leases a 21,000 square foot facility in Backnang, Germany at a current monthly rental of approximately $25,000. This space is used by our German-based management, sales and operations personnel and contains our European network operations center. We recently purchased approximately 140,400 square feet of land in Backnang for $500,000, on which we plan to construct a new operations center. We commenced construction of the new building in 2000 and expect to complete construction by the fourth quarter of 2001, although completion may be delayed.

       We maintain offices in Santa Clara, California, Austin, Texas, Sunrise, Florida, Atlanta, Georgia, Amsterdam, Paris and Hong Kong, and in South America, in Brazil, Argentina, Chile, Colombia, Mexico, and Peru, along with representative offices in Beijing, and Melbourne, Australia, London, Prague, Pretoria, Sao Paulo, Buenos Aires and New Delhi, and small facilities in other locations. We are currently establishing a representative office in Almaty, Kazakhstan to provide pre-sales marketing and support and expect to lease office space under a multi-year lease commencing in the third quarter of 2000.

ITEM 3: LEGAL PROCEEDINGS

       We are a party to various legal proceedings incident to our business, most of which were assumed in our acquisitions and are still the subject of various indemnities obtained in such acquisitions. Except as noted below, there are no material legal proceedings pending or, to our knowledge, threatened against us or our subsidiaries, and we are not involved in any legal proceedings that our management believes, individually or in the aggregate, would have a material adverse effect on our business, financial condition or operating results.

       On May 8, 2000, Gilat Satellite Networks Ltd. and Spacenet Inc. were named as defendants in an action filed in the United States District Court for the District of Maryland, entitled Hughes Electronics Corporation v. Gilat Satellite Networks Ltd. and Spacenet Inc. Plaintiff Hughes Electronics Corporation (the parent of Hughes Network Systems), alleges the infringement of four patents, and seeks to enjoin further alleged infringement. We intend to vigorously defend against these claims. We do not believe we are infringing the patents.

       On January 4, 1999, Gilat Satellite Networks Inc. was named as a defendant in an action filed in the Circuit Court for Montgomery County, Maryland entitled Hughes Network Systems v. David Shiff, Sheldon Revkin, and Gilat Satellite Networks, Inc. Plaintiff Hughes Network Systems sought to enjoin Sheldon Revkin and David Shiff from working for Gilat in its Spacenet operations, and to enjoin Gilat from employing them for a limited period of time. On July 9, 1999, Hughes Network Systems voluntarily withdrew the complaint and amended complaint thereby terminating the action.

       We are also a party to various regulatory proceedings incident to our business. To the knowledge of our management, none of such proceedings is material to us or to our subsidiaries.

ITEM 4: CONTROL OF REGISTRANT

       The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of June 15, 2000 (including options exercisable within 60 days) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

                                                                          NUMBER OF
                                                                           ORDINARY
                                                                            SHARES             PERCENT OF
                                                                         BENEFICIALLY           ORDINARY
                NAME AND ADDRESS                                             OWNED          SHARES OUTSTANDING
                ----------------                                             -----          ------------------
GE Americom(1)...............................................              4,308,000              18.67
   3135 Flaston Turnpike
    Fairfield, Connecticut 06431-0001

Wellington Management Company, LLP(2)........................              1,377,430               5.97
   75 State Street
    Boston, Massachusetts 02109

All officers and directors as a group
(22 persons)(3) .............................................              1,524,489               6.61

(1) Excludes 292,699 ordinary shares held indirectly by General Electric Company through various subsidiary companies, including mutual funds and pension trusts managed by General Electric Company.
(2) Based on information available to Gilat.
(3) Includes 550,841 ordinary shares for which options to 18 executive officers are currently exercisable within 60 days but have not yet been exercised, but does not include 182,418 ordinary shares held by DIC Financial Management Ltd. ("DICFM") and 746,917 Ordinary Share held by DIC Loans Ltd. ("DIC Loans"). DICFM and DIC Loans, Israeli corporations, are controlled by Discount Investment Corporation Ltd. ("DIC"), which is in turn controlled by IDB Development Corporation Ltd. ("IDBD"). Companies controlled by Oudi Recanati, Elaine Recanati, Leon Y. Recanati and Judith Yovel Recanati and their children, respectively, together beneficially own approximately 51.95% of the equity and voting power in IDB Holding Corporation Ltd. ("IDBH"), the parent of IDBD. Elaine Recanati is the aunt of Oudi Recanati, Leon Y. Recanati and Judith Yovel Recanati: Leon Y. Recanati and Judith Yovel Recanati are brother and sister. Leon Y. Recanati is co-Chairman of the Board of Directors and co-Chief Executive Officer of IDBH and co-Chairman of the Board of Directors of IDBD. Based on the foregoing, IDBH and IDBD (by reason of their control of DIC), DIC (by reason of its control of DICFM and DIC Loans) and Oudi Recanati, Elaine Recanati, Leon Y. Recanati and Judith Yovel Recanati, may be deemed to share with DICFM and DIC Loans the power to vote and dispose of the ordinary shares held by such companies. For information with respect to a voting agreement and shareholders agreement entered into by certain shareholders, see "Item 13: Interest of Management in Certain Transactions."

ITEM 5: NATURE OF THE TRADING MARKET

       Our ordinary shares are quoted on the Nasdaq National Market under the symbol "GILTF." The following table sets forth, for the periods indicated, the range of high and low closing sale price for the ordinary shares, as reported by
Nasdaq:

                                                    HIGH              LOW
                                                    ----              ---
      1997:
            First Quarter.........                 $36.500          $26.625
            Second Quarter........                 $36.750          $27.000
            Third Quarter.........                 $37.063          $31.250
            Fourth Quarter........                 $40.500          $27.000
      1998:
            First Quarter.........                 $36.500          $22.500
            Second Quarter........                 $39.250          $30.500
            Third Quarter.........                 $46.125          $32.313
            Fourth Quarter ......                  $56.375          $37.500
      1999:
            First Quarter.........                 $63.000          $52.250
            Second Quarter .......                 $60.750          $47.125
            Third Quarter.........                 $62.375          $42.313
            Fourth Quarter ......                 $121.125          $43.063
      2000:
            First Quarter.........                $172.000         $103.500
            Second Quarter (to June 15)           $124.125          $68.563

       As of June 15, 2000 there were 113 record holders of ordinary shares, of which 101 represented U.S. record holders owning an aggregate of approximately 97.0% of the outstanding ordinary shares.

       We have never paid cash dividends to our shareholders and we currently do not intend to pay dividends for the foreseeable future. We intend to reinvest earnings in the development and expansion of our business. We have decided to reinvest permanently the amount of tax exempt income derived from our "Approved Enterprises" and not to distribute such income as dividends. See note 10 of Notes to the Consolidated Financial Statements listed in Item 19. We may only pay cash dividends in any fiscal year out of "profits," as determined under Israeli law. In addition, the terms of certain financing arrangements restrict us from paying dividends to our shareholders.

       In the event we declare dividends in the future, we will pay those dividends in NIS. Because exchange rates between NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to currency fluctuation between the date when the dividends are declared and the date the dividends are paid.

       In February 2000, we announced our intention to split our stock. The share split is subject to the approval of the shareholders at the next annual meeting and we cannot assure that such approval will be given.

ITEM 6: EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

       Non-residents of Israel who purchase any of our ordinary shares with certain non-Israeli currencies (including the dollar) will be able to convert dividends, liquidation distributions and the proceeds from the sale of such ordinary shares into freely repatriable non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided that Israeli Income Tax has been paid or withheld on such amounts).

ITEM 7: TAXATION

       The following is a short summary of certain Israeli tax consequences to persons holding our ordinary shares. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

       On May 4, 2000, a special committee appointed by the Israeli Minister of Finance for the purpose of reviewing the Israeli system of direct taxation submitted its report. The report makes several recommendations that if enacted into law by the Israeli Parliament may have substantial tax implications on us and our shareholders. The Israeli Government adopted the recommendations, with the intention that the applicable legislation will be effective as of January 1, 2001. During the legislative process, the recommendations contained in the Report may be subject to substantial changes. References to the recommendations in their current form are included in the discussion below.

       Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. Gilat is required to withhold income tax at the rate of 25% (15% for dividends generated by an Approved Enterprise) on all distributions of dividends other than bonus shares (stock dividends), unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the income tax treaty between the United States and Israel (the "Treaty"), the maximum tax on dividends paid to a holder of ordinary shares who is a United States resident (as defined in the Treaty) is 25%.

       Israeli law imposes a capital gains tax on the sale of securities and other capital assets. Under current law, however, gains from sales of the ordinary shares of Gilat are exempt from Israeli capital gains tax for so long as (i) the shares are quoted on Nasdaq or listed on a stock exchange recognized by the Israeli Ministry of Finance and (ii) Gilat qualifies as an Industrial Company or Industrial Holding Company under the Law for Encouragement of Industry (Taxes), 1969. The report recommends revoking this exemption with the effect that Israeli and foreign individual investors would generally be subject to a 25% capital gain tax upon realization of their investment. This recommendation will not, however, affect the Treaty. Under the Treaty, a holder of ordinary shares who is a United States resident will be exempt from Israeli capital gains tax on the sale, exchange or other disposition of such ordinary shares unless such holder owns, directly or indirectly, 10% or more of the voting power of Gilat.

       A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer. Israel presently has no estate or gift tax, though the report recommends introducing these taxes.

       In addition, the report recommends increasing to 25% the corporate tax rate available under the Law for the Encouragement of Capital Investments, 1959, during certain portions of the Approved Enterprise benefits period to companies owned in whole or in part by foreign investors. Currently, depending on the percentage of foreign ownership, this rate can be as low as 10%, , and as high as 25%, which is the corporate tax rate available to the Approved Enterprises of companies without any foreign ownership. Furthermore, the Report recommends revoking a current exemption available to income of Approved Enterprises that is not distributed as a cash dividend and, setting a corporate tax rate of 10% for profits generated during certain portions of the Approved Enterprise benefits period.

ITEM 8: SELECTED CONSOLIDATED FINANCIAL DATA

       The selected consolidated statement of operations data set forth below with respect to the years ended December 31, 1995, 1996, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1995, 1996, 1997. 1998 and 1999 have been prepared in accordance with Israel GAAP and audited by Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited. Israeli GAAP varies in certain aspects from U.S. GAAP as described in notes 7 and 15f to the Consolidated Financial Statements. The selected consolidated financial data set forth below should be read in conjunction with Item 9: "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included in Item 19 in this Form 20-F.

                                                                                 YEARS ENDED DECEMBER 31,
                                                      ----------------------------------------------------------------------------
                                                       1995(1)          1996(1)           1997           1998              1999
                                                      ---------        ---------        ---------      ---------         ---------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:

Revenues ........................................       $54,532          $74,126         $103,690       $155,335          $337,873
                                                      ---------        ---------        ---------      ---------         ---------
Cost of Revenues:
   Cost of products sold and revenue rendered ...        31,483           42,917           58,742         86,603           220,139
   Write-off of inventories associated with
   restructuring ................................                                                          9,495             4,634
                                                      ---------        ---------        ---------      ---------         ---------

                                                         31,483           42,917           58,742         96,098           224,773
                                                      ---------        ---------        ---------      ---------         ---------
Gross profit ....................................        23,049           31,209           44,948         59,237           113,100
                                                      ---------        ---------        ---------      ---------         ---------
Research and development costs:
    Expenses incurred ...........................         6,532            8,129           10,615         15,815            27,159
    Less-grants .................................         1,066            1,913            2,494          3,035             2,368
                                                      ---------        ---------        ---------      ---------         ---------
                                                          5,466            6,216            8,121         12,780            24,791
    Acquired research and development ...........                                                         80,000
                                                      ---------        ---------        ---------      ---------         ---------
Net research and development costs ..............         5,466            6,216            8,121         92,780            24,791
                                                      ---------        ---------        ---------      ---------         ---------
Selling, general and administrative expenses ....         9,544           13,945           20,321         29,077            68,414
                                                      ---------        ---------        ---------      ---------         ---------
                                                          8,039           11,048           16,506        (62,620)           19,895
Restructuring charges ...........................                                                         11,989*             (356)
Merger expenses .................................                          7,991
                                                      ---------        ---------        ---------      ---------         ---------
Operating income (loss) .........................         8,039            3,057           16,506        (74,609)           20,251
Financial income (expenses)--net ................           575            1,170              538         (1,247)            3,267
Write-off of investments associated with
restructuring ...................................                                                         (2,700)             (896)
Other income --net ..............................                          1,329               30            162
                                                      ---------        ---------        ---------      ---------         ---------
Income (loss) before taxes on income ............         8,614            5,556           17,074        (78,394)           22,622
Taxes on income .................................                             84              130            286             2,475
                                                      ---------        ---------        ---------      ---------         ---------
Income (loss) after taxes on income .............         8,614            5,472           16,944        (78,680)           20,147

Share in losses of associated companies .........                                                            703               536
                                                      ---------        ---------        ---------      ---------         ---------
Net income (loss) ...............................        $8,614           $5,472(2)       $16,944       ($79,383)          $19,611
                                                      =========        =========        =========      =========         =========
Earnings(loss) per share under U.S. GAAP
    Basic .......................................         $0.92            $0.51(2)         $1.56         ($7.18)(3)         $0.96
                                                      =========        =========        =========      =========         =========
    Diluted......................................         $0.89            $0.50(2)         $1.51         ($7.18)(3)         $0.92
                                                      =========        =========        =========      =========         =========
Weighted average number of shares used in
computation of earnings (loss) per share - in
thousands under U.S. GAAP........................
    Basic .......................................         9,413           10,816           10,895         11,059            20,447
                                                      =========        =========        =========      =========         =========
    Diluted .....................................         9,632           11,049           11,255         11,059            21,429
                                                      =========        =========        =========      =========         =========
Earnings (loss) per share under Israeli GAAP
   Basic ........................................         $0.89            $0.50            $1.50        *($6.37)            $0.83
                                                      =========        =========                                         =========
   Diluted ......................................         $0.89            $0.50            $1.47        *($6.37)            $0.83
                                                      =========        =========                                         =========
Weighted average number of shares used in
computation of earnings (loss) per share - in
thousands under Israeli GAAP
   Basic ........................................         9,829           11,355           11,448         12,121            25,177
                                                      =========        =========        =========      =========         =========
   Dilluted .....................................         9,829           11,355           12,152         12,121            25,177
                                                      =========        =========        =========      =========         =========

----------
*      RESTATED, SEE NOTE 1Q TO NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                                    DECEMBER 31,
                                          -------------------------------------------------------------
BALANCE SHEET DATA: .................       1995         1996         1997         1998          1999
                                          --------     --------     --------     --------      --------
                                                             (IN THOUSANDS)
Working capital .....................      $61,623      $61,632      $85,081      $89,227*     $265,307
Total assets ........................       97,423      112,201      211,960      401,284*      678,853
Short-term bank credit and current
   Maturities of long-term debt .....        4,806          582        2,719       23,158         6,986
Long-term ...........................           13            -            -          284         8,089
liabilities
Convertible subordinated notes.......            -            -       75,000       75,000        75,000

Shareholders' equity ................       81,563       89,758      108,338      222,620*      499,823

--------------------------

(1) Includes the results of Gilat Florida into which a wholly-owned subsidiary of Gilat was merged on December 30, 1996, and accounted for pursuant to the pooling-of-interests method.

(2) If the merger expenses associated with the Gilat Florida Merger had not been included in Gilat's results, net income for the year ended December 31, 1996 would have been approximately $13,463,000 and basic earnings per share for that year would have been $1.24 and diluted earnings per share would have been $1.22.

(3) If the restructuring charges, write offs associated with restructuring and expenses related to acquired research and development associated with the Spacenet Acquisition had not been included in Gilat's results, net income for the year ended December 31, 1998 would have been approximately $24,801,000 and basic earnings per share under U.S. GAAP for that year would have been $2.24 and diluted earnings per share under U.S. GAAP would have been $2.14.

----------
*      RESTATED, SEE NOTE 1Q TO NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

       Gilat commenced operations in 1987 and shipped its initial product, a first generation OneWay VSAT, in 1989. Since that time, we have devoted significant resources to developing and enhancing our VSAT product lines and establishing strategic alliances primarily with major telecommunications companies and equipment suppliers. We have also broadened our marketing strategy to emphasize sales to customers directly and through new distribution channels.

       In 1991, we began marketing our second generation OneWay VSAT. In 1992, we began marketing our TwoWay VSAT with Spacenet as part of Spacenet's Skystar Advantage VSAT service offering, and we began marketing our TwoWay VSATs to GTECH as part of GTECH's GSAT lottery networks. Over the years, we experienced significant growth in orders, sales and earnings from our OneWay and Skystar Advantage products. Additionally, we began marketing the FaraWay VSAT in 1994, the DialAway VSAT at the end of 1996, the SkySurfer VSAT in 1997, and the SkyBlaster VSAT in 1999. The Skystar Advantage is our largest-selling product, accounting for approximately 49% of our sales revenue during 1998, and for approximately 49% of our sales revenue during 1999.

       On December 30, 1996, we acquired Gilat Florida (previously named Skydata, Inc.), a company engaged in the development, manufacturing and marketing of VSAT-based paging and broadcast products. The transaction was effected through the merger of a wholly-owned subsidiary of Gilat into Gilat Florida. The merger was accounted for as a pooling of interests. Accordingly, Gilat's financial information has been restated to retroactively include the accounts and operations of Gilat Florida prior to 1996.

       On December 31, 1998, we acquired Spacenet. The acquisition was accounted for by the purchase method. Prior to the acquisition, Gilat and Spacenet had engaged in a strategic alliance for a number of years. Spacenet was the largest customer of Gilat's products, with aggregate sales to Spacenet representing approximately 28%, 34% and 45% of Gilat's total sales in 1996, 1997 and 1998, respectively. With the acquisition of Spacenet, we have begun to offer satellite-based network services as well as products. For a discussion of certain continuing acquisition-related commitments, see "Item 13: Interest of Management in Certain Transactions"

       In February 1999 we completed the offering of 5,456,750 ordinary shares, of which 4,711,750 ordinary shares were sold by Gilat and 745,000 by certain shareholders. The proceeds to Gilat, before expenses but after the underwriters discount, were $257,826,960.

       In February 2000, we completed a private offering of $350 million of 4.25% convertible subordinated notes due in 2005. The notes are convertible into our ordinary shares at a conversion price of $186.18 per share. Each note bears annual interest of 4.25% payable semiannually.

       In March 2000, we completed a $10 million investment transaction with Knowledge Net Holdings LLC, a subsidiary of Knowledge Universe Inc. in exchange for 10 million common units (approximately 5.6% of the outstanding units) of KnowledgeBroadcasting.com LLC ("KBC"), and a one year warrant to purchase an additional 20 million units at the same unit price. We also granted KBC a five year warrant to purchase approximately 191,000 of our ordinary shares at a purchase price of $157.05 per share, and a five year option to acquire equipment and services. Acquisitions of equipment and services made pursuant to this option in the first two years will be paid for by KBC with up to 20 million units of KBC valued at the original purchase price, and thereafter, on terms to be agreed by the parties. KBC is a web-based media company that distributes content using interactive broadband satellite and other technologies.

       In April 2000, we completed the funding and formation of U.S.-based Gilat-To-Home Inc., a joint venture with Microsoft Corporation, EchoStar Communications Corporation, and ING Furman Selz. Gilat-To-Home was formed to provide satellite-based broadband Internet services to consumers in the U.S. Following the collective investment of $125 million by the other parties to this joint venture, Gilat, along with certain related parties, holds approximately 51% of Gilat-To-Home, on a fully diluted basis including shares reserved for options to be granted to employees but not including warrants and debt conversion rights issued as part of bank financing..

       In addition, in April 2000, we completed a share purchase transaction pursuant to which we, together with certain employees, now hold 100% of GTH LA (Antilles) (formerly named Global Village Telecom (Netherlands Antilles) N.V ("GVT Antilles")). This transaction is more fully described in "Item 1:
Description of Business -- Strategic Alliances and Joint Ventures". GVT Antilles was established to operate rural telephony communications networks, mostly in developing countries and is now part of our planned consumer Internet initiative in Latin America. This acquisition expands our presence in South America and provides existing on-ground VSAT networks.

       In June 2000, we exercised our right to redeem our 6 1/2% convertible subordinated notes issued on May 14, 1997 and due on June 1, 2004. The notes were redeemable in full at 102% of the principal amount plus accrued and unpaid interest, setting the redemption price per $1,000 note at $1,020.72. All of the note holders opted to convert their notes into Gilat's ordinary shares prior to the redemption date and we consequently issued 1,785,695 ordinary shares to such holders.

       We earn revenue from sales of our satellite-based networking products and services to our customers worldwide. The charges to customers for satellite networking products and services vary with the number of sites, the length of the contract, the amount of satellite capacity, the types of technologies and protocols employed and the degree of customization or development required to implement the network.

       In the case of product sales, we recognize revenue when the product is shipped. The present value of payments due under sales-type lease contracts are recorded as revenues and cost of sales is charged with the book value of equipment at the time of shipment. Future interest income is deferred and recognized over the related lease term. We recognize revenues from long-term contracts on the percentage-of-completion method, measured using the ratio of material costs incurred to date to estimated total material costs for each contract. Spacenet generally has two ways of recognizing revenue, depending on whether or not the customer takes ownership of the network equipment. In the first type of network services sale, the customer purchases hardware, software, and satellite capacity and maintenance services, and Spacenet records revenue when the network is installed and operational (or, in cases where the customer obtains its own installation services, when the equipment is shipped). In many of these cases, Spacenet is paid progress payments upon signing, achievement of certain milestones and installation. For ongoing maintenance, satellite capacity and support services, customers pay monthly fees, which are recorded as service revenues.

       In the other type of network services sale, Spacenet procures and installs the equipment and software, obtains the satellite capacity and provides network operations and monitoring for the customer over the contract term (generally three to five years). Under this type of network services sale, Spacenet retains ownership and operation of the network, and receives a monthly service fee (and recognizes revenue) over the term of the contract. Since our acquisition of Spacenet, these networking service arrangements have grown and we expect that they will continue to grow as a percentage of our revenue. As a result, a growing portion of the VSAT equipment we manufacture is capitalized on our balance sheet and has resulted in an increase in our capital expenditures. We also believe that the growth of our business may result in an increase of our inventory and receivables levels and increased working capital needs. We intend to meet such anticipated increases in capital expenditures and working capital with cash on hand. See "--Liquidity and Capital Resources."

       We have started to depreciate the cost of the equipment used in our network service offerings on a 5-year basis. Our service contracts, however, may be for periods of as little as 3 years, which may require us to write-off the unamortized cost of the equipment in the event the contract is not renewed and we are unable to place such equipment with other customers. We expect, however, that most of our customers will elect to renew their service contracts and that we will not be required, in most instances, to effect such write-offs.

       Cost of revenues, for both products and services, includes the cost of system design, equipment, satellite capacity, software customization and third party maintenance and installation. For equipment contracts, cost of revenues is expensed as revenues are recognized. For network service contracts, cost of revenues is expensed as revenues are recognized over the term of the contract. For maintenance contracts, cost of revenues is expensed as the maintenance cost is incurred or over the term of the contract. As a result of the Spacenet acquisition, we incurred aggregate restructuring expenses of $29.4 million for the two years ended December 31, 1999. In addition, Spacenet incurred a charge of approximately $12.4 million to eliminate unnecessary inventory and property, plant and equipment, which is included in the goodwill and $33.6 million in expenses related to the replacement and upgrade of certain legacy VSAT network equipment used by certain Spacenet customers. We replaced approximately 75% of this legacy equipment in 1999 and expect to replace the remainder in 2000. In 1999, most equipment replacements were accompanied by the customers' entry into long-term network services contracts.

       We devote significant resources to research and development of all our products. Our initial research and development was funded by the Israel-U.S. Binational Industrial Research and Development Foundation ("BIRD"), but currently none of our research and development is funded by BIRD. In Israel, a portion of our research and development expenditures is funded by the Office of the Chief Scientist of the Ministry of Industry and Trade (the "Office of the Chief Scientist"). We have also received, and expect to continue to receive, grants through participation in research consortia, which are funded by the Office of the Chief Scientist, as well as grants from research and development programs sponsored by the European Commission and the U.S.-Israel Science and Technology Foundation ("USISTF"). We expect, however, that the amount of funding from the Office of the Chief Scientist will decrease due to Israeli budgetary constraints.

       During 1998 and 1999, approximately 19.2% and 8.7%, respectively, of our research and development expenditures before acquired research and development, were covered by the Office of the Chief Scientist, the research consortia, USISTF, and the European Commission. Under the terms of the funding provided during these and earlier years by the Office of the Chief Scientist, BIRD, and USISTF, we are required to pay royalties on sales of the products developed from the funded project until an amount ranging from 100% to 150% of the grants has been repaid. Grants received through participation in the research consortia and under the European Commission program do not require the payment of royalties. Royalties to the Office of the Chief Scientist and BIRD, which are included in selling, general and administrative expenses, were $820,000 during 1998 and $719,000 during 1999. To date, we have not made any sales in connection with the USISTF project and consequently have not accrued or paid any royalties to USISTF.

       Selling, general and administrative expenses also include sales and marketing costs, customer support, accounting and administration. We expect that selling, general and administrative expenses will increase in total amount over the next few years as sales efforts are expanded.

       Substantially all of our production facilities in Israel are eligible for certain tax benefits. As a result, we expect that a substantial part of our income for 2000 and 2001 will be tax exempt, while the balance will be taxed at rates ranging from of 15% to 36%. See "--Effective Corporate Tax Rate."

       As part of the Merger Agreement, GE Americom and certain of its affiliates were committed to purchase $37.5 million of our products through the end of 1999. GE Americom agreed to pay us a credit against service fees owed to GE Americom under certain satellite transponder service agreements, equal to 40% of any shortfalls in this purchase commitment. GE Americom did not purchase any of our equipment in 1999 and therefore we were entitled to a credit equal to 40% of the full amount of $37.5 million, or $15 million, which was recorded as revenues in 1999. In addition, pursuant to two settlement agreements entered into by the parties in December 1999, GE Americom paid us $25 million for post-closing adjustments and undisclosed liabilities related to the Merger, and for reimbursement of expenses.

       The currency of the primary economic environment in which most of our operations are conducted is the dollar, and as such, we use the dollar as our functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in the determination of net income.

RESULTS OF OPERATIONS OF GILAT

       The following table sets forth, for the periods indicated, the percentage of revenues represented by certain line items from Gilat's consolidated statements of income.

PERCENTAGE OF REVENUES

                                                                         YEARS ENDED DECEMBER 31,

                                                                              ADJUSTED                    ADJUSTED
                                                     1997        1998          1998(1)       1999          1999(2)
                                                    ------      ------         ------       ------         ------
Revenues ......................................      100.0%      100.0%         100.0%         100%           100%
Cost of Revenues ..............................       56.7        61.9           55.8         66.5           55.6
                                                    ------      ------         ------       ------         ------
Gross profit ..................................       43.3        38.1           44.2         33.5           44.4
                                                    ------      ------         ------       ------         ------
Research and development costs
       Expenses incurred ......................       10.2        10.2           10.2          8.0            8.0
       Less - grants ..........................        2.4         2.0            2.0          0.7            0.7
                                                    ------      ------         ------       ------         ------
                                                       7.8         8.2            8.2          7.3            7.3
       Acquired research and development ......        0.0        51.5            0.0          0.0            0.0
                                                    ------      ------         ------       ------         ------
       Net research and development costs .....        7.8        59.7            8.2          7.3            7.3
                                                    ------      ------         ------       ------         ------
Selling, general and administrative expenses ..       19.6        18.7           18.7         20.3           19.9
                                                    ------      ------         ------       ------         ------
Restructuring charges .........................        0.0        *7.7            0.0         (0.1)           0.0
Operating income (loss) .......................       15.9       (48.0)          17.3          6.0           17.2
Financial income (expenses) - net .............        0.5        (0.8)          (0.8)         1.0            1.0
Write-off of investments associated with
      restructuring ...........................        0.0        (1.7)           0.0         (0.3)
Other income - net ............................        0.0         0.1            0.1          0.0            0.0
                                                    ------      ------         ------       ------         ------
Income (loss) before taxes on income ..........       16.4       (50.4)          16.6          6.7           18.2
Taxes on income ...............................        0.1         0.2            0.2          0.7            0.7
                                                    ------      ------         ------       ------         ------
Income (loss) after taxes on income ...........       16.3       (50.6)          16.4          6.0           17.5
Share in losses of associated companies .......        0.0         0.5            0.5          0.2            0.2
                                                    ------      ------         ------       ------         ------
Net income (loss) .............................       16.3%      (51.1)%         15.9%         5.8%          17.3%
                                                    ======      ======         ======       ======         ======


*RESTATED, SEE NOTE 1Q TO NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1) Results of operations for year ended December 31, 1998, excluding the Spacenet restructuring charges, write-offs associated with restructuring and expenses related to acquired research and development of approximately $104.2 million.

(2) Results of operations for year ended December 31, 1999, excluding expenses associated with the Spacenet acquisition and restructuring of approximately $38.8 million.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

       REVENUES. Our revenues increased by 117.5% to approximately $337.9 million in 1999 from approximately $155.3 million in 1998. The growth in revenues was attributable primarily to the acquisition of Spacenet on December 31, 1998, which allowed us to expand our revenue base from primarily manufacturing and selling VSAT equipment to service revenues based on the offering of complete end-to-end telecommunications and data networking solutions. In addition, we experienced an increase in demand for Skystar Advantage products, and for SkyBlaster following its introduction in 1999. This was partly offset by downward pressure on prices in the industry.

       GROSS PROFIT. Gross profit increased by 90.9% to approximately $113.1 million in 1999 from approximately $59.2 million in 1998. The gross profit margin decreased to 33.5% in 1999 from 38.1% in 1998 due to expenses related to migration from offering Spacenet's Clearlink system to offering our Skystar Advantage, and a write-off of inventories associated with restructuring. In our 1998 financial statements, goodwill was restated and decreased by $21 million for expenses related to migration from Clearlink to Skystar Advantage, inventories were restated and increased by $12 million, accrued expenses were restated and decreased by $11.3 million, and retained earnings were restated and increased by $2.3 million. The actual migration expenses were included in the 1999 expenses, mainly in cost of goods sold. If such migration expenses and write-off of inventories had not been included, our gross profit margin would have increased to 44.4% in 1999 from 44.2% in 1998.

       RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses in 1998 included $80 million for a write-off of acquired in-process research and development associated with the Spacenet acquisition. In-process research and development expenses arise from new product development projects that are in various stages of completion at the acquired enterprise at the date of acquisition. Gross research and development costs without the acquired in-process research and development increased by 71.7% to approximately $27.2 million in 1999, from approximately $15.8 million in 1998, and as a percentage of revenues, decreased to 8.0% in 1999 from 10.2% in 1998, mainly due to the rapid increase in revenues including from services, which by nature do not require significant R&D resources. The dollar increase in such costs in 1999 was primarily due to hiring additional research and development personnel; the further development of the SkyBlaster, Skystar Advantage and FaraWay product lines; the expansion of research and development to reduce the costs and increase the functionality of our interactive VSAT product lines, and conducting generic research relating to our participation in research consortia. Research and development grants, as a percentage of gross research and development costs, decreased to 8.7% in 1999 compared to 19.2% in 1998. Research and development costs, without acquired research and development showed a net increase to approximately $24.8 million in 1999 from approximately $12.8 million in 1998, and a decrease as a percentage of sales to 7.3% in 1999 from 8.2 % in 1998.

       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by 135.3% in 1999 to approximately $68.4 million from approximately $29.1 million in 1998. As a percentage of revenues, selling, general and administrative expenses increased to 20.3% in 1999 from 18.7% in 1998. Selling, general and administrative expenses include expenses related to migration from Clearlink to Skystar Advantage. If such migration expenses had not been included, the selling, general and administrative expenses would have increased by 131.0% in 1999 to approximately $67.2 million, or 19.9% as a percentage of revenues. Increased expenditures in 1999 were primarily attributable to the consolidation of Spacenet and the expansion of our marketing and selling efforts through the hiring of personnel, and the opening of new offices around the world.

       RESTRUCTURING CHARGES AND RELATED EXPENSES. Restructuring expenses as a result of the Spacenet acquisition other than inventory write-offs and write-off of investments which are presented in other lines, were $0.4 million lower than was recorded in 1998. Inventory write-offs relating to rationalization of product lines which are presented in cost of revenues, were $4.6 million higher than was recorded in 1998, and write-offs of investments associated with restructuring were $0.9 million higher than was recorded in 1998. Restructuring charges in 1998 were restated by a decrease of $2.25 million, as explained in note 1q to notes to the Consolidated Financial Statements.

       OPERATING INCOME (LOSS). Operating income increased to approximately $20.3 million in 1999 from a loss of approximately $74.6 million after restatement as explained in the preceding paragraph in 1998, primarily due to the expenses related to migration from Clearlink to Skystar Advantage, restructuring charges, write-offs associated with restructuring, and expenses related to acquired research and development as described above. If expenses related to the migration, restructuring charges, write-offs associated with restructuring and expenses related to acquired research and development had not been included, operating income would have been $58.2 million for the year ended December 31, 1999, compared to $26.9 million for the year ended December, 1998, an increase of 116.4%, with the increase due primarily to increased sales.

       FINANCIAL INCOME (EXPENSES), NET. Financial income, net amounted to approximately $3.3 million in 1999, compared to financial expenses, net of approximately $1.2 million in 1998, mainly due to interest income on bank deposits from our public offering in February, 1999.

       TAXES ON INCOME. Taxes on income were approximately $2.5 million in 1999 compared to approximately $0.3 million in 1998.

       SHARE IN LOSSES OF ASSOCIATED COMPANIES. Share in losses of associated companies was approximately $0.5 million in 1999, compared to approximately $0.7 million in 1998.

       NET INCOME (LOSS). As a result of all the foregoing factors, we had net income of approximately $19.6 million in 1999 compared to a loss of approximately $79.4 million, after restatement as explained above, in 1998. If migration expenses, restructuring charges, write-offs associated with restructuring and expenses related to acquired research and development had not been included in the results, net income for the year ended December 31, 1999, would have been $58.4 million compared to $24.8 million for the year ended December 31, 1998, an increase of 135.6%.

       EARNINGS (LOSS) PER SHARE. Basic earnings per share for 1999 under U.S. GAAP was $0.96 per share ($0.83 per share under Israeli GAAP) as compared to basic loss per share of $7.18 per share ($6.37 per share under Israeli GAAP) in 1998. Diluted earnings per share for 1999 was $0.92 per share ($0.83 per share under Israeli GAAP) as compared to diluted loss per share of $7.18 per share ($6.37 per share under Israeli GAAP) in 1998. If migration expenses, restructuring charges, write-offs associated with restructuring and expenses related to acquired research and development had not been included in the results, basic earnings per share for 1999 under U.S. GAAP would have been $2.86 per share as compared to $2.24 in 1998, and diluted earnings per share for 1999 under U.S. GAAP would have been $2.73 per share as compared to $2.14 in 1998.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

       REVENUES. Our revenues increased by 49.8% to approximately $155.3 million in 1998 from approximately $103.7 million in 1997. The growth in revenues was attributable primarily to a substantial increase in sales of telephony products (FaraWay and DialAway) as well as increased sales of Skystar Advantage products and Internet Protocol ("IP") based products. The increase in revenues was partly offset by downward pressure on prices in the industry.

       GROSS PROFIT. Gross profit increased by 31.8% to approximately $59.2 million in 1998 from approximately $44.9 million in 1997. Our gross profit margin decreased to 38.1% in 1998 from 43.3% in 1997 due to write-off of inventories associated with restructuring. If such write-off had not been included, our gross profit margin would have increased to 44.2% due primarily to a relative decrease in our cost of revenues as a result of more efficient manufacturing processes, lower cost of components and a change in the overall product mix.

       RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses include $80 million for the write-off of acquired in-process research and development associated with the Spacenet acquisition. In-process research and development expenses arise from new product development projects that are in various stages of completion at the acquired enterprise at the date of acquisition. Gross research and development costs without acquired research and development increased by 49.0% to approximately $15.8 million in 1998, from approximately $10.6 million in 1997 and as a percentage of revenues remained at the same level of 10.2% in 1998 as in 1997. The dollar increase in such costs in 1998 was due primarily to the hiring of additional research and development personnel, the further development of the FaraWay, SkySurfer and SkyBlaster product lines for corporate and rural telephony applications, the expansion of research and development to reduce the costs and increase the functionality of our unidirectional and interactive VSAT product lines, including IP-based products, as well as ISAT and paging receiver products and to conducting generic research relating to the research consortia. Research and development grants, as a percentage of gross research and development costs, decreased to 19.2% in 1998 compared to 23.5% in 1997. Research and development costs, without acquired research and development net increased to approximately $12.8 million in 1998 from approximately $8.1 million in 1997, and increased as a percentage of revenues to 8.2% in 1998 from 7.8% in 1997.

       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by 43.1% in 1998 to approximately $29.1 million from approximately $20.3 million in 1997. As a percentage of revenues, selling, general and administrative expenses decreased to 18.7% in 1998 from approximately 19.6% in 1997. Increased expenditures in 1998 were primarily attributable to the expansion of our marketing and selling efforts through the hiring of personnel, increased commissions paid to sales personnel, agents and distributors, and the opening of new offices.

       RESTRUCTURING CHARGES AND RELATED EXPENSES. As a result of the Spacenet acquisition, we incurred restructuring charges of $12.0 million after restatement, as explained in note 1q to Notes to the Consolidated Financial Statements, for the year ended December 31, 1998, mainly for compensation to customers and other third parties, $9.5 million of inventory write-offs relating to rationalization of product lines, which are presented in cost of revenues and $2.7 million of write-off of investments associated with restructuring.

       OPERATING INCOME (LOSS). Our operating income decreased to a loss of approximately $74.6 million after restatement, as explained in note 1q to Notes to the Consolidated Financial Statements, in 1998 from an income of approximately $16.5 million in 1997, primarily due to the restructuring charges, write offs associated with restructuring and expenses related to acquired research and development as described above. If restructuring charges, write offs associated with restructuring and expenses related to acquired research and development had not been included, operating income would have been $26.9 million for the year ended December 31, 1998, (representing an increase of 62.8% over 1997) with the increase due primarily to increased revenues.

       FINANCIAL INCOME (EXPENSES), NET. Financial expenses, net amounted approximately to $1.2 million in 1998, compared to financial income, net of approximately $0.5 million in 1997, mainly due to payment of interest on subordinated notes while related interest earned on deposits in banks decreased due to use of funds.

       SHARE IN LOSSES OF ASSOCIATED COMPANIES. Share in losses of associated companies was approximately $0.7 million in 1998 with no parallel amount in 1997.

       NET INCOME (LOSS). As a result of all the foregoing factors, we had a loss of approximately $79.4 million in 1998, after restatement as explained in note 1q to Notes to the Consolidated Financial Statements, in comparison to net income of approximately $16.9 million in 1997. If restructuring charges, write offs associated with restructuring and expenses related to acquired research and development had not been included in the Company's results, the net income for the year ended December 31, 1998, would have been $24.8 million (representing an increase of 46.4% over 1997).

       EARNINGS (LOSS) PER SHARE. Basic loss per share for 1998 under U.S. GAAP was $ 7.18 per share ($6.37 per share under Israeli GAAP) after restatement, as explained in note 1q to Notes to the Consolidated Financial Statements, as compared to basic earnings per share of $1.56 per share ($1.50 per share under Israeli GAAP) in 1997. Diluted loss per share after restatement for 1998 was $7.18 per share ($6.37 per share under Israeli GAAP) as compared to diluted earnings per share of $1.51 per share ($1.47 under Israeli GAAP) in 1997. If restructuring charges, write offs associated with restructuring and expenses related to acquired research and development had not been included in the our results, basic earnings per share for 1998 would have been $2.24 per share and diluted earnings per share for 1998 under U.S. GAAP would have been $2.14 per share.

VARIABILITY OF QUARTERLY OPERATING RESULTS

       Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products (i.e., the volume of sales of remote terminals versus hub equipment and software and add-on enhancements), sale prices, and production costs, as well as entry into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of the Skystar Advantage and FaraWay products to a customer typically consist of numerous remote terminals and related hub equipment and software, which carry different sales prices and margins.

       Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers. Our future results also may be affected by a number of factors including our ability to continue to develop, introduce and deliver enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands, and to manage future inventory levels in line with anticipated demand. These results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by us and our competitors. We cannot be sure that the growth in revenues, gross profit and net income achieved by us in prior quarters will continue or that revenues, gross profit and net income in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our ordinary shares would likely be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

       Since inception, our financing requirements have been met primarily through cash generated by operations, funds generated by private equity investments in 1990 and 1991, our public offerings in 1993 (approximately $24.5 million) 1995 (approximately $37.5 million), and 1999 (approximately 254.5 million), and our issuance of convertible subordinated notes in 1997 (approximately $71.8 million) and 2000 (approximately $338.8 million), as well as funding from research and development grants. In addition, we also financed our operations through borrowings under available credit facilities as discussed below. We intend to meet our anticipated increases in capital expenditures and working capital requirements with cash-on-hand.

       We have used available funds primarily for working capital. In 1999, funds were used to increase trade receivables by approximately $40.0 million, other receivables by approximately $79.5 million, accrued expenses decreased by approximately $6.8 million, and approximately $16.2 million were used to decrease short term bank credit. Funds were also used to increase investment in companies by approximately $11.9 million and property, plant and equipment by approximately $92.0 million in 1999. This increase in property, plant and equipment represents a portion of our investment in our new facility in Petah Tikva, Israel, as well as additional purchases of computer and electronic equipment and office furniture and equipment. Approximately $14.7 million was provided by an increase in trade payables, approximately $13.0 million was provided by an increase in other payables (including other long-term liabilities), and approximately $13.9 million was provided by a decrease in inventories. The decrease in inventories was due to migration from Clearlink to Skystar Advantage.

       As of December 31, 1999, we had approximately $94.9 million in cash, cash equivalents and short-term bank deposits and approximately $50.0 million of long-term bank deposits, compared to approximately $7.6 million in cash, cash equivalents and short-term bank deposits and approximately $40.7 million of long-term bank deposits as of December 31, 1998. Our ratio of shareholders' equity to total assets as of December 31, 1999, increased to 73.6% from 55.5%, after restatement, as explained in note 1q of Notes to the Consolidated Financial Statements, as of December 31, 1998.

       As of December 31, 1999, we had a bank line of credit of approximately $10 million with Israel Discount Bank Ltd. (an affiliate of one of our major shareholders), under which approximately $4.6 million of short-term debt was outstanding as of that date. We also had a bank line of credit of approximately $24 million with Bank Leumi Le Israel B.M., under which approximately $2.3 million of short-term debt was outstanding as of December 31, 1999. The short-term bank credits are secured by a negative pledge prohibiting us from selling or otherwise transferring any assets except in the ordinary course of business, from placing a lien on our assets without the bank's consent and from declaring dividends to our shareholders.

       In 1998, funds were used to increase inventories by approximately $1.5 million and trade receivables by approximately $35.2 million. The increase in inventories in 1998 represented increased component purchases to meet higher production levels and an increase in work-in-process and finished products, primarily related to customer orders planned for shipment early in the following quarter including products needed for the migration from Clearlink to Skystar Advantage. Funds were also used to increase investments by approximately $14.2 million (including $8.5 million in loans to an associated company and $2.7 million used in connection with deconsolidation of the investment in GVT Antilles) approximately $5.7 million was used to decrease other payables,and $15.8 million was used to increase property, plant and equipment. This increase in property, plant and equipment represents a portion of our investment in our new facility in Petah Tikva, Israel, as well as additional purchases of computer and electronic equipment and office furniture and equipment. Approximately $3.9 million was provided by an increase in trade payables, approximately $22.3 million after restatement, as explained in note 1q to Notes to the Consolidated Financial Statements, was provided by a decrease in other receivables and an increase in accrued expenses, and approximately $20.4 million was provided by short term bank credit.

       In June 2000, we exercised our right to redeem our 6 1/2% convertible subordinated notes issued on May 14, 1997 and due on June 1, 2004. The notes were redeemable in full at 102% of the principal amount plus accrued and unpaid interest, setting the redemption price per $1,000 note at $1,020.72. All of the note holders opted to convert their notes into Gilat's ordinary shares prior to the redemption date. See note 8 of Notes to the Consolidated Financial Statements.

       The convertible subordinated notes that were issued in February 2000 represent unsecured general obligations, are subordinate in right of payment to certain of our obligations, and are convertible into our ordinary shares. The notes bear interest at an annual rate of 4.25% and will mature on March 15, 2005, unless:

       -      redeemed by us on or after March 18, 2003;

       - repurchased by us at the option of the holders upon the occurrence of certain designated events; or

       - converted into our ordinary shares at the option of the holders at a conversion price of $186.18 per ordinary share.

       The notes do not impose any financial covenants or any restrictions on the payment of dividends, the repurchase of securities or the incurrence of senior indebtedness or other indebtedness. See note 16 of Notes to the Consolidated Financial Statements.

       We expect that the principal uses of our cash during 2000 will be for working capital, capital expenditures and strategic investments. In addition, our uses of cash will include the expansion of our manufacturing, testing, quality control, delivery and service capabilities in Israel, expansion of our international marketing activities, research and development, and additional capital investment for our service-based offerings.

ACQUISITION OF SPACENET

       On December 31, 1998, we completed the acquisition of Spacenet, a company engaged in providing VSAT-based network services and prior to the acquisition, a wholly-owned subsidiary of GE Americom. The transaction was completed pursuant to an Agreement and Plan of Merger entered into on September 25, 1998, between Gilat, GE Americom, and Spacenet. We acquired Spacenet from GE Americom in exchange for 5 million shares of newly issued Gilat ordinary shares. The acquisition was structured as a merger intended to qualify as a "tax-free" reorganization. See "Item 13: Interest of Management in Certain Transactions--Merger-Related Agreements--The Tax Matters Agreement." As part of the acquisition, we entered into several significant agreements with GE. See "Item 13: Interest of Management in Certain Transactions--Merger-Related Agreements."

IN-PROCESS RESEARCH AND DEVELOPMENT.

       A major value-enhancing asset acquired in the Spacenet acquisition was the technology developed by Spacenet as part of its planned new Turbosat product. At that time, we planned to utilize the Turbosat technology in a new product.

       As part of the process of analyzing the purchase of Spacenet, management made a decision to buy technology that had not yet been commercialized rather than develop the technology internally. Our management based this decision on factors such as the amount of time it would take to bring the technology to market and the quality of the Spacenet research and development effort. We also considered our own resource allocation and our progress on comparable technology. Our management expects to use the same decision process in the future. The allocation to in-process research and development of $80 million represents the estimated fair value using the methodology described under "Valuation Assumptions" below.

       At the time of the acquisition, the Turbosat technology, though not yet fully developed, was intended to increase throughput, expand product features to serve additional applications and reduce cost. The technology was also expected to accommodate changes in customer's performance and application requirements through its ability to be upgraded to a satellite multimedia platform or a terrestrial router. One of the most important features of the acquired Turbosat technology is that it enables a wide range of flexibility through the application of spread spectrum and CDMA technologies as the satellite access method. Other distinguishing features are its advanced level capability for data, audio and video broadcasting.

       At the time of the acquisition, we expected the full software feature to be complete in late first quarter 1999 and a fully integrated Turbosat to be ready for release by June 1999, at which time we expected to begin generating economic benefits from the value of the completed development associated with the in-process research and development. At that time, we also expected that if successfully completed, the new product incorporating the Turbosat feature set would be marketed by us under the Skystar Advantage trademark while maintaining backward compatibility.

       In 1999, the research and development of Turbosat technology progressed, with most of Turbosat's improved functionality and features completed and the technology being integrated (other than CDMA) into a new product platform, Skystar Advantage TG (Turbo Generation), which is now our main Skystar Advantage platform and is being implemented for the USPS network and other networks.

       Prior to the acquisition, Spacenet had incurred approximately $20 million in Turbosat development-related costs. At the acquisition date, costs to complete the research and development efforts related to Turbosat were expected to be approximately $6 million. In 1999 our gross research and development expenses were approximately $27 million, which included expenses related to integration of the Turbosat technology into the Skystar Advantage platform. We have not completed research and development of the Turbosat CDMA technology, although we continue to consider potential integration of this technology in our VSAT products and for which we are directing research and development activities over the next 12 months.

       VALUATION ASSUMPTIONS

       In connection with the Spacenet acquisition in 1998, we estimated the fair value of in-process research and development using an income approach. This involved estimating the present value of the estimated after-tax cash flows expected to be generated by the purchased in-process research and development, using risk adjusted discount rates and revenue forecasts as appropriate. Product revenues attributable to the Turbosat technology were estimated to be $118 million in 1999 and to grow thereafter through the end of the product's life in 2005 as new product technologies are expected to be introduced by us. Product revenue growth was expected to decrease gradually from 42% in 2001 to 15% in 2003 and 6.9% in 2005. Service revenues and lease payments were expected to continue at a declining rate through the year 2011. Revenues were estimated based on relevant market size and growth factors, expected industry trends, individual product sales cycles, maintenance and service life and the estimate life of the product's underlying technology. Product costs included hardware, installation, space segment fees, and maintenance costs. Estimated operating expenses included cost of goods sold, selling, general and administrative expenses and engineering expenses. The estimates were consistent with historical pricing, margins and expense levels for our other products.

       The selection of the discount rate was based on consideration of a weighted average cost of capital, as well as other factors including the technology's useful life, profitability level, uncertainty of advances, and stage of completion. A risk adjusted discount rate of 40% was utilized to discount projected cash flows.

       Only a proportional value consistent with the technology's already completed development effort was considered in-process research and development for financial reporting purposes. Value associated with the technology's remaining development effort was not included in the valuation. We further believed that the estimated in process research and development amount determined represented fair value and did not exceed the amount a third party would pay for the project.

       We allocated anticipated cash flows from an in-process research and development project to reflect contributions of the core infrastructure technology. At the date of acquisition, the Turbosat technology for which a value had been assigned to in-process research and development efforts had not yet reached technological feasibility and had no alternative future uses. Accordingly, the value allocated to this R&D project was capitalized and immediately expensed at acquisition. If the project is not wholly successful or not fully completed in a timely fashion, management's product pricing and growth rates may not be achieved and we would not realize the financial benefits expected from the project at the time of the acquisition.

       Based on an independent appraiser's report obtained by management, on December 31, 1998, we recorded a charge of $80 million for the write-off of acquired in-process research and development associated with the Spacenet acquisition. In-process research and development expenses arise from new product development projects that are in various stages of completion at the acquired enterprise at the date of acquisition.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

       Almost all of our sales and service contracts are in dollars and most of our expenses are in dollars and NIS. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The influence on the dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. During 1999, the rate of inflation in Israel was 1.3% while the value of the dollar against the NIS decreased by 0.17%. During 1997 and 1998 the rate of devaluation of the NIS against the dollar exceeded the inflation rate in Israel. In 1997 the rate of inflation was 7.0% and the rate of devaluation was 8.8%. In 1998 the rate of inflation was 8.6% and the rate of devaluation was 17.6%. In earlier years, there was a reversed trend when the inflation rate exceeded the rate of devaluation of the NIS against the dollar. For example, during 1995 the rate of inflation in Israel was 8.1% and during 1996 the rate of inflation was 10.6%, while the NIS was devalued against the dollar by 3.9% in 1995 and by 3.7% in 1996. If future inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected.

       In addition, we pay for the purchase of certain components of our products in Japanese yen. As a result, an increase in the value of the Japanese yen in comparison to the dollar could increase the cost of revenues. We have entered into a hedging agreement with our principal Japanese supplier in an effort to reduce the effects of fluctuations in the exchange rate, although there can be no assurance that such agreement will effectively hedge our Japanese yen exposure.

EFFECTIVE CORPORATE TAX RATE

       Israeli companies are generally subject to income tax at the rate of 36% of taxable income. However, substantially all of our production facilities in Israel have been granted Approved Enterprise status under the Law for Encouragement of Capital Investments, 1959, and consequently are eligible for certain tax benefits for the first several years in which they generate taxable income. We currently have nine Approved Enterprises, and have applied for approval for a tenth enterprise. Income derived from the nine Approved Enterprises is entitled to tax benefits for periods of 7 years (in the case of two of the enterprises) or 10 years (for the remaining seven enterprises), from the first year in which we generate income from the respective Approved Enterprise, on the basis of the nature of the incentives selected by us. The period of reduced tax for the tenth enterprise, if approved, is expected to be 10 years, although the terms of the approval may provide for a different period. The main tax benefits are a tax exemption for two or four years and a reduced tax rate of 15% to 25% for the remainder of the benefits period depending upon the level of foreign ownership of the company. As a result of these programs, our effective corporate tax rate was 0% in 1993, 2.1% in 1994, 0% in 1995, 1.5% in 1996, 0.8% in 1997, and 10.9%
in 1999. The increase in 1999 was due mainly to one time charges associated with the restructuring and losses in subsidiaries for which no deferred income taxes were recorded. In 1998 we had a loss due to restructuring charges, write offs associated with restructuring and expenses related to acquired research and development. We anticipate that a substantial part of our income for 2000 will be tax-exempt, while the balance will be taxed at rates ranging from 15% to 36%.

       On May 4, 2000, a committee appointed by the Israeli Finance Minister known as the "Ben-Bassat Committee" submitted its report on reform of the Israeli direct tax system (the "Report"). The Report makes several recommendations that if enacted into law by the Israeli Parliament, may have substantial tax implications on us and on our shareholders. The Israeli Government adopted the recommendations, with the intention that the applicable legislation will be effective as of January 1, 2001. During the legislative process, the recommendations contained in the Report may be subject to substantial changes.

       The Report recommends increasing to 25% the corporate tax rate available under the Law for the Encouragement of Capital Investments, 1959, during certain portions of the Approved Enterprise benefits period to companies owned in whole or in part by foreign investors. Currently depending on the percentage of foreign ownership this rate can be as low as 10%, , and as high as 25%, which is the corporate tax rate available to the Approved Enterprises of companies without any foreign ownership. Furthermore, the Report recommends revoking a current exemption available to income of Approved Enterprises that is not distributed as a cash dividend and, setting a corporate tax rate of 10% for profits generated during certain portions of the Approved Enterprise benefits period.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

       In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". FAS 133 established new accounting and reporting standards for derivatives and hedging activities. FAS 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. FAS 133 is effective for calendar-year companies from January 1, 2000. We are currently evaluating the impact FAS 133 will have on our financial statements.

       In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101-"Revenue Recognition in Financial Statements". SAB 101 summarizes the SEC's interpretation of the application of GAAP to revenue recognition.

       We are currently evaluating the impact that SAB 101 will have on our financial statements.

ITEM 9A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GENERAL

       The currency of our primary economic environment is the dollar. However, we have balances and activities in other currencies. We are therefore exposed to market risks arising from changes in currency exchange rates. We are also exposed to market risks arising from changes in interest rates.

       From time to time, we use financial instruments and derivatives in order to limit our exposure to risks arising from changes in exchange rates between the dollar and the NIS and other currencies and in interest rates. However, we cannot assure that the use of such instruments will eliminate our exposure to additional exchange rate or interest rates risks.

EXCHANGE RATE RISK MANAGEMENT

       Our functional currency and that of most of our subsidiaries is the dollar. Accordingly, we attempt to protect ourselves against exposure arising from the difference between assets and liabilities in each currency other than the dollar ("Balance Sheet Exposure"). We strive to limit our exposure through "natural" hedging, i.e., attempting to maintain similar levels of assets and liabilities in any given currency, to the extent possible. However, this method of "natural" hedging is not always achievable.

       The table below details the balance of the Balance Sheet Exposure by currency:

         ---------------------------------------------------------------
                                            DECEMBER 31, 1999
         ---------------------------------------------------------------
         LIABILITIES - SHORT TERM             (IN THOUSANDS)
         ---------------------------------------------------------------
         Variable rate debt:

         In NIS                                       5,276
         Interest rate                          11.3%-12.1%
         ---------------------------------------------------------------

INTEREST RATE RISK MANAGEMENT

       Due to the existence of assets and liabilities with different interest rates and maturity dates, we are exposed to changes in interest rates.

       The table below details the Balance Sheet Exposure by currency and interest rates:

------------------------------------------------------------------------------------------------
                                                         EXPECTED MATURITY DATES
------------------------------------------------------------------------------------------------
                                          2000                   2001               MATURITY
                                                                                    UNKNOWN
------------------------------------------------------------------------------------------------
ASSETS:                              (IN THOUSANDS)
------------------------------------------------------------------------------------------------
       Short term- in US
       dollars:                            61,540
       Fixed rate
       Interest rate                    5.4%-6.69%

       Long term - in US
       dollars:                                                    50,000            $9,000
       Fixed rate
       Interest rate                                           5.71%-5.79%              0%

------------------------------------------------------------------------------------------------
LIABILITIES:
------------------------------------------------------------------------------------------------
1)   long-term - in US
     dollars:                             $75,000
     fixed rate debt-
     In dollars
     Interest rate                           6.5%
------------------------------------------------------------------------------------------------
2)   short-term
     variable rate debt-
     In dollars                             1,710
     average interest rate                  6.85%

     In NIS                                 5,276
     average interest rate             11.3%-12.1%
------------------------------------------------------------------------------------------------
Interest rate option(*)                   $20,000
------------------------------------------------------------------------------------------------

(*) In May, 1997 we bought a three year call option to protect us in the event the Libor interest rate exceeds 7.5%. Upon the exercising of the option, we will be entitled to the difference between the then Libor interest rate and 7.5%, multiplied by $20,000,000. This call option was not exercised and expired in May 2000.

       In 1998 and 1999, we made long-term loans in the amount of $9,000,000 to an associated company: $8,500,000 in 1998 and $500,000 in 1999. The loans do not bear interest and are without a maturity date.

       In February 2000, we completed a private offering of $350 million of convertible subordinated notes due in 2005, to Qualified Institutional Buyers. The notes are convertible into ordinary shares at a conversion price of $186.18 per share. Each note will bear annual interest of 4.25% payable semiannually. See also note 16a of the Notes to the Consolidated Financial Statements.

ITEM 10: DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS AND EXECUTIVE OFFICERS

       Our directors and executive officers and key executives of our subsidiaries as of June 16, 2000 are as follows:

           NAME                        AGE                POSITION
-----------------------------------    ---   -------------------------------------------------------------
Yoel Gat(1)(2).....................     48   Chairman of the Board of Directors and Chief Executive
                                             Officer
Amiram Levinberg(1)(2).............     44   President, Chief Operating Officer and Director
Shlomo Tirosh(3)...................     54   Director
Dov Tadmor(1)(3)...................     70   Director
John Connelly(4)...................     56   Director
Dr. Gideon Kaplan..................     44   Vice President, Technology
Yoav Leibovitch....................     42   Vice President, Finance and Administration and Chief
                                             Financial Officer
Joshua Levinberg...................     46   Senior Vice President, Business Development
Joann R. Blasberg..................     48   Vice President and General Counsel
Erez Antebi........................     40   Vice President, General Manager for Asia, Australia and Africa
Alan Freece........................     52   Chief Executive Officer and President, Gilat Florida
Sheldon Revkin.....................     56   President and Chief Operating Officer, Spacenet
David R. Shiff.....................     42   Vice President, Sales and Marketing, Spacenet
Robert Givens......................     54   President, Gilat Europe

----------

(1) Member of the Stock Option Committee. For approval of stock option grants to employees who are also directors, the Stock Option Committee also includes Mr. Tadmor.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.
(4) Mr. Connelly is a nominee of GE Americom, pursuant to a voting agreement among certain of the principal shareholders of Gilat concerning the election of directors.

       YOEL GAT is a co-founder of Gilat and has been its Chief Executive Officer and a Director since Gilat's inception and since July 1995 has served as the Chairman of the Board of Directors. Mr. Gat is a member of the Stock Option and Compensation Committees of the Board. Until July 1995, Mr. Gat also served as the President of Gilat. From 1974 to 1987, Mr. Gat served in the Israel Defense Forces ( "IDF "). In his last position in service, Mr. Gat was a senior electronics engineer in the Israel Ministry of Defense ( "IMOD "). Mr. Gat is a two-time winner of the Israel Defense Award (1979 and 1988), Israel's most prestigious research and development award. Mr. Gat is also Chairman of the Board of Directors of KSAT, in which Gilat holds a minority interest. Mr. Gat also served as the Chairman of the MOST Consortium and is a director of ILAN-GAT Engineering Ltd., a civil contracting company whose shares are publicly traded on the Tel Aviv Stock Exchange and of which members of his family are major shareholders. Mr. Gat is Chairman of the Board of Directors of Gilat-To-Home, Inc. Mr. Gat received a bachelor of science degree in electrical engineering and electronics from the Technion--Israel Institute of Technology and a masters degree in management science from the Recanati Graduate School of Business Administration of Tel Aviv University, where he concentrated on information systems.

       AMIRAM LEVINBERG is a co-founder of Gilat and has been a Director and Chief Operating Officer since inception, and since July 1995 has served as President. Mr. Levinberg is a member of the Stock Option and Compensation Committees of the Board. Until July 1995, he served as Vice President of Engineering. In this capacity, he supervised the development of Gilat's OneWay and Skystar Advantage VSATs. Mr. Levinberg is also a director of Gilat Communications. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the IDF, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg is a graduate of the Technion, with a bachelor of science degree in electrical engineering and electronics and masters of science degree in digital communications.

       SHLOMO TIROSH is a co-founder of Gilat and has been a member of the Board of Directors since inception, serving as Chairman of the Board of Directors until July 1995. Mr. Tirosh is a member of the Audit Committee of the Board. Since July 1990, Mr. Tirosh has served as Chairman of the Board, Chief Executive Officer and President of Gilat Communications. From 1964 to 1987, Mr. Tirosh served in the IDF, where he held a variety of professional and field command positions (retiring with the rank of colonel). From 1980 to 1985, he headed a large research and development unit, and from 1985 to 1987, he managed a large-scale technology project for the IMOD. In 1988, he received the Israel Defense Award. Mr. Tirosh holds a bachelor of arts degree (summa cum laude) in economics from Bar-Ilan University in Ramat Gan.

       DOV TADMOR has been a Director of Gilat since July 1994 and is a member of the Audit and Stock Option Committees of the Board. Mr. Tadmor served as Managing Director of DIC and DICFM from 1985 until March 1999. Mr. Tadmor holds a bachelor of law degree from the School of Law and Economics in Tel Aviv.

       In August 1999, an indictment was filed by the Tel Aviv District Attorney's Office in the Tel Aviv Magistrate's Court alleging certain violations of the Israeli Securities Law by DIC and certain of its officers, including Mr. Dov Tadmor, in his capacity as the former CEO of DIC. The indictment alleges that DIC's annual and quarterly financial statements for the period 1990-1995 were misleading in connection with the failure to attach to DIC's financial statements sent to the Tel Aviv Stock Exchange and the Israel Registrar of Companies the financial statements of three private Israeli companies of which DIC was a shareholder. In December 1999, Mr. Tadmor and the other defendants pleaded not guilty to the charges, although one of the defendants subsequently entered into a plea agreement with the prosecution. The court commenced evidentiary proceedings in May 2000.

       JOHN CONNELLY was appointed a Director in January 1999. Since 1992, Mr. Connelly has served as Chairman and Chief Executive Officer of GE Americom. Mr. Connelly joined the General Electric Company in 1967, and has served in a number of capacities at General Electric and its affiliates since that time. Mr. Connelly holds a bachelor of science degree form Niagara University and a masters in business administration from St. John's University.

       GIDEON KAPLAN joined Gilat in 1989 as Vice President of Technology. From late 1987 to 1989, Dr. Kaplan was employed as a research engineer with QUALCOMM, Inc., a mobile satellite communications and cellular radio company. From 1978 to 1987, Dr. Kaplan served in a research and development unit of the IDF and received the Israel Defense Award in 1984. Dr. Kaplan received a bachelor of science degree in electrical engineering, a master of science degree and doctorate in electrical engineering from the Technion.

       YOAV LEIBOVITCH joined Gilat in early 1991 as Vice President of Finance and Administration and Chief Financial Officer. Since joining Gilat, Mr. Leibovitch has also served as acting Chief Financial Officer of Gilat Inc. He is a director of GVT. From 1989 to 1990, Mr. Leibovitch worked in the United States at Doubleday Books and Music Clubs as special advisor for new business development. From 1985 to 1989, he was the Financial Officer of a partnership among Bertelsmann, A.G., a large German media and communication company; Clal Corporation, a major Israeli industrial holding company; and Yediot Aharonot, an Israeli daily newspaper. Mr. Leibovitch is a graduate of the Hebrew University of Jerusalem with a bachelor of arts degree in economics and accounting, and a masters degree in business administration specializing in finance and banking. Mr. Leibovitch is a Certified Public Accountant in Israel.

       JOSHUA LEVINBERG is a co-founder of Gilat and since June 1999 serves as Senior Vice President for Business Development of Gilat, having previously served in that position from 1994 to April 1998. At that time, Mr. Levinberg became Chief Executive Officer of GVT until June 1999. From 1989 until September 1994, he served as Executive Vice President and General Manager of Gilat Satellite Networks, Inc. From 1987 until the formation of Gilat Satellite Networks, Inc. in 1989, Mr. Levinberg was Vice President of Business Development of Gilat. From 1985 to 1987, Mr. Levinberg held various positions, including Manager of System Development and Marketing Manager at the Israeli subsidiary of DSP Group Inc., a U.S. company specializing in digital signal processing. From 1979 to 1985, he worked in the Communications Engineering Department of Elrisa Ltd., a manufacturer of sophisticated weapons and communications systems. Mr. Levinberg is a graduate of Tel Aviv University, with a bachelor of science degree in electrical engineering and electronics. Amiram Levinberg, a director, President and Chief Operating Officer of Gilat, and Joshua Levinberg are brothers.

       JOANN R. BLASBERG joined Gilat in August 1995 as Vice President and General Counsel. Prior to joining Gilat, Ms. Blasberg was a partner in the firm of Kleinhendler & Halevy, Israeli counsel to Gilat, having been associated with that firm from May 1987. Prior to immigrating to Israel in December 1986, Ms. Blasberg was an associate with the firms of Siff & Rosen from May 1984 and Kronish Leib Weiner & Hellman from August 1982 until May 1984. Ms. Blasberg served as Principal Law Clerk to Chief Judge Lawrence H. Cooke of the New York State Court of Appeals from 1979 to August 1982. Ms. Blasberg received a law degree in 1979 from Brooklyn Law School (summa cum laude) and received a bachelors degree in sociology from Queens College.

       EREZ ANTEBI currently serves as Gilat's Vice President, General Manager for Asia, Australia and Africa. From September 1994 until the beginning of 1998, he served as Vice President and General Manager of Gilat Inc. Mr. Antebi joined Gilat in May 1991 as product manager for the Skystar Advantage VSAT product. From August 1993 until August 1994, he served as Vice President Engineering and Program Management of Gilat Inc. Prior to joining Gilat, Mr. Antebi worked for a private importing business from 1989 to 1991, after having served as marketing manager for high frequency radio communications for Tadiran Limited, a defense electronics and telecommunications company, from 1987 to 1989 and as a radar systems development engineer at Rafael, the research and development and manufacturing arm of the IDF, from 1981 to 1987. Mr. Antebi received a bachelor of science degree and master of science degree in electrical engineering from the Technion.

       ALAN FREECE joined Gilat Florida in July 1997 as President and became Chief Executive Officer of that company in January 1998. Prior to joining Gilat Florida, Mr. Freece was Vice President of Marketing and Business Development at Spacenet from 1995 to 1997. From 1984 to 1994, Mr. Freece served in several capacities, including Vice President of Marketing and Sales and President for Scientific Atlanta Private Networks VSAT Division. From 1973 to 1984, he was with Harris's Satellite Communications Division. Mr. Freece received a bachelor of science degree in electrical engineering from the University of Illinois and a masters degree in business administration from the University of Florida.

       SHELDON (SHELLY) REVKIN joined Spacenet in January 1999, as President and Chief Operating Officer. Prior to joining Spacenet, Mr. Revkin was Senior Vice President and General Manager of the Wireless Networks Division of Hughes Network Systems, Inc. (HNS). Mr. Revkin joined HNS in 1978 and held several executive-level marketing, sales and operations positions within the company. Revkin holds a bachelor of science degree in electrical engineering from Pratt Institute in New York City, a master of science degree in electrical engineering from Polytech University in Brooklyn, New York, and a master of business administration degree in finance and marketing from Lynchburg College in Lynchburg, VA. Revkin is a member of Eta Kappa Nu, Tau Beta Pi, and the Institute of Electrical and Electronics Engineering (IEEE).

       DAVID R. SHIFF joined Spacenet in December 1998, as Vice President of Sales and Marketing. Prior to joining Spacenet, Mr. Shiff spent 15 years with Hughes Network Systems, a division of Hughes


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

Electronics. For the last two years he served as Assistant Vice President, North American Sales, for the Satellite Networks Divisions of HNS. Mr. Shiff holds a degree in mechanical engineering from the University of Wisconsin.

       ROBERT GIVENS joined Gilat in the Spring of 2000 as President of Gilat Europe. Prior to joining Gilat, Mr. Givens was employed by Global One Communications S.A. from 1996 until 2000, first as Chief Financial Officer and then as Executive Vice President and General Manager for Europe and Eastern Europe. From 1982 to 1996, Mr. Givens operated Profit Development, a transition management company he founded to provide temporary management for European and American companies undergoing corporate change. Prior to 1982, he held various management and financial positions with Groupe Chargeurs from 1977 to 1981, Corning Glass Works from 1976 to 1977, Fairchild Camera and Instrument Corp. from 1972 to 1976, Smith Kline Beecham from 1970 to 1972 and Ford Motor Company from 1968 to 1970. Mr. Givens received a bachelor of science degree in finance from Miami University, and a masters degree in international business administration from Columbia University and continued his studies in post graduate accounting at the Wharton School.

TERMS OF DIRECTORS

       Directors are elected at the annual shareholders meeting to serve until the next annual meeting of the shareholders and until their respective successors are elected and qualified. Our Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the Board). Our Articles of Association provide that the Board may delegate all of its powers to committees of the Board as it deems appropriate, subject to the provisions of the Israeli Companies Ordinance (the "Companies Law"). Officers of Gilat serve at the discretion of the Board or until their successors are appointed.

ALTERNATE DIRECTORS

       Our Articles of Association provide that a director may appoint, by written notice to Gilat, any individual (whether or not such person is then a member of the Board) to serve as an alternate director, subject to the consent of the Board if the alternate is not then a member of the Board. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless otherwise specifically provided for in the appointment of such alternate). The alternate director may not act at any meeting at which the director appointing him or her is present. Such alternate may act as the alternate for several directors and have the corresponding number of votes. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term. Currently, no alternate directors have been appointed.

BOARD COMPENSATION

       By resolution of the Board and the shareholders adopted in 1996, directors who are not executive officers receive annual compensation of $10,000 for their services on the Board or any committee thereof beginning in 1996. All of the non-management directors are reimbursed for their expenses for each Board meeting attended.

OUTSIDE DIRECTORS AND AUDIT COMMITTEE

       Under the new Israeli Companies Law, which became effective February 1, 2000, public companies are required to elect two outside directors who must meet specified standards of independence. Companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel, such as our company, are treated as public companies with respect to the outside directors requirement. The outside directors may not have any economic relationship with us.


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

Therefore any person who was an employee of a company or had a commercial or professional connection with it including controlling shareholders, 25% shareholders, and their relatives or employees cannot serve as outside directors.

       Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. If, when an outside director is elected, all members of the board of directors of a company are of one gender, the outside director to be elected must be of the other gender.

       Any committee of the board of directors must include at least one outside director. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service. Pursuant to regulations promulgated under the Companies Law, our two independent directors may be deemed to be outside directors.

       The Companies Law also provides that publicly traded companies must appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least three members, and include all of the company's outside directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder (defined below), unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

       In addition, the Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice.

       Pursuant to the listing requirements of the Nasdaq National Market, we are currently required to have at least two independent directors on our Board of Directors and to establish an audit committee, at least a majority of whose members are independent of management. Messrs. Tadmor and Tirosh, both of whom we believe are independent of management, currently serve on the Audit Committee of the Board

       Nasdaq recently amended its rules to require that listed companies have at least three independent directors on the audit committee, all of whom are financially literate and one of whom has accounting or related financial expertise. We must comply with these amended rules by June 14, 2001.

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

       The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. Under the Companies Law, an "office holder" is a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly


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

subordinate to the General Manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

       An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care which a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain
(1) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (2) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding the exploitation of any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder.

       The individuals listed as directors or executive officers in the table above would be considered office holders. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our Board of Directors, provided, however, that it was not an extraordinary transaction under the Companies Law, and provided further that there are no other special requirements under the company's articles of association. The compensation of office holders who are directors must be approved by our Audit Committee, Board of Directors and shareholders.

       The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on our profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

       Some transactions, actions and arrangements involving an office holder, or a third party in which an office holder has an interest, must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, with further shareholder approval required in the case of extraordinary transactions. An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter.

       The Companies Law also provides that an extraordinary transaction between a public company and a controlling shareholder, or an extraordinary transaction in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, or the terms of compensation of a controlling shareholder, if he is an employee of the company, and the terms of office of a controlling shareholder if he is an officer of the company must be approved by the audit committee, the board of directors and shareholders.

       The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at this meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than 1% of the voting rights in the company. In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds 5% or more of the company's outstanding share capital or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company's outstanding share capital, requires approval by the board of directors and the shareholders of the company.

       The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company unless there is another person holding at that time more than 50% of the voting rights of the company.

       Regulations under the Companies Law provide that the Companies Law's tender offer rules do not apply to a company whose shares are publicly traded either outside of Israel or both in and outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.

       The Companies Law provides that a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of, any of the following:

- a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

- a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach of its consequences;

- any act or omission done with, the intent to, derive an illegal personal benefit; orA any fine levied against the office holder as a result of a criminal offense.

       In order to allow indemnification in advance for office holders under the Articles of Association as described, our shareholders shall be required to amend our Articles of Association to include the following provisions:

- A provision authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which the board of directors deems to be anticipated and limited to an amount determined by the board of directors to be reasonable under the circumstances.

-   A provision authorizing us to retroactively indemnify an office holder.

       In addition, pursuant to the Companies Law and our Articles of Association, indemnification of and procurement of insurance coverage for our Office Holders must be approved by our audit committee and our Board of Directors and, in specified circumstances, by our shareholders.

       We provide indemnification to our Office Holders to the fullest extent permitted by law. Our Articles of Association include a provision to the effect that, to the extent permitted by the Companies Law, we may (i) procure insurance for or indemnify any Office Holder, provided that the procurement of any such insurance or provision of any such indemnification, as the case may be, is approved by the Audit Committee and otherwise as required by law and (ii) procure insurance for or indemnify any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor who is not an Office Holder. We have obtained directors' and officers' liability insurance covering our officers and directors and those of our subsidiaries for certain claims.

ITEM 11: COMPENSATION OF DIRECTORS AND OFFICERS

COMPENSATION OF DIRECTORS AND OFFICERS

       The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 1999:

                                                           SALARIES, FEES, DIRECTORS' FEES,      PENSION, RETIREMENT
                                                           --------------------------------      -------------------
                                                                COMMISSIONS AND BONUSES          AND SIMILAR BENEFITS
                                                                -----------------------          --------------------
All directors and officers as a group (22 persons*)                    $7,195,000                      $751,000

*including those directors and executive officers referred to in Item 4 (except for four persons who became officers in 2000), one person who ceased being an officer during 1999, and two persons who ceased being directors in 1999.

       Through June 15, 2000, we had granted options under the Stock Option Plans to our then officers and directors for a total of 3,008,727 ordinary shares, of which 526,341 have been exercised. See "Item 12: Options to Purchase Securities from Registrant or Subsidiaries."

       By Board and shareholder action in July and August 1994, respectively, we authorized future bonuses to four of our executive officers, two of whom are also directors. Such bonuses shall be paid as follows: if our consolidated operating income (as defined in the resolution of the Board and the shareholders) in any year through December 31, 1999 is greater than $10 million, we will pay such officers an aggregate one-time bonus in NIS equal to $510,000, linked to the Israeli CPI (plus an amount equal to any taxes payable on such bonus). The bonus will be divided among them as set forth in resolutions of the Board and the shareholders meeting. The bonus, which was to be paid as soon as practicable after the end of the year in which the operating income exceeded $10 million, was paid in 1998. By Board and shareholder action in June and August 1995, the Board was also authorized to grant annual bonuses to two officers who are also directors. In February and August 1997, the Board and the shareholders authorized an amendment to the annual bonus provision, to exclude merger and acquisition costs in calculating net profit for bonus purposes. In May and August 1999, the Board and shareholders authorized the grant of a bonus to an officer who is also a director in recognition of his efforts in completing the Offering. In February 2000, the Board, subject to shareholder approval at the next annual meeting, authorized the cancellation of loans to two officers who are also directors, the amendment of their employment agreements for salary and bonus adjustments, and the grant of options which will commence vesting over a three year period.

MANAGEMENT EMPLOYMENT AGREEMENTS

       Yoel Gat and Amiram Levinberg, two of our co-founders, are currently employed under employment agreements renewable annually on December 31 of each year. The employment agreements are subject to earlier termination by each officer upon 60 days' notice to us. The agreements provide for an adjustment to the annual bonuses payable to Messrs. Gat and Levinberg under their employment agreements, and Mr. Gat's agreement provides for a personal annual allowance benefit of $150,000 to cover personal expenses related to extended stays in the United States expected to result from the


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

integration of Spacenet. Among other provisions, such agreements contain non-competition and confidentiality provisions.

ADVISORY BOARD

       We have authorized an Advisory Board to be composed of senior members of the business and technology community with expertise in areas of our business, who will be expected to advise and assist us in determining and implementing our strategic course of action, as well as fostering contacts with potential customers for our products. There are currently no appointees to the Advisory Board.

ITEM 12: OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

STOCK OPTION PLANS

       In January 1993, we adopted the Stock Option Plan (Incentive and Restricted Stock Options) (the "1993 ISO/RSO Plan") and Section 102 Option/Restricted Stock Purchase Plan (the "1993 Section 102 Plan") (collectively, the "1993 Plans"). The 1993 Plans provide for the granting of options and/or rights to purchase (in the case of the 1993 Section 102 Plan) up to an aggregate of 318,500 ordinary shares to our officers, directors, key employees or consultants or any of our subsidiaries.

       In June 1995, we adopted the following plans, referred to together as the "1995 Plans":

       (i) the 1995 Stock Option Plan (Incentive and Restricted Stock Options) (the "1995 ISO/RSO Plan"), which provides for the granting of incentive and restricted stock options for the purchase of up to 3,190,000 ordinary shares (increased by 1,250,000 as a result of resolutions of the Board in August 1999, and February and May 2000, which are subject to approval by the shareholders at the next annual meeting of shareholders;

       (ii) the 1995 Section 102 Stock Option/Stock Purchase Plan (the "1995
Section 102 Plan"), which provides for the granting of options to purchase up to 5,120,000 ordinary shares (increased by 3,500,000 as a result of resolutions of the Board in November 1999 and May 2000; and

       (iii) the 1995 Advisory Board Stock Option Plan (the "1995 Advisory Board Plan"), which provides for the granting of options to purchase up to 150,000 ordinary shares.

       The purpose of the 1993 Plans and 1995 Plans is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in Gilat. In addition, the 1993 and 1995 ISO/RSO Plans are designed to afford qualified optionees certain tax benefits available under the United States Internal Revenue Code of 1986, as amended (the "Code"). The 1993 and 1995 Section 102 Plans are designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance. The 1995 Advisory Board Plan is designed to allow for the granting of options to members of the Advisory Board. The 1993 Plans will expire on January 27, 2003 and the 1995 Plans will expire on June 29, 2005 (10 years after their adoption), unless terminated earlier by the Board.

       Each of the 1993 Plans and the 1995 Plans is administered by a Stock Option Committee appointed by the Board. The Stock Option Committee (comprised of Messrs. Gat and Levinberg for employees and officers who are not directors and Messrs. Gat, Levinberg and Tadmor for employees who are also directors) has broad discretion, subject to certain limitations, to determine the persons entitled to receive options or rights to purchase under the 1993 Plans and 1995 Plans, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The Stock Option Committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the 1993 Plans and the 1995 Plans. Such consideration generally may consist of cash, or, at the discretion of the Board, cash and a recourse promissory note.

       Stock options issued as incentive stock options pursuant to both the 1993 and 1995 ISO/RSO Plans will only be granted to the employees of Gilat or its subsidiaries. The exercise price of incentive stock options issued pursuant to both the 1993 and 1995 ISO/RSO Plans must be at least equal to the fair market value of the ordinary shares as of the date of the grant (and, in the case of optionees who own more than 10% of the voting stock, the exercise price must equal at least 110% of the fair market value of the ordinary shares as of the date of the grant). The exercise price of restricted stock options issued pursuant to the 1993 and 1995 ISO/RSO Plans and the 1995 Advisory Board Plan must not be less than the lower of (i) 50% of the book value of the ordinary shares as of the end of the fiscal year immediately preceding the date of such grant, or (ii) 50% of the fair market value per share of ordinary shares as of the date of the grant. The price per share under options awarded pursuant to the 1993 and 1995 Section 102 Plans may be any price determined by the Stock Option Committee.

       Options are exercisable and restrictions on disposition of shares lapse according to the terms of the individual agreements under which such options were granted or shares issued. ordinary shares as to which the rights associated with such shares have not vested will be held by a trustee designated by us.

       As of June 15, 2000, we granted options to purchase a total of 304,950 ordinary shares under the 1993 Plans and 7,896,424 ordinary shares under the 1995 Plans for an aggregate of 8,201,374 ordinary shares subject to options under such plans. The exercise prices for such options vary from $8.125 to $136.50 and all such options expire at various times from September 2003 to May 2010. Of such options, 3,008,727 options were granted to officers and directors. As of June 15, options under the plans for a total of 727,286 shares had been exercised.

       In December 1992, we granted options outside of any stock option plan to two then officers. One officer, who has since again become an officer of Gilat, was granted an option to purchase 24,500 ordinary shares, at an exercise price of $0.33 per ordinary share, and the other was granted an option to purchase 33,333 ordinary shares at an exercise price of $12.00 per share, both on terms and conditions comparable to those provided for under the 1993 Plans. As of June 15, 2000, 33,333 of these options have been exercised.

       In May 1999, the Board approved the establishment of a new stock option plan under Section 102 of the Israel Income Tax Ordinance with 500,000 ordinary shares to be reserved for issuance. Management was directed to prepare the plan and obtain the necessary regulatory approvals. The plan was approved by the shareholders at the 1999 annual meeting but the request for regulatory approval was withdrawn and there are no current plans to activate the plan in the near future.

ITEM 13: INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

       SHAREHOLDER REGISTRATION RIGHTS AGREEMENT. On August 20, 1990, Gilat entered into a Preferred Stock Purchase Agreement with Yoel Gat, Amiram Levinberg, Joshua Levinberg, Shlomo Tirosh and Gideon Kaplan (the "Founders"), Athena Venture Partners L.P. and certain related entities, DICFM, PEC and certain individual investors (the "Investors") under which the Investors invested a total of approximately $3.0 million in exchange for Gilat's Preferred Shares (which Preferred Shares were converted into ordinary shares at the time of Gilat's initial public offering). PEC has since transferred its shares to DIC Loans and DIC Loans has replaced PEC as a member of the Investors. In connection with such agreement, we entered into a Registration Rights Agreement pursuant to which, among other things,


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

       (i) we agreed that at any time after the earlier of February 28, 1994 or six months after the effective date of the first registration statement for our initial public offering of securities, the holders of at least 10% of the ordinary shares who were parties to the Preferred Stock Purchase Agreement could request that we file a registration statement for such shares (a "demand registration"),

       (ii) we agreed to include the Founders' and Investors' ordinary shares in a registration proposed after one year following the first registration (a "company registration"),

       (iii) we agreed to pay the expenses of a demand or company registration (subject to certain limitations), and

       (iv) the Founders and Investors agreed that during a period to be specified by us and the underwriter (but not more than one year) following the effective date of a registration statement for the Company's securities, and to the extent requested by us and the underwriter, they would not directly or indirectly sell or offer the shares held by them, except ordinary shares included in such registration, provided that all officers and directors and all other persons with registration rights enter into a similar agreement.

       Under the Registration Rights Agreement, we agreed to indemnify each of the selling shareholders and any person who controls any of such shareholders, to the extent permitted by applicable law, against any losses arising from any alleged untrue statement of a material fact or any alleged omission of a material fact in the registration statement or the prospectus for our public offering in October 1995 or from any violation by Gilat of the Securities Act or the Exchange Act. Our indemnity does not cover any losses that arise from any alleged untrue statement or omission or violation made in reliance upon information provided to us by such selling shareholder. In addition, each of the selling shareholders agreed to indemnify us and our directors and officers against any losses arising from any information provided to us by such selling shareholder for use in the registration statement or the prospectus. We had obtained insurance covering our officers and directors and the selling shareholders to the extent permitted by law with respect to certain matters in connection with the registration statement and prospectus for the October 1995 offering.

       TRANSACTIONS WITH GILAT COMMUNICATIONS. In July 1996, we entered into an agreement with Gilat Communications Ltd. ("Gilat Communications") under which Gilat Communications has been granted non-exclusive distribution rights to sell and provide technical support for our products in South Africa. In October 1997, we and Gilat Communications entered into a 5-year marketing and purchase agreement (the "1997 Agreement") that replaced and terminated an earlier agreement entered into in 1993. Pursuant to the 1997 Agreement, Gilat Communications has been granted the exclusive right to market the lines of satellite communications products and related components and options, and to provide services with such products in Israel and areas controlled by the Palestinian Authority. Under the 1997 Agreement, Gilat Communications is required to meet certain annual minimum purchase requirements for each of three specified categories of our products, and during the initial term and any renewal term, Gilat Communications may not, without our prior written consent, engage in certain activities competitive with our business. If Gilat Communications satisfies the annual minimum purchase requirements, the parties are required to enter into good faith negotiations to renew the 1997 Agreement three months prior to its expiration. In addition, under the 1997 Agreement, Gilat Communications was granted non-exclusive rights to distribute and sell our products worldwide when and only if sold as part of, or to be used in conjunction with, Gilat Communications' products.

       Throughout 1999, we sold approximately $8.1 million in equipment to Gilat Communications for distribution and as a value added reseller. The sales were in accordance with our standard sale terms and conditions. Certain of our officers, directors, principal and other shareholders are also shareholders of Gilat

Communications. For more information regarding certain transactions between us and Gilat Communications, see notes 9 and 15 of Notes to Consolidated Financial Statements listed in Item 19.

MERGER-RELATED AGREEMENTS

       In connection with our acquisition of Spacenet, we entered into a Merger Agreement and a series of related agreements. The parties to those agreements include GE Americom which as of June 15, 2000 holds approximately 18.7% of our outstanding ordinary shares. The terms of those agreements, and of certain important provisions of the Merger Agreement are summarized below.

       POST-CLOSING AND OTHER ADJUSTMENTS. The Merger Agreement contemplates certain post-closing adjustments regarding the possibility of (a) our paying or receiving certain amounts in cash or (b) our issuing additional ordinary shares to GE Americom in respect of such adjustments. Most of the post-closing adjustments relate to an agreement between the parties that the net assets on the combined closing balance sheet of Spacenet and its subsidiaries should equal $85 million and that any shortfall or excess, as the case may be, should be addressed through post-closing adjustments. Other adjustments relate to the collection of accounts receivable, the sale of specified items of Spacenet inventory and the allocation of certain tax benefits. Pursuant to two settlement agreements entered into by the parties in December 1999, GE Americom paid us $25 million for post-closing adjustments and undisclosed liabilities related to the Merger, and for reimbursement of expenses.

       GE AMERICOM EQUIPMENT PURCHASE COMMITMENT. GE Americom and certain of its affiliates were committed to purchase $37.5 million of our products through the end of 1999. GE Americom agreed to pay us a credit against service fees we owed to GE Americom under certain Satellite Transponder Service Agreements, equal to 40% of any shortfalls in this purchase commitment. As a result of this agreement, in 1999, GE Americom paid us $15 million.

       INDEMNIFICATION. Subject to the limitations set forth in the Merger Agreement, GE Americom has indemnified Gilat and Spacenet, and Gilat has indemnified GE Americom, from and against any losses arising from indemnified obligations. The indemnification obligations primarily relate to damages arising from breaches by the other party of representations and warranties under the transaction documents, as well as indemnities with respect to specified obligations of each of the parties. The indemnification obligations were narrowed as a result of the settlement agreements described above.

       THE TRANSITIONAL SERVICES AGREEMENT. Under the Transitional Services Agreement, in consideration of the issuance of 5,505 ordinary shares, GE Americom provided Spacenet and its subsidiaries, specified transitional services, including finance services, accounting services, purchasing services, cash management services, computer-related services, payroll processing services and other reasonably necessary services, through August 31, 1999.

       THE TRADEMARK AGREEMENT. Under the Trademark Agreement, General Electric Company has agreed to grant to Gilat, in consideration of 72,496 ordinary shares, a non-exclusive worldwide license to use the GE symbol in connection with certain products sold by Spacenet, Spacenet GmbH and Spacenet BV, and certain services performed by Gilat, Spacenet, Spacenet GmbH and Spacenet BV. The Trademark Agreement requires that Gilat and Spacenet adhere to certain specified permitted uses and standards of quality. The Trademark Agreement provides that Gilat will use the GE symbol only in connection with the specified products and services, including use in its packaging, labeling, general publicity, letterheads, signs and other forms of advertising, instructions books and other literature. In addition, the Trademark Agreement provides that Gilat will not use the GE symbol as part of a trade name. The term of the Trademark Agreement is three years and it may be renewed under certain circumstances for one additional year. Gilat has agreed to indemnify General Electric Company for all claims arising out of the Trademark Agreement or the manufacture of products or performance of services by Gilat under the licensed mark.

       THE SHAREHOLDERS' AGREEMENT. At the time of the Spacenet acquisition, Yoel Gat, Amiram Levinberg, Joshua Levinberg, Shlomo Tirosh and Gideon Kaplan (collectively, the "Founders Group"), DICFM and PEC (collectively, the "IDB Group"), and GE, GE Americom, General Electric Finance Holding GmbH and General Electric Plastics BV (for purposes of the following description, collectively, "GE") entered into a Shareholders' Agreement. PEC has since transferred its shares to DIC Loans, and DIC Loans has replaced PEC as a member of the IDB Group.

       Under the Shareholders' Agreement, the Founders Group, the IDB Group and GE have agreed to vote their ordinary shares in order that the Board of Directors of Gilat be comprised of seven members, and in favor of the respective nominees of each of the groups to the following extent:

-   The Founders Group will be entitled to nominate three directors, as long as
    (i) the Founders Group collectively owns at least 30% of the ordinary shares owned by them when the Shareholders' Agreement was signed, or (ii) at least one of the members of the Founders Group is serving as an employee of Gilat;

- The IDB Group will be entitled to nominate two directors, as long as the IDB Group collectively owns at least 50% of the ordinary shares owned by them when the Shareholder's Agreement was signed, or one director if the IDB Group owns between 25% and 50% of those shares; and

- GE will be entitled to nominate two directors, as long as GE owns at least 50% of the ordinary shares owned by GE when the Shareholders' Agreement was signed, or one director if GE owns between 33% and 50% of those shares.

       In addition, each of the shareholders has agreed that it will vote all of its ordinary shares in accordance with the recommendations of the Board of Directors in respect of any matter brought to a vote of the shareholders of Gilat, unless (i) the matter relates to certain significant merger, restructuring or other transactions or (ii) is directly and materially adverse to the interests of the shareholder. The shareholders have further agreed, for a period of three years, to vote in favor of the retention of Gilat's present senior executive officers in their respective offices.

       Under the Shareholders' Agreement, GE has agreed to certain "stand-still" provisions, including agreements not to acquire any assets, businesses or properties of Gilat, or any ordinary shares which would result in GE being the beneficial owner of greater than 33% of the ordinary shares of Gilat, without the prior approval of the holders of a majority of the ordinary shares held by the Founders Group or the IDB Group.

       GE has also agreed not to solicit proxies, call any special meeting of shareholders of Gilat, or propose any form of business combination involving Gilat. GE's standstill agreement is subject to a number of exceptions, including a release of any restrictions in the event of a bona fide third party tender offer, or in the event that the Founders Group and the IDB Group no longer collectively hold at least 50% of the ordinary shares held by them at the time the Shareholders' Agreement was signed.

       Subject to certain exceptions, the Shareholders' Agreement also provides for restrictions on the transferability or pledge of the ordinary shares held by the GE parties for a period of three years from the date of the Shareholders' Agreement, including general restrictions on the disposition of ordinary shares to certain competitors of Gilat. In addition, the Shareholders' Agreement will generally provide for pro rata rights of first refusal for the other parties with respect to the transfer of any ordinary shares by any other affiliated party to any independent third party.

       THE REGISTRATION RIGHTS AGREEMENT. At the time of the Spacenet acquisition, the holders of the Registrable Securities (as defined below) were granted certain registration rights by Gilat. The

"Registrable Securities" generally include the ordinary shares issued to GE and held by GE or any of its affiliates, or by any other person who is at such time a holder of Shares originally issued to GE and representing at least 5% of the then outstanding ordinary shares. Gilat initially agreed to the immediate registration of all Registrable Securities solely in connection with the transfer of such shares to one or more affiliates of GE. The Registration Rights Agreement also provides for certain demand registration rights of GE and the holders of Registrable Securities. Gilat will not be required to effect any registration during the pendency of certain blackout periods. GE also has the right to participate (subject to certain limited exceptions) on a piggy-back basis in all registrations of Gilat's securities in connection with any offering of its securities. The Registration Rights Agreement provides that Gilat will indemnify the selling holders of Registrable Securities, and that the selling holders of Registrable Securities will indemnify Gilat, in each case, against certain liabilities and expenses, including liabilities under the Securities Act, or will contribute to payments that the other may be required to make in respect thereof.

       THE RIGHT OF FIRST REFUSAL AGREEMENT. Under the Right of First Refusal Agreement, GE Americom has granted to Gilat, for a period of three years, a limited right of first refusal to be the provider in respect of any proposal by GE Americom to obtain (i) any VSAT return channel equipment for broadcast network and (ii) any integration services for the incorporation of VSAT return channel equipment into a broadcast network. In addition, for a corresponding period, Gilat has agreed to grant to GE Americom a limited right of first refusal to be the provider in respect of any proposal by Gilat to obtain any additional space segment capacity on a communications satellite providing services within the United States. Gilat has also agreed that certain integration services performed by Gilat for GE Americom under the above-described right of first refusal will be at a discount of at least 20% from the price provided by the relevant third-party provider. Under the Right of First Refusal Agreement, GE Americom has agreed that if GE Americom commences offering GE*Star services, GE Americom will create a distribution program and will offer Gilat the right to become a world-wide distributor of GE*Star services for a three-year period pursuant to the program terms and conditions established by GE Americom. In addition, if GE Americom offers any third party an opportunity to become an exclusive distributor of GE*Star services in any territory, Gilat will generally be offered an opportunity to act as a co-exclusive distributor in such territory. If Gilat elects to become a distributor of GE*Star services, GE Americom will under certain circumstances provide Gilat a discount on all wholesale GE*Star services.

       THE SATELLITE TRANSPONDER SERVICE AGREEMENTS. Under the Satellite Transponder Service Agreements, GE Americom has agreed to provide to Gilat (i) certain protected services on four transponders on satellite GSTAR4 operated by GE Americom, (ii) certain protected services on one transponder on satellite GE-3 operated by GE Americom, (iii) certain protected services on three transponders on satellite GE-5 to be constructed, launched and operated by GE Americom, (iv) certain preemptible testing services relating to specified bandwidth and downlink EIRP on one transponder on satellite SN-3 operated by GE Americom, and (v) certain protected Ku-band service on portions of certain transponders on satellite GSTAR4 operated by GE Americom. The terms of the services provided under each of the Satellite Transponder Service Agreements are specified in each such agreement. Generally, the services will be provided until the earliest of the end of the life, date of replacement or failure of the relevant satellite, the date on which the relevant transponder fails or is preempted, or a specified termination date provided in each agreement. Except in the case of the agreement described in clause (iv) above, Gilat pays GE Americom a monthly recurring service charge (generally on a per-transponder basis) in accordance with a schedule provided in each agreement. Subject to certain exceptions, the Satellite Transponder Service Agreements provide for Gilat to indemnify GE Americom and certain affiliates for claims arising out of services provided thereunder.

       THE LETTER AGREEMENTS. Under the Transponder Letter Agreement dated September 25, 1998, GE Americom and Gilat have agreed, among other things, that
(i) Gilat would analyze Spacenet's current space segment use and requirements on or before December 31, 1998 and will take certain transponder capacity on GE Americom satellites at the prices set forth in the Spacenet Letter Agreement described below and (ii) Gilat will receive long-term fixed prices which Gilat believes are competitive and certain rights of first refusal for additional space segment capacity. Pursuant to a separate letter agreement, dated September 25, 1998 (the "Spacenet Letter Agreement"), GE Americom will provide additional bandwidth and power as well as service protection levels to Spacenet to the extent there is insufficient bandwidth, power or protection levels available to accommodate existing customer requirements under Spacenet's existing transponder service agreements with GE Americom and third party providers.

       THE TAX MATTERS AGREEMENT. On September 25, 1998, GE Americom, Spacenet, the Spacenet subsidiaries and Gilat entered into the Tax Matters Agreement in connection with the Merger Agreement. The Tax Matters Agreement provides for, among other , the parties' responsibility for payment of taxes, filing of tax returns, and control of any audit or other tax proceeding relating to Spacenet and the Spacenet subsidiaries. The Tax Matters Agreement also contains representations, covenants and indemnities relating to general tax matters of the parties.

       The Merger was intended to qualify as a "tax-free" reorganization under
Section 368(a) of the Code. The Tax Matters Agreement contains representations and covenants of the parties relating to the tax-free nature of the Merger. In addition, GE Americom agreed to enter into a gain recognition agreement (the "GRA") with the Internal Revenue Service, in which under certain circumstances during the period ending at the end of the fifth full taxable year following the Merger, GE Americom will agree to recognize gain as if the Merger were taxable to GE Americom. In connection with the GRA, Gilat has agreed in the Tax Matters Agreement not to take certain actions, including, without limitation, the disposition of the stock of Spacenet and the disposition of "substantially all" of the assets of Spacenet and the Spacenet subsidiaries, if doing so would cause GE Americom to recognize gain under the GRA. The Tax Matters Agreement provides that Gilat, Spacenet and the Spacenet subsidiaries, on the one hand, and GE Americom, on the other, will indemnify the other party from any tax resulting from certain breaches of representations and covenants relating to the tax-free nature of the Merger. Each party's liability for purposes of such indemnification will be limited in certain respects pursuant to the terms of the Tax Matters Agreement.

       The Tax Matters Agreement provides that the amount of any cash that GE Americom has a right to receive under the Tax Matters Agreement or any other agreement related to the Merger will be reduced to the extent that the receipt of such amount would cause the fair market value of the cash and property other than ordinary shares received by GE Americom in connection with the Merger, in exchange for the stock of Spacenet, to exceed 25% of the fair market value of the ordinary shares delivered by Gilat to GE Americom at Closing, subject to certain exceptions pursuant to the Tax Matters Agreement.

       The Tax Matters Agreement provides that, in certain circumstances, if the Merger is subject to tax pursuant to Section 367 or Section 368 of the Code (including, if GE Americom recognizes gain pursuant to the GRA), then GE Americom shall, subject to applicable United States and Israeli securities laws, be entitled to sell such number of ordinary shares reasonably necessary in the opinion of a nationally recognized investment bank to realize net proceeds equal to the amount of such tax plus the amount of any tax paid by GE Americom in connection with the sale by GE Americom of such ordinary shares.

                                     PART II

ITEM 14: DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable.

                                    PART III

ITEM 15: DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 16: CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

Not applicable.

                                     PART IV

ITEM 17: FINANCIAL STATEMENTS

Not applicable.

ITEM 18: FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes thereto required by this item are contained on pages F-1 through F-43 hereof.

ITEM 19: FINANCIAL STATEMENTS AND EXHIBITS

(a)     INDEX TO CONSOLIDATED FINANCIAL STATEMENTS                                                                           PAGE
        ------------------------------------------                                                                           ----
      Report of Independent Auditors.........................................................................................F-2
      Consolidated Balance Sheets at December 31, 1998 and 1999..............................................................F-3
      Consolidated Statements of Income for the Years Ended December 31, 1997, 1998 and 1999.................................F-5
      Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31,                            F-6
         1997, 1998 and 1999.................................................................................................
      Consolidated Statements of Cash Flows for the Years Ended December 31, 1997, 1998 and 1999.............................F-7
      Notes to Consolidated Financial Statements.............................................................................F-10
      Report of Independent Auditors with respect of Gilat Florida ..........................................................F-43

(b)        EXHIBITS
           --------
           2.1       Consent of Kesselman & Kesselman
           2.2       Consent of Berman, Hopkins,
                     Wright & Laham, LLP

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
                     1999 CONSOLIDATED FINANCIAL STATEMENTS

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
                     1999 CONSOLIDATED FINANCIAL STATEMENTS




                                TABLE OF CONTENTS

                                                                      PAGE
REPORT OF INDEPENDENT AUDITORS                                         F-2
CONSOLIDATED FINANCIAL STATEMENTS:
    Balance sheets                                                   F-3-F-4
    Statements of income (loss)                                        F-5
    Statements of changes in shareholders' equity                      F-6
    Statements of cash flows                                         F-7-F-9
    Notes to financial statements                                   F-10-F-42



            The amounts are stated in U.S. dollars ($) in thousands.

                         REPORT OF INDEPENDENT AUDITORS

To the shareholders of
GILAT SATELLITE NETWORKS LTD.

We have audited the consolidated balance sheets of Gilat Satellite Networks Ltd. (the "Company") and its subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, whose assets constitute 7.0% and 3.8% of total consolidated assets as of December 31, 1999 and 1998 respectively, and whose revenues constitute 12.9%, 13.4% and 16.7 % of total consolidated revenues for the years ended December 31, 1999, 1998 and 1997, respectively. The financial statements of the above subsidiary were audited by other independent auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based solely on the report of the other independent auditors.

We conducted our audits in accordance with generally accepted auditing standards, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent auditors provide a fair basis for our opinion.

In our opinion, based on our audits and the report of the other independent auditors, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1999 and 1998 and the results of their operations, changes in shareholders' equity and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles ("GAAP") in Israel.

As applicable to these financial statements Israeli GAAP vary in certain aspects from U.S. GAAP, as described in notes 7 and 15f.

As described in note 1q, the Company has restated its financial statements for the year ended December 31, 1998.


                                                 /s/ Kesselman & Kesselman
                                                 -------------------------
Tel-Aviv, Israel.                                    Kesselman & Kesselman
  February 27, 2000,                                 Certified Public
  except for notes 8, 10b(5), 16b(1)                 Accountants (Isr.)
  and 16c for which the date is
  June 5,2000.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
                           CONSOLIDATED BALANCE SHEETS


                                                                                DECEMBER 31
                                                                            -------------------
                                                                            1999           1998
                                                                            ----           ----
                                                                            U.S. $ IN THOUSANDS
                                                                            -------------------
                                  A S S E T S (note 14e)
CURRENT ASSETS (note 13):
    Cash and cash equivalents                                             33,381           7,564
    Short-term bank deposits and current maturities of long-term
        bank deposits (note 14a)                                          61,540
    Accounts receivable (note 14b):
       Trade                                                             111,417          71,853
       Other                                                              71,982          27,378
    Inventories (note 3)                                                  81,060         *84,594
                                                                         -------         -------
           T o t a l  current assets                                     359,380         191,389
                                                                         -------         -------
INVESTMENTS AND NON-CURRENT RECEIVABLES:
    Long-term bank deposits (note 14c)                                    50,000          40,701
    Investment in associated companies (note 4)                           14,054          15,228
    Investment in other companies                                         13,133           1,500
    Non-current receivables (note 14d)                                    31,347           2,173
                                                                         -------         -------
                                                                         108,534          59,602
                                                                         -------         -------
PROPERTY, PLANT AND EQUIPMENT (note 5):
    Cost                                                                 198,555         118,357
    L e s s - accumulated depreciation and amortization                   38,742          23,446
                                                                         -------         -------
                                                                         159,813          94,911
                                                                         -------         -------
OTHER ASSETS AND DEFERRED CHARGES,
    net of accumulated amortization (note 6)                              51,126         *55,382
                                                                         -------         -------
           T o t a l  assets                                             678,853         401,284
                                                                         =======         =======

) CHAIRMAN OF THE BOARD OF
)    DIRECTORS AND CHIEF
                                       /s/        Yoel Gat
                                       --------------------------------
)    EXECUTIVE OFFICER                            YOEL GAT


) PRESIDENT, CHIEF OPERATING
                                      /s/     Amiram Levinberg
                                       --------------------------------
)   OFFICER AND DIRECTOR                      AMIRAM LEVINBERG

                                                                                               DECEMBER 31
                                                                                               -----------
                                                                                            1999          1998
                                                                                            ----          ----
                                                                                           U.S. $ IN THOUSANDS
                                                                                           -------------------
                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES (note 13):
    Short-term bank credit (note 14e)                                                     6,986            23,158
    Accounts payable and accruals (note 14f):
       Trade                                                                             39,488            25,102
       Accrued expenses                                                                  27,833           *39,642
       Other                                                                             19,766            14,260
                                                                                       --------          --------
           T o t a l  current liabilities                                                94,073           102,162
                                                                                       --------          --------
ACCRUED SEVERANCE PAY, net of amount funded (note 7)                                      1,868             1,218
                                                                                       --------          --------
OTHER LONG-TERM LIABILITIES (note 14g)                                                    8,089               284
                                                                                       --------          --------
CONVERTIBLE SUBORDINATED NOTES (note 8)                                                  75,000            75,000
                                                                                       --------          --------
COMMITMENTS AND CONTINGENT LIABILITY (notes 9 and 16c)

SHAREHOLDERS' EQUITY (note 10):
    Share capital and additional paid in capital - ordinary shares of NIS 0.01 par value (authorized - 40,000,000 shares; issued and outstanding:
       December 31, 1999 - 21,147,298 shares; December 31, 1998 -
       16,162,070 shares)                                                               527,116           266,967
    Accumulated other comprehensive income - currency
       translation adjustments                                                           (2,557)
    Accumulated deficit                                                                 (24,736)         *(44,347)
                                                                                       --------          --------
           T o t a l  shareholders' equity                                              499,823           222,620
                                                                                       --------          --------
           Total liabilities and shareholders' equity                                   678,853           401,284
                                                                                       ========          ========

                            * Restated, see note 1q.



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

                                                                                      YEAR ENDED DECEMBER 31
                                                                                      ----------------------
                                                                                1999           1998            1997
                                                                                ----           ----            ----
                                                                                        U.S. $ IN THOUSANDS
                                                                                     (EXCEPT PER SHARE DATA)
                                                                                         -------------------
REVENUES (notes 15a and b)                                                    337,873           155,335                103,690
                                                                             --------          --------               --------
COST OF REVENUES:
    Cost of products sold and services rendered (note 15b)                    220,139            86,603                 58,742
    Write-off of inventories associated with restructuring (note 11)            4,634             9,495
                                                                             --------          --------               --------
                                                                              224,773            96,098                 58,742
                                                                             --------          --------               --------
GROSS PROFIT                                                                  113,100            59,237                 44,948
                                                                             --------          --------               --------
RESEARCH AND DEVELOPMENT COSTS:
    Expenses incurred                                                          27,159            15,815                 10,615
    L e s s - grants (note 15c)                                                 2,368             3,035                  2,494
                                                                             --------          --------               --------
                                                                               24,791            12,780                  8,121
    Acquired research and development (note 2a)                                                  80,000
                                                                             --------          --------               --------
RESEARCH AND DEVELOPMENT COSTS - net                                           24,791            92,780                  8,121
                                                                             --------          --------               --------
SELLING, GENERAL AND ADMINISTRATIVE
    EXPENSES (note 15d)                                                        68,414            29,077                 20,321
                                                                             --------          --------               --------
                                                                               19,895           (62,620)                16,506
RESTRUCTURING CHARGES (note 11)                                                  (356)          *11,989
                                                                             --------          --------               --------
OPERATING INCOME (LOSS)                                                        20,251           (74,609)                16,506
FINANCIAL INCOME (EXPENSES) - net (note 15e)                                    3,267            (1,247)                   538
WRITE-OFF OF INVESTMENTS ASSOCIATED WITH
    RESTRUCTURING (note 11)                                                      (896)          (2,700)
OTHER INCOME - net                                                                                 162                      30
                                                                             --------          --------               --------
INCOME (LOSS) BEFORE TAXES ON INCOME                                           22,622           (78,394)                17,074
TAXES ON INCOME (note 12)                                                       2,475               286                    130
                                                                             --------          --------               --------
INCOME (LOSS) AFTER TAXES ON INCOME                                            20,147           (78,680)                16,944
SHARE IN LOSSES OF ASSOCIATED COMPANIES
    (note 4)                                                                      536               703
                                                                              --------          --------               --------
NET INCOME (LOSS)                                                              19,611           (79,383)                16,944
                                                                              ========          ========               ========
EARNINGS (LOSS) PER SHARE (note 15f):
    Under U.S. GAAP:
       Basic                                                                 $   0.96           *$(7.18)              $   1.56
                                                                              ========          ========              ========
       Diluted                                                               $   0.92           *$(7.18)              $   1.51
                                                                             ========           ========              ========
    Under Israeli GAAP:
       Basic                                                                 $   0.83           *$(6.37)              $   1.50
                                                                             ========           ========              ========
       Diluted                                                               $   0.83           *$(6.37)              $   1.47
                                                                            ========           ========              ========
WEIGHTED AVERAGE NUMBER OF SHARES
    USED IN COMPUTATION OF EARNINGS (LOSS)
    PER SHARE - IN THOUSANDS (note 15f):
    Under U.S. GAAP:
       Basic                                                                   20,447            11,059                 10,895
                                                                             ========          ========               ========
       Diluted                                                                 21,429            11,059                 11,255
                                                                             ========          ========               ========
    Under Israeli GAAP:
       Basic                                                                   25,177            12,121                 11,448
                                                                             ========          ========               ========
       Diluted                                                                 25,177            12,121                 12,152
                                                                             ========          ========               ========

                            * Restated, see note 1q.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                ACCUMULATED OTHER

                                                                                 SHARE         ACCUMULATED OTHER
                                                                             CAPITAL AND         COMPREHENSIVE
                                                                              ADDITIONAL       INCOME - CURRENCY
                                                             NUMBER OF          PAID-IN           TRANSLATION
                                                          ORDINARY SHARES       CAPITAL           ADJUSTMENTS
                                                          --------------     -----------       -----------------
                                                           IN THOUSANDS             U.S.$ IN THOUSANDS
                                                          --------------     -----------------------------------

BALANCE AT JANUARY 1, 1997                                    10,822             71,666
CHANGES DURING 1997:
    Net income
    Employee stock options exercised (note 10b)                  168              1,636
                                                             -------            -------
BALANCE AT DECEMBER 31, 1997                                  10,990             73,302
CHANGES DURING 1998:
    Net loss
    Issuance of share capital as consideration
      for the acquisition of GE Capital
      Spacenet Services, Inc. ("Spacenet") (note 2)            5,000            191,250
    Employee stock options exercised (note 10b)                  172              2,415
                                                             -------            -------
BALANCE AT DECEMBER 31, 1998                                  16,162            266,967
                                                             -------            -------
CHANGES DURING 1999:
    Comprehensive income:
        Net income
        Other comprehensive income - currency
           translation adjustments                                                                  (2,557)
                                                                                                   -------
        Total comprehensive income                                                                  (2,557)
                                                                                                   -------
    Issuance of share capital in a public
      offering in February 1999 (note 10a)                     4,711            254,470
                                                             -------            -------
    Employee stock options exercised (note 10b)                  274              5,679
                                                             -------            -------            -------
BALANCE AT DECEMBER 31, 1999                                  21,147            527,116             (2,557)
                                                             =======            =======            =======


                                                               RETAINED
                                                               EARNINGS
                                                             (ACCUMULATED
                                                               DEFICIT)           TOTAL
                                                             ------------         -----
                                                                 U.S.$ IN THOUSANDS
                                                             --------------------------

BALANCE AT JANUARY 1, 1997                                        18,092           89,758
CHANGES DURING 1997:
    Net income                                                    16,944           16,944
    Employee stock options exercised (note 10b)                                     1,636
                                                                 -------          -------
BALANCE AT DECEMBER 31, 1997                                      35,036          108,338
CHANGES DURING 1998:
    Net loss                                                    *(79,383)         (79,383)
    Issuance of share capital as consideration
      for the acquisition of GE Capital
      Spacenet Services, Inc. ("Spacenet") (note 2)                               191,250
    Employee stock options exercised (note 10b)                                     2,415
                                                                 -------          -------
BALANCE AT DECEMBER 31, 1998                                     (44,347)         222,620
                                                                 -------          -------
CHANGES DURING 1999:
    Comprehensive income:
        Net income                                                19,611           19,611
        Other comprehensive income - currency
           translation adjustments                                                 (2,557)
                                                                 -------          -------
        Total comprehensive income                                19,611           17,054
                                                                 -------          -------
    Issuance of share capital in a public
      offering in February 1999 (note 10a)                                        254,470
                                                                                  -------
    Employee stock options exercised (note 10b)                                     5,679
                                                                 -------          -------
BALANCE AT DECEMBER 31, 1999                                     (24,736)         499,823
                                                                 -------          -------
                                                                 -------          -------

                            * Restated, see note 1q.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                                                 (Continued) - 1
                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 YEAR ENDED DECEMBER 31
                                                                                                 ----------------------
                                                                                       1999                1998              1997
                                                                                       ----                ----              ----
                                                                                                   U.S. $ IN THOUSANDS
                                                                                                   -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                                   19,611          *(79,383)           16,944
    Adjustments required to reconcile net income (loss) to net
       cash used in operating activities (a)                                           (63,352)           71,003           (24,873)
                                                                                      --------          --------          --------
    Net cash used in operating activities                                              (43,741)           (8,380)           (7,929)
                                                                                      --------          --------          --------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property, plant and equipment, net of
       related grants                                                                  (91,966)          (15,759)          (25,935)
    Deferred charges                                                                                                          (951)
    Deconsolidation of subsidiary consolidated in previous
       years (b)                                                                                          (2,680)
    Investment in companies                                                            (11,885)           (3,013)           (3,497)
    Short-term bank deposit                                                            (20,000)           10,000           (10,000)
    Long-term bank deposits                                                            (50,000)             (681)          (40,000)
    Long-term loans to associated company                                                 (500)           (8,500)
    Acquisition of subsidiary consolidated for the first time (c)                                             18
    Proceeds from disposal of property, plant and equipment                                172                 1                25
    Customer acquisition cost                                                                             (2,000)
                                                                                      --------          --------          --------
    Net cash used in investing activities                                             (174,179)          (22,614)          (80,358)
                                                                                      --------          --------          --------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of share capital in a public offering in February 1999
       (note 10a)                                                                      254,470
    Employee stock options exercised and paid (note 10b)                                 5,679             2,415             1,636
    Issuance of convertible subordinated notes, net of
       issuance expenses of $ 3,182,000 (note 8)                                                                            71,818
    Short-term bank credit - net                                                       (16,172)           20,439             2,137
                                                                                      --------          --------          --------
    Net cash provided by financing activities                                          243,977            22,854            75,591
                                                                                      --------          --------          --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                   (240)
                                                                                      --------          --------          --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                        25,817            (8,140)          (12,696)
BALANCE OF CASH AND CASH EQUIVALENTS
    AT BEGINNING OF YEAR                                                                 7,564            15,704            28,400
                                                                                      --------          --------          --------
BALANCE OF CASH AND CASH EQUIVALENTS
    AT END OF YEAR                                                                      33,381             7,564            15,704
                                                                                      ========          ========          ========
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION - cash paid during the year for:
    Interest                                                                             6,096             5,786             2,832
                                                                                      ========          ========          ========
    Income tax                                                                           1,989               127                40
                                                                                      ========          ========          ========

                            * Restated, see note 1q.

                                                                 (Continued) - 2
                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                           YEAR ENDED DECEMBER 31
                                                                                           ----------------------
                                                                                     1999           1998            1997
                                                                                     ----           ----            ----
                                                                                            U.S. $ IN THOUSANDS
                                                                                            -------------------
(a)ADJUSTMENTS REQUIRED TO RECONCILE NET INCOME (LOSS) TO
     NET CASH USED IN OPERATING ACTIVITIES:
     Income and expenses not involving cash flows:
        Depreciation and amortization                                                22,652            5,129            3,069
        Acquired research and development                                                             80,000
        Share in losses of associated companies and
           unrealized gains on sales to associated companies                          1,674            1,240
        Gain on decrease in percentage of shareholding in a
           subsidiary                                                                                 (1,344)
        Increase in accrued severance pay - net                                         650              355              256
        Interest accrued on bank deposits                                            (3,542)             (20)            (683)
        Write down of investments due to restructuring                                                 1,235
        Transaction gain                                                               (444)
        Capital loss on sale of property, plant and equipment                            98
        Deferred income taxes - net                                                     265                                (3)
        Other                                                                            (7)             574                2
                                                                                    -------          -------          -------
                                                                                     21,346           87,169            2,641
                                                                                    -------          -------          -------
     Changes in certain asset and liability items:
        Decrease (increase) in accounts receivable:
          Trade                                                                     (40,013)         (35,157)         (12,907)
          Other (including non-current receivables)                                 (79,452)          10,257           (4,091)
        Increase (decrease) in accounts payable and accruals:
          Trade                                                                      14,655            3,886            1,046
          Accrued expenses                                                           (6,769)          12,047            2,279
          Other (including other long-term liabilities)                              13,016           (5,735)             706
        Decrease (increase) in inventories                                           13,865           (1,464)         (14,547)
                                                                                    -------          -------          -------
                                                                                    (84,698)         (16,166)         (27,514)
                                                                                    -------          -------          -------
                                                                                    (63,352)          71,003          (24,873)
                                                                                    =======          =======          =======
(b)DECONSOLIDATION OF SUBSIDIARY CONSOLIDATED IN PREVIOUS
     YEARS, SEE ALSO NOTE 4a:
     Assets and liabilities of the subsidiary previously
       consolidated at date of deconsolidation:
       Working capital (excluding cash and cash
          equivalents)                                                                                (2,797)
       Property, plant and equipment and deferred charges                                              1,003
       Gain on decrease in percentage of shareholding                                                  1,344
       Share in shareholders' equity of the subsidiary
          after deconsolidation                                                                       (2,230)
                                                                                                      -------
                                                                                                      (2,680)
                                                                                                      =======

                                                                 (Concluded) - 3

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                         YEAR ENDED
                                                                                      DECEMBER 31, 1998
                                                                                     -------------------
                                                                                     U.S. $ IN THOUSANDS
                                                                                     -------------------
(c) ACQUISITION OF SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME,
       SEE ALSO NOTE 2:
       Assets and liabilities of the subsidiary at date of
           acquisition:
           Working capital (excluding cash and cash
              equivalents)                                                                *(30,247)
           Property and equipment                                                          (35,113)
           Other assets                                                                     (5,396)
       Goodwill and identifiable intangible assets arising on acquisition                 *(46,958)
       Acquired research and development                                                   (80,000)
       Accrued expenses relating to the acquisition                                          6,759
       Issuance of share capital in connection to the
           acquisition                                                                     190,973
                                                                                           -------
                                                                                                18
                                                                                           =======

                           * Restated, see note 1q.


SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS

On December 31, 1998, the Company acquired Spacenet. The acquisition was made in exchange for ordinary shares of the Company, see note 2.




    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

             The significant accounting policies, applied on a consistent basis, are as follows (see also q. below):

             a.   GENERAL:

                  1)     Nature of operations

                         Gilat Satellite Networks Ltd. (the "Company") and its wholly-owned subsidiaries (the "Group"), operate in one business segment - design, development, manufacturing, marketing and service of very small aperture terminal ("VSAT") satellite earth stations.

                         As to the principal markets and customers, see note
                         15a.

                  2)     Functional currency

                         The currency of the primary economic environment in which the operations of the Company and most of its subsidiaries are conducted is the U.S. dollar ("dollar"). Substantially, all the sales of the Group's products are made outside Israel in non- Israeli currencies (mainly the dollar). Service income is also derived mainly in dollars. Thus, the functional currency of these companies is the dollar.

                         For the Company and those subsidiaries whose functional currency is the dollar transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the income statements, the following exchange rates are used: (i) for transactions: exchange rates at transaction dates or average rates and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories, etc.)-historical exchange rates. The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

                         The financial statements of certain European subsidiaries whose functional currency is their local currency, are translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("FAS") No. 52 of the Financial Accounting Standards Board of the United States ("FASB"), "Foreign Currency Translation": assets and liabilities are translated using the year-end rate of exchange; results of operations are translated at average exchange rates during the year. The resulting aggregate translation adjustments are reported as a component of "accumulated other comprehensive income".

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                  3)     Accounting principles

                         The financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Israel. As applicable to these financial statements, Israeli GAAP vary in certain aspects from U.S. GAAP, as described in notes 7 and 15f.

                  4)     Use of estimates in preparation of financial statements

                         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

             b.   PRINCIPLES OF CONSOLIDATION

                  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

             c.   CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS

                  The Group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents. Bank deposits with an original maturity of more than three months but less than one year (from date of deposit) are presented as "short-term bank deposits".

             d.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

                  The allowance for doubtful accounts is determined for specific debts doubtful of collection.

             e.   INVENTORIES

                  Inventories are valued at the lower of cost or market. Cost is determined as follows: raw materials and components - on the weighted average basis; labor and overhead - on the basis of actual manufacturing costs.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             f.   INVESTMENT IN ASSOCIATED COMPANIES

                  In these financial statements, associated companies are companies controlled to the extent of 20% or more (which are not subsidiaries), or companies less than 20% controlled which comply with the condition relating to "significant influence".

                  The investment in associated companies is accounted for by the equity method. Profits on intercompany sales - not realized outside the Group - were eliminated.

             g.   INVESTMENT IN OTHER COMPANIES

                  The investment in these companies is stated at cost. Any decrease in value of investments which is other than temporary is recorded when it becomes known.

             h.   PROPERTY, PLANT AND EQUIPMENT

                  These property, plant and equipment are stated at cost. Property, plant and equipment of acquired subsidiaries are included at their fair value at date of acquisition of these subsidiaries.

                  The assets are depreciated by the straight-line method, on the basis of their estimated useful life.

                  Annual rates of depreciation are as follows:

                                                                                       %
                                                                                   -------
                       Buildings                                                       2
                       Computers and electronic equipment                            8-33
                       Office furniture and equipment                               6;10;20
                       Vehicles                                                       15

                  Equipment leased to others under operating lease contracts is depreciated by the straight-line method over the term of the lease (usually 5 years), which is shorter than the useful life of the equipment.

                  Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

             i.   OTHER ASSETS AND DEFERRED CHARGES:

                  1)   Other assets

                       Goodwill and other identifiable intangible assets (see note 2a) are stated at cost and amortized by the straight-line method over an average period of 15 years.

                  2)   Deferred charges

                       Issuance costs of the convertible subordinated notes (see note 8) are amortized by the straight-line method over the period from issuance date to maturity date. Customer acquisition cost is amortized by the straight-line method over the contract term.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             j.   REVENUE RECOGNITION:

                  1)   Sale of products

                       Revenue from sales of products is recognized upon shipment to the customer. Cost of sales includes an estimate of costs associated with installation and warranty.

                       The present values of payments due under sales-type-lease contracts are recorded as revenues and cost of sales is charged with the book value of equipment at the time of shipment. Future interest income is deferred and recognized over the related lease term.

                       Revenues from long-term contracts are recognized on the percentage-of-completion method, measured using the ratio of material costs incurred to date to estimated total material costs for each contract.

                  2)   Service revenue

                       Service revenue is recognized ratably over the contractual period or as services are preformed.

                  3)   Operating leases

                       Revenue from lease of equipment is recognized ratably over the lease period.

             k.   RESEARCH AND DEVELOPMENT

                  Research and development expenses are charged to income as incurred. Grants and participations received from the Israeli Government for development of approved projects are recognized as a reduction of expenses when the related cost is incurred. No liability is recorded for funds received from the Israeli Government, because the Company is not obligated to repay any funds regardless of the outcome of the research and development (see also note 9a).

             l.   INCOME TAXES:
                 1) Deferred income taxes are computed for temporary differences between the assets and liabilities as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect when these differences reverse.

                      As to the main factors in respect of which deferred income taxes have been provided, see note 12d.

                 2) The Company may incur additional tax liability in the event of intercompany dividend distribution; no additional tax has been provided, since it is the Company's policy not to distribute, in the foreseeable future, dividends which would result in additional tax liability.

                 3) Taxes which would apply in the event of disposal of investments in subsidiaries (all of which are non-Israeli subsidiaries) have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold these investments indefinitely.

                 4) Upon the distribution of dividends from the tax-exempt income of approved enterprises (see also note 12a(1)), the amount distributed will be subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The Company intends to permanently reinvest the amounts of tax exempt income. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             m.   COMPREHENSIVE INCOME

                  The Company presents its comprehensive income in the consolidated statements of changes in shareholders' equity.

             n.   IMPAIRMENT OF LONG-LIVED ASSETS

                  FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" requires that long-lived assets, identifiable intangibles and goodwill related to those assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 121, if indicators of impairment are present, the existence of impairment is identified by comparing the carrying amount of the potentially impaired asset to the undiscounted cash flows from use and eventual disposition of that asset. If the carrying amount of the asset being evaluated is greater than the undiscounted cash flows from use and eventual disposition of that asset, then impairment is measured based on the excess, if any, of the carrying amount over the fair value of that asset.

             o.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

                  1) In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". FAS 133 established new accounting and reporting standards for derivatives and hedging activities. FAS 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. FAS 133 is effective for calendar-year companies from January 1, 2000. The Company is currently evaluating the impact FAS 133 will have on its financial statements.

                  2) In December 1999, the United States Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No.101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 summarizes the SEC's interpretation of the application of GAAP to revenue recognition.

                       The Company is currently evaluating the impact that SAB 101 will have on its financial statements.

             p.   RECLASSIFICATION

                  Certain prior year figures have been reclassified in order to conform with the 1999 presentation.

             q.   RESTATEMENT

                  In 1999, the Company restated its financial statements as of December 31, 1998 and for the year then ended, with respect to the restructuring charges recorded as a result of the acquisition of Spacenet (see also notes 2 and 11).

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):


                 The effect of the restatement is as follows:

                  1)     Balance sheet as of December 31, 1998:

                                                                                                         AS REPORTED
                                                                           AS                             IN THESE
                                                                       PREVIOUSLY       EFFECT OF         FINANCIAL
                                                                        REPORTED       RESTATEMENT       STATEMENTS
                                                                        --------       -----------       ----------
                                                                                    U.S. $ IN THOUSANDS
                                                                                    -------------------
                  Inventories                                              72,594         12,000            84,594
                  Other assets and deferred charges, net
                     of accumulated amortization                           76,382        (21,000)           55,382
                  Accrued expenses                                        (50,892)        11,250           (39,642)
                  Shareholders' equity - accumulated deficit               46,597         (2,250)           44,347

                  2)     Net loss for the year ended December 31, 1998:

                                                                                       U.S. $ IN
                                                                                       THOUSANDS
                                                                                       ---------
                              Net loss, as previously reported                          (81,633)
                              Effect of restatement -
                                 restructuring charges                                    2,250
                                                                                        --------
                              Net loss, as reported in these
                                 financial statements                                   (79,383)
                                                                                        ========

                  3)     Loss per share for the year ended December 31, 1998:

                         a) Under U.S. GAAP:
                                                                                         U.S. $
                                                                                         ------
                              Loss per share - basic and diluted, as
                                 previously reported                                      (7.38)
                               Effect of restatement                                       0.20
                                                                                          ------
                               Loss per share - basic and diluted, as
                                 reported in these financial statements                   (7.18)
                                                                                          ======

                         b) Under Israeli GAAP:
                               Loss per share - basic and diluted, as
                                 previously reported                                      (6.55)
                               Effect of restatement                                       0.18
                                                                                          ------
                               Loss per share - basic and diluted, as
                                 reported in these financial statements                   (6.37)
                                                                                          ======

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - ACQUISITION OF SPACENET:


             a. On December 31, 1998, the Company acquired from GE American Communications, Inc. ("GE Americom") the entire share capital of GE Capital Spacenet, Inc., which was renamed Spacenet, Inc. ("Spacenet"), as well as the entire share capital of two European affiliates of Spacenet. Spacenet is a United States corporation, which offers a wide range of satellite-based networking products and services through VSAT networks. Prior to the acquisition, Spacenet was the Company's largest customer (see note 15a).

                  In consideration, the Company issued 5,000,000 ordinary shares of NIS 0.01 par value to GE Americom and its affiliates; these shares represented approximately 30% of the Company's outstanding shares at date of issuance (23.6% as of December 31, 1999).

                  The acquisition of Spacenet was accounted for by the purchase method. The purchase price - of $ 191 million - is based on an average market price of the Company's ordinary shares a few days before and after the announcement of the transaction.

                  The Company has allocated the excess of the purchase price over the fair value of net tangible assets acquired; an amount of $ 80 million out of the total acquisition cost was attributed to in-process research and development, the technological feasibility of which has not yet been established and for which there is no alternative future use. Consequently, as of December 31, 1998, the Company recorded a one-time non-cash charge of $ 80 million.

                  The balance of the excess purchase price in the amount of $ 51 million was attributed to goodwill and other intangible assets.

                  Following the acquisition, Spacenet incurred a charge of approximately $ 12.2 million (the amount is after the effect of restatement, see note 1q), to eliminate unnecessary inventory and property, plant and equipment. The charges were taken into consideration in the allocation of the purchase price. In 1999, there were no significant adjustments to these charges, except for the effect of the restatement mentioned above.

             b. Hereafter are the unaudited proforma combined condensed income statements for the years ended December 31, 1998 and 1997, assuming that the acquisition of Spacenet had occurred on January 1, 1998 and 1997, respectively, after giving effect to certain adjustments, including amortization of identifiable intangible assets of Spacenet, the elimination of intercompany transactions and profits not yet realized outside the Group, and excluding nonrecurring items which are acquired research and development costs and costs associated with the 1998 restructuring.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - ACQUISITION OF SPACENET (continued):


                  The proforma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 1997, nor is it necessarily indicative of future results.

                                                                      YEAR ENDED DECEMBER 31
                                                                     -----------------------
                                                                     *1998            *1997
                                                                     -----------------------
                                                                       U.S. $ IN THOUSANDS
                                                                     -----------------------
                                                                     (EXCEPT PER SHARE DATA)
                                                                           (UNAUDITED)
                                                                     -----------------------
                     Revenues                                        237,642          189,930
                                                                     =======         ========
                     Net loss                                        (11,286)         (14,221)
                                                                     =======         ========
                     Loss per share - under U.S. GAAP -
                         basic and diluted                           $(0.70)           $(0.89)
                                                                     =======          =======

                            * Restated, see note 1q.

NOTE 3 - INVENTORIES:

                                                                                  DECEMBER 31
                                                                                  -----------
                                                                               1999           1998
                                                                               ----           ----
                                                                              U.S. $ IN THOUSANDS
                                                                              -------------------
                Raw materials and components                                  29,431             7,668
                Work in process                                               10,031             9,476
                Finished products                                             24,648            66,553
                Cost and estimated earnings in excess of
                    billings on uncompleted contracts*                        16,950               897
                                                                             -------           -------
                                                                              81,060            84,594
                                                                             =======           =======

                  * Composed as follows:

                   Cost incurred on uncompleted contracts                     21,839             3,226
                   Estimated earnings                                          9,167             3,205
                                                                             -------           -------
                                                                              31,006             6,431
                   Less - billings                                           (14,056)           (5,534)
                                                                             -------           -------
                                                                              16,950               897
                                                                             =======           =======

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 4 - INVESTMENTS IN ASSOCIATED COMPANIES:

             a. In April 1998, a then wholly-owned subsidiary - Global Village Telecom (Antilles) N.V. ("GVT") - completed a private placement with an international group of investors, which invested $ 40 million in GVT and was issued approximately 91.8% of its share capital. The Company invested $ 2.5 million in GVT as part of the private placement. Following the private placement, the Company's shareholding was reduced to 5.7%, generating a gain of $ 1,344,000, included in other income - net, and GVT became an associated company, since the Company has retained significant influence therein. Approximately 2.5% of the share capital of GVT is held by the Company's senior employees and directors.

                  The Company provided a $ 7.5 million loan convertible into GVT's common stock which, in the event of conversion, would confer upon the Company a further 15% shareholding in GVT. The Company holds warrants upon exercise of which it would obtain a maximum of 40% of the share capital of GVT, under certain circumstances.

                  In April 2000, the Company and the other shareholders in GVT entered into an agreement pursuant to which the latter are to exchange all of their rights in GVT for the rights of GVT in two Brazilian entities formed to provide telephone and other communications services in south central Brazil and a cash payment of $ 5.3 million. As part of the transaction, the Company granted a $ 40 million loan to a new unrelated entity formed by those investors, in exchange for a note convertible into common shares of the new entity equal to approximately 9.1% of the then outstanding shares. Following the transaction, the Company, together with its employees, is to hold 100% of GVT.

             b.   THE INVESTMENTS ARE COMPOSED AS FOLLOWS:

                                                                                     DECEMBER 31
                                                                                     -----------
                                                                                 1999          1998
                                                                                 ----          ----
                                                                                 U.S. $ IN THOUSANDS
                                                                                 -------------------
                        Shares:
                           Cost                                                    8,508        8,508
                           Share in accumulated losses                            (3,454)      (1,780)
                                                                                 -------      -------
                                                                                   5,054        6,728
                        Long-term loans*                                           9,000        8,500
                                                                                 -------      -------
                               T o t a l  investments                             14,054       15,228
                                                                                 =======      =======

                        * The loans are denominated in dollars, bear no interest
                          and maturity dates have not yet been determined.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 5 - PROPERTY, PLANT AND EQUIPMENT:

             a.   COMPOSITION OF ASSETS, GROUPED BY MAJOR CLASSIFICATIONS, IS AS
                  FOLLOWS:


                                                                                             ACCUMULATED DEPRECIATION
                                                                          COST                   AND AMORTIZATION
                                                                          ----               ------------------------
                                                                       DECEMBER 31                 DECEMBER 31
                                                                       -----------                 -----------
                                                                   1999          1998           1999          1998
                                                                   ----          ----           ----          ----
                                                                   U.S. $ IN THOUSANDS         U.S. $ IN THOUSANDS
                                                                   -------------------         -------------------

                  Buildings and land                                34,177        26,094          1,033           644
                  Computers and electronic equipment                83,325        37,788         21,150        12,780
                  Equipment leased to others                        40,999        31,322         13,741         7,556
                  Office furniture and equipment                     8,603         6,074          1,955         2,194
                  Leasehold improvements                             3,536         1,681            733           163
                  Vehicles                                             393           289            130           109
                                                                   -------       -------        -------       -------
                                                                   171,033       103,248         38,742        23,446
                  Building under construction                       27,522        15,109
                                                                   -------       -------        -------       -------
                                                                   198,555       118,357         38,742        23,446
                                                                   =======       =======        =======       =======

             b. Depreciation and amortization expenses totaled $ 18,562,000, $ 4,650,000 and $ 2,787,000 in 1999, 1998 and 1997,
                  respectively.

NOTE 6 - OTHER ASSETS AND DEFERRED CHARGES:

                                                                          ORIGINAL AMOUNTS           UNAMORTIZED BALANCE
                                                                          ----------------           -------------------
                                                                            DECEMBER 31                  DECEMBER 31
                                                                            -----------                  -----------
                                                                        1999           1998          1999          1998
                                                                        ----           ----          ----          ----
                                                                                      U.S. $ IN THOUSANDS
             Goodwill and identifiable intangible assets
                resulting from the acquisition of
                Spacenet (see note 2)                                   51,451         50,573          47,195       50,573
             Issuance costs of convertible subordinated
                notes (see note 8)                                       3,182          3,182           1,990        2,445
             Deferred income taxes (see note 12d)                          141            364             141          364
             Other                                                       2,000          2,000           1,800        2,000
                                                                       -------         ------         -------       ------
                                                                        56,774         56,119          51,126       55,382
                                                                       =======         ======         =======       ======

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - SEVERANCE PAY:

             a. Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company's severance pay liability to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by purchase of insurance policies. Under labor agreements, these insurance policies are, subject to certain limitations, the property of the employees.

                  The amounts accrued and the portion funded by the insurance policies are reflected in the balance sheets as follows:

                                                                                       DECEMBER 31
                                                                                  --------------------
                                                                                  1999            1998
                                                                                  ----            ----
                                                                                   U.S. $ IN THOUSANDS
                                                                                   -------------------

                       Accrued severance pay                                      4,968           3,608
                       L e s s - amounts funded                                   3,100           2,390
                                                                                  -----          ------
                       Unfunded balance                                           1,868           1,218
                                                                                  =====          ======

                    The amounts of accrued severance pay as above cover the severance pay liability of the Company in accordance with labor agreements in force and based on salary components which, in management's opinion, create entitlement to severance pay.

                    The Company may only make withdrawals from the amounts funded by insurance policies for the purpose of paying severance pay.

                    Under Israeli GAAP, amounts funded by purchase of insurance policies, as above, are deducted from the related severance pay liability. Under U.S. GAAP, the amounts funded should be presented as a long-term investment among the Group's assets.

             b. Severance pay expense totaled $ 1,807,000, $ 1,222,000 and $ 838,000 in 1999, 1998 and 1997, respectively.

NOTE 8 - CONVERTIBLE SUBORDINATED NOTES

             The notes bear interest at an annual rate of 6.5%, payable June 1 and December 1 of each year, commencing December 1, 1997 and are due on June 1, 2004. Unless previously redeemed, the notes are convertible by the holders, at any time through maturity, into ordinary shares of the Company at a conversion price of $ 42 per share, subject to adjustment under certain circumstances. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after June 5, 2000 at the redemption price, plus interest accrued to the redemption date.

             On May 1, 2000, the Company published a notice of optional redemption of the notes on June 5, 2000, at 102% of the principal amount thereof plus interest accrued and unpaid as of the redemption date.

             Through June 5, 2000, the notes have been converted into 1,785,690 ordinary shares.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 9 - COMMITMENTS:

             a.   ROYALTY COMMITMENTS:

                   1) The Company is committed to pay royalties to the Israeli Government on proceeds from sale of products in the research and development of which the Government participated by way of grants. At the time the participations were received, successful development of the related projects was not assured. Under the terms of the Company's funding from the Israeli Government, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the dollar-linked grant received as from January 1, 1999, with the addition of the annual interest rate based on LIBOR. In the case of failure of a project that was partly financed by royalty-bearing Government participations, the Company is not obligated to pay such royalties to the Israeli Government.

                         As of December 31, 1999, the balance of the amount received which is subject to repayment under these royalty agreements on future sales, is $ 1.8 million.

                  2) The Company is committed to pay royalties to the U.S. - Israel Science and Technology Foundation ("USISTF") on proceeds from sale of products in the research and development of which the USISTF participated by way of grants. At the time the participations were received, successful development of the related projects was not assured. Under the terms of the Company's funding from the USISTF, royalties of 2% per annum are payable on sales of products developed from a project so funded, up to 100% of the dollar grant received. In case of failure of a project that was partly financed by royalty-bearing USISTF participations, the Company is not obligated to pay such royalties to the USISTF.

             b.   COMMITMENT IN RESPECT OF BUILDING UNDER CONSTRUCTION

                  As of December 31, 1999, the Company is committed to pay an additional $ 5.1 million to complete the construction of a building.

             c.   LEASE COMMITMENTS

                  Minimum lease commitments of certain subsidiaries under operating lease agreement in respect of premises occupied by them, at rates in effect as of December 31, 1999, are as follows:

                                                                                 $ IN THOUSANDS
                                                                                 --------------
                     Year ending December 31:
                         2000                                                            5,502
                         2001                                                            3,966
                         2002                                                            3,489
                         2003                                                            3,452
                         2004 and thereafter                                             5,223
                                                                                        ------
                                                                                        21,632
                                                                                        ======

Rent expense totaled $ 4,314,000, $ 208,000 and $ 175,000 in 1999, 1998 and
1997, respectively.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 9 - COMMITMENTS (continued):

             d.   COMMITMENTS IN RESPECT OF SPACE SEGMENT SERVICES

                  All the required space segment services necessary to meet the terms of customer contracts are obtained from either GE Americom or unrelated third parties under long-term contracts ranging from one to eleven years.

                  Future minimum payments due to mainly GE Americom for space segment services as of December 31, 1999, are as follows:

                                                                                 $ IN THOUSANDS
                                                                                 --------------
                     Year ending December 31:
                         2000                                                           25,952
                         2001                                                           23,759
                         2002                                                           22,239
                         2003                                                           22,587
                         2004 and thereafter                                            16,629
                                                                                       -------
                                                                                       111,166
                                                                                       =======

             e.   AGREEMENTS RELATING TO THE COMPANY'S PRODUCTS

                  Under an agreement between Gilat Communications Ltd. ("Gilat Communications") , a related party, and the Company, Gilat Communications has been granted an exclusive right to market the lines of the satellite communications products and related components and options and to provide services with such products in Israel and areas controlled by the Palestinian Authority through October 31, 2002. The agreement also provides for Gilat Communications to be a non-exclusive distributor of the Company in South Africa.


NOTE 10 - SHAREHOLDERS' EQUITY:

             a.   SHARE CAPITAL:

                  1) The Company's shares are traded in the United States on the Nasdaq National Market under the symbol GILTF.

                  2)     The February 1999 Public Offering

                         Under a prospectus published in the United States on February 2, 1999, 5,456,750 ordinary shares of NIS 0.01 par value were offered in a public offering (the "offering"): 4,711,750 ordinary shares by the Company (including underwriters option which was fully exercised) and 745,000 ordinary shares by certain shareholders, for $ 57 per share.

                         The net proceeds to the Company - approximately $ 254 million - are net of 4% underwriting discount and offering costs of $ 3.4 million.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SHAREHOLDERS' EQUITY (continued):

             b.   STOCK OPTIONS:

                  1) In January 1993, the Company adopted the following 1993 Stock Option Plans (the "1993 Plans"):

                         a) An Incentive and Restricted Stock Option Plan for employees who are United States residents (the "1993 United States Plan"), which provides for the grant of:

                              (1)   Incentive Stock Options as defined under
                                    Section 422 of the Internal Revenue Code of
                                    1986 (as amended) (the "1993 Incentive
                                    Options"); and

                              (2)   Restricted Stock Options (the "1993
                                    Restricted Options").

                         b) A Section 102 Stock Option/Stock Purchase Plan promulgated under section 102 of the Israeli Income Tax Ordinance (the "1993 Israeli Plan"), for Israeli employees.

                         In June 1995, the Company adopted the following 1995 Stock Option Plans, as amended in 1997, 1998 and 1999(the "1995 Plans"):

                         a) An Incentive and Restricted Stock Option Plan for employees who are United States residents (the "1995 United States Plan"), which provides for the grant of:

                              (1)   Incentive Stock Options as defined under
                                    Section 422 of the Internal Revenue Code of
                                    1986 (as amended) (the "1995 Incentive
                                    Options"); and

                              (2)   Restricted Stock Options (the "1995
                                    Restricted Options").

                         b) A Section 102 Stock Option/Stock Purchase Plan promulgated under section 102 of the Israeli Income Tax Ordinance (the "1995 Israeli Plan"), for Israeli employees.

                         c) Advisory Board Stock Option Plan (the "1995 Advisory Board Plan"), which provides for the grant of options to members of the Advisory Board who are not eligible for tax benefits under any of the other plans.

                         The 1993 and 1995 Plans provide for the grant by the Company of options and/or rights to purchase ordinary shares to officers, directors, key employees or advisors of the Company and any of its subsidiaries.

                         The 1993 and 1995 Plans will remain in force for 10 years from the dates of approval, unless terminated earlier by the Board of Directors.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SHAREHOLDERS' EQUITY (continued):


                         Details of the options and/or rights under the 1993 and the 1995 Plans (as amended in 1997, 1998 and 1999) are as follows:

                                                                                 DECEMBER 31
                                                                          -------------------------
                                                                           1999              1998
                                                                          -------------------------
                                                                          NUMBER OF ORDINARY SHARES
                                                                          -------------------------
                          Total number authorized:
                              The 1993 Plans:
                                 The United States Plan                      95,550           95,550
                                 The Israeli Plan                           222,950          222,950
                                                                          ---------        ---------
                                                                            318,500          318,500
                                                                          ---------        ---------
                              The 1995 Plans:
                                 The United States Plan                   2,440,000        1,940,000
                                 The Israeli Plan                         2,120,000        1,620,000
                                 The Advisory Board Plan                    150,000          150,000
                                                                          ---------        ---------
                                                                          4,710,000        3,710,000
                                                                          ---------        ---------
                                                                          5,028,500        4,028,500
                          Options granted                                 4,214,385        2,228,961
                                                                          ---------        ---------
                          Available for future grant                        814,115        1,799,539
                                                                          =========        =========

                         The exercise price per share under the 1993 and 1995 Incentive Options Plans shall not be less than the market price of an ordinary share at the date of grant (and, in the case of an option holder who owns more than 10% of the voting shares of the Company - 110% of the market value at the date of grant).

                         The exercise price per share under the 1993 and 1995 Restricted Options Plans is to be determined by a committee appointed by the Board of Directors (the "Stock Option Committee"), in accordance with the terms of the plan.

                         The rights of the ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of the Company

                         The exercise and/or purchase price per share under the 1993 and 1995 Israeli Plans is to be determined by the Stock Option Committee. Section 102 of the Israeli Income Tax Ordinance and the rules promulgated thereunder provide that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit when the related capital gains tax is payable by the employee.

                         The exercise price per share under the 1995 Advisory Board Plan is to be determined by the Stock Option Committee, in accordance with the terms of the plan.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SHAREHOLDERS' EQUITY (continued):

                         Most of the above options become exercisable over a vesting period of four years (1/16 of the options every quarter). The options will expire 10 years after the date of grant.

                  2) A summary of the status of the plans as of December 31, 1999, 1998 and 1997, and changes during the years ended on those dates, is presented below:

                                                              YEAR ENDED DECEMBER 31
                                -----------------------------------------------------------------------------
                                          1999                       1998                      1997
                                ----------------------      ---------------------       ---------------------
                                              WEIGHTED                   WEIGHTED                    WEIGHTED
                                              AVERAGE                     AVERAGE                    AVERAGE
                                              EXERCISE                   EXERCISE                    EXERCISE
                                 NUMBER        PRICE         NUMBER        PRICE         NUMBER       PRICE
                                ---------      -----        ---------      -----         -------      -----
                                                 $                           $                          $
                                               -----                       -----                      -----
Options outstanding
    at beginning of
    year                        1,886,538      32.93        1,089,203      24.52         597,674      14.00
Changes during the
    year:
    Granted                     2,286,500      52.15        1,027,400      42.84         666,200      30.23
    Exercised                    (256,145)     21.82         (156,565)     14.50        (167,138)      9.86
    Repriced*:
       Old exercise
           price                                             (664,200)     30.26
       New exercise
           price                                              664,200      23.25
    Forfeited                    (301,076)     53.46          (73,500)     22.97          (7,533)     19.52
                                 --------                    --------                    -------
Options outstanding
    at end of year              3,615,817      44.16        1,886,538      32.93       1,089,203      24.52
                                 ========                    ========                   ========
Options exercisable
    at year-end                   816,502      35.82          217,128      17.56         201,268      15.88
                                 ========                    ========                   ========
Weighted average
    fair value of
    options granted
    during the year               $24.42                      $17.72                     $11.90
                                 ========                    ========                   ========

                  * In January 1998, 664,200 options awarded in earlier years, with a weighted average exercise price of $
                         30.26 per share, were repriced to a weighted average exercise price of $ 23.25 per share. The revised exercise price is equal to the price of the shares on the date of the repricing.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SHAREHOLDERS' EQUITY (continued):

                       The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                           YEAR ENDED DECEMBER 31
                                                  --------------------------------------
                                                   1999             1998           1997
                                                  ------           ------         ------
Dividend yield                                        0%               0%              0%
                                                  ======           ======         ======
Expected volatility                                42.6%            24.9%           24.8%
                                                  ======           ======         ======
Risk-free interest rate                             5.0%             5.0%            6.1%
                                                  ======           ======         ======
Expected average lives - in years                   3.0              3.0             3.0
                                                  ======           ======         ======

                         The following table summarizes information about options outstanding and exercisable at December 31, 1999:

                              OPTIONS OUTSTANDING                                     OPTIONS EXERCISABLE
  ---------------------------------------------------------------------------    -----------------------------
                            NUMBER            WEIGHTED                               NUMBER          WEIGHTED
                        OUTSTANDING AT        AVERAGE            WEIGHTED        EXERCISABLE AT      AVERAGE
     RANGE OF             DECEMBER 31,        REMAINING          AVERAGE          DECEMBER 31,       EXERCISE
  EXERCISE PRICE             1999         CONTRACTUAL LIFE    EXERCISE PRICE          1999            PRICE
    -----------           -----------        -----------       -----------         -----------     -----------
          $                                     YEARS               $                                  $
          -                                     -----               -                                  -
     7.5 - 12.0               73,742             5.50               9.45              71,334           9.15
    12.5 - 22.0               39,972             6.39              18.73              25,409          19.90
    22.5 - 25.0              601,728             7.32              23.29             326,724          23.30
    25.5 - 40.0              169,050             8.43              36.03              23,108          35.16
    40.5 - 50.0            1,580,375             9.24              46.47              98,296          47.79
    50.5 - 77.0            1,150,950             9.16              56.21             271,631          55.11
                            --------                                                 -------
                           3,615,817             8.75              44.16             816,502          35.82
                            ========                                                 =======

                 3) In December 1992, the Company granted options outside of any stock option plan to two then officers. One officer, who has since again become an officer of the Company, was granted an option to purchase 24,500 ordinary shares, at an exercise price of $ 0.33 per ordinary share, and the other was granted an option to purchase 33,333 ordinary shares at an exercise price of $ 12.00 per share, both on terms and conditions comparable to those provided for under the 1993 Plans. As of December 31, 1999, 33,333 of the options were exercised at an exercise price of $
                       12.00 per share. The options will expire 10 years after the date of grant.

                  4)   Accounting treatment of the plans

                       As permitted by FAS No. 123 - "Accounting for Stock-Based Compensation", the Company accounts, under Israeli and U.S. GAAP, for its stock option plans ("the plans") using the treatment prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SHAREHOLDERS' EQUITY (continued):

                      Accordingly, the difference, if any, between the quoted market price of the shares on the date of the grant of the options and the exercise price of such options will be charged to income over the expected service period (usually - four years). The amount of the difference will be correspondingly credited to capital surplus.

                      No compensation cost has been charged against income in the years ended December 31, 1999, 1998 and 1997, because the exercise prices of the options granted in these years were equal to the market value of the shares at the date of grant.

                      Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards granted since 1995, consistent with the method of FAS 123 the Company's net income (loss) and earnings
                      (loss) per share would have been reduced to the proforma amounts indicated below:

                                                            YEAR ENDED DECEMBER 31
                                  --------------------------------------------------------------------------------
                                         1999                          1998                          1997
                                  ---------------------         --------------------         ---------------------
                                AS REPORTED     PROFORMA      AS REPORTED    PROFORMA     AS REPORTED      PROFORMA
                                  -------       -------         -------      -------         ------        -------
  Net income (loss) -
      in thousands of
      dollars                      19,611          (335)       *(79,383)    *(83,770)         16,944        14,876
                                  =======       =======         =======      =======         ======        =======

  Earnings (loss) per
      under U.S.
      GAAP share - in
      dollars: Basic                 0.96         (0.02)         *(7.18)      *(7.57)          1.56           1.37
                                  =======       =======         =======      =======         ======        =======
      Diluted                        0.92         (0.02)         *(7.18)      *(7.57)          1.51           1.32
                                  =======       =======         =======      =======         ======        =======


* Restated, see note 1q.

                  5) Subsequent to December 31, 1999, the Company increased the number of options of the 1995 United States Plans by 3,750,000 options, to 8,460,000 options.

                         Subsequent to December 31, 1999, the Company granted approximately 3.3 million options to its employees.

             c.  DIVIDENDS:

                  1) In the event of distribution of cash dividends, the Company would be subject to a 15%, 20% or 25% tax on virtually all the dividends distributed; the Company is otherwise exempt from tax due to its "approved enterprise" status, as explained in note 12a(1). Effectively, the above mentioned dividend distribution would be reduced by the amount of the tax. See note 12a(1) and d(4).

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SHAREHOLDERS' EQUITY (continued):

                  2) In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of repatriation.

                  3)     Pursuant to the terms of a credit line from a bank (see
                         note 14e), the Company is restricted from paying cash dividends to its shareholders.


NOTE 11 - RESTRUCTURING CHARGES

                  At the end of 1998 and during 1999, as a result of the acquisition of Spacenet, the Group recorded restructuring charges of $ 24,184,000 (the amount is after the effect of restatement, see also note 1q) and $ 5,174,000, respectively. The restructuring consisted of a series of actions taken in order to move forward with one platform for the interactive VSAT market as well as to capitalize on current product demand for other VSAT products. The restructuring charges and the related write-off associated with the restructuring charges consist of:

                         Closing of certain product lines - write-off of inventory of equipment relating to product lines to be discontinued.

                         Compensation to certain customers and suppliers - consists mainly of costs relating to discontinued commitments.

                         Write-off of investments - consists of write-off of two investments, mainly in distribution channels for the Company's multimedia products in the United States, as this activity will be performed in the future by Spacenet.

                  The components and the classification of the restructuring charges and the related write-offs associated with the restructuring charges are as follows:

                                                                                   YEAR ENDED DECEMBER 31
                                                                                  --------------------------
                                                                                    1999              1998
                                                                                  ---------        ---------
                                                                                     U.S. $ IN THOUSANDS
                                                                                  --------------------------
                  Cost of sales - write-off of inventories                            4,634            9,495
                                                                                  ---------        ---------
                  Restructuring charges:
                      Compensation                                                     (356)          11,091
                      Other                                                                              898
                                                                                  ---------        ---------
                                                                                       (356)          11,989
                  Write-off of investments                                              896            2,700
                                                                                  ---------        ---------
                                                                                      5,174           24,184
                                                                                  =========        =========

              Most of the restructuring charges were paid in 1999.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 12 - TAXES ON INCOME:

             a.  THE COMPANY:

                  1) Tax benefits under the Law for the Encouragement of Capital Investments, 1959

                      The Company's production facilities have been granted "approved enterprise" status under the above law.

                      Since the Company is a "foreign investors' company" as defined by the above law it is entitled to a ten-year period of benefits, for enterprises approved after April 1993. The main tax benefits of that status are a tax exemption for two or four years and a reduced tax rate of 15%, 20% or 25% (based on the percentage of foreign shareholding in each tax year) on income from all of its approved enterprises, for the remainder of the benefit period. As of December 31, 1999, the Company has nine approved enterprises.

                      The periods of benefits of the approved enterprises will expire between 2000 - 2008.

                      In the event of distribution of cash dividend from income which was tax exempt as above, the Company would have to pay the 15%, 20% or 25% tax in respect of the amount distributed (see d(4) below and note 10c(1)).

                      The Company is entitled to claim accelerated depreciation in respect of equipment used by approved enterprises during the first five years of the operation of these assets.

                      The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli consumer price index (the "Israeli CPI") and interest.

                  2) Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

                      Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a "foreign investor's company". The Company has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of the dollar.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 12 - TAXES ON INCOME (continued):

                 3)   The Law for the Encouragement of Industry) Taxes(, 1969

                      The Company is an "industrial company" as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, and amortization of patents and certain other intangible property rights.

             b.  NON-ISRAELI SUBSIDIARIES

                  Non-Israeli subsidiaries are taxed based upon tax laws in their countries of residence.

             c.  CARRYFORWARD TAX LOSSES AND CREDITS

                  Carryforward tax losses and research and development tax credits relating to non-Israeli subsidiaries approximate $ 7.4 million at December 31, 1999. The carryforward amounts expire between 2004-2019.

             c.  DEFERRED INCOME TAXES:

                                                                                               DECEMBER 31
                                                                                          ----------------------
                                                                                           1999            1998
                                                                                          -------        -------
                                                                                            U.S. $ IN THOUSANDS
                                                                                          ----------------------
                 1)   Provided in respect of the following:
                         Carryforward tax losses and research and
                           development credits                                               2,387         2,732
                         Excess of fair value over cost relating to net
                           assets of Spacenet at acquisition date                            4,870         4,870
                         Other                                                                 932           430
                                                                                            ------        ------
                                                                                             8,189         8,032
                         Less - valuation allowance                                          7,842         7,420
                                                                                            ------        ------
                                                                                               347           612
                                                                                            ======        ======
                 2)   Deferred taxes are included in the balance sheets
                         as follows:
                         Current assets                                                        785           532
                         Non-current assets                                                    141           364
                         Other long-term liabilities                                          (579)         (284)
                                                                                            ------        ------
                                                                                               347           612
                                                                                            ======        ======

                  3) Realization of these deferred tax assets is conditional upon earning, in the coming years, taxable income in an appropriate amount. The amount of the deferred tax assets, however, could be changed in the future if estimates of future taxable income are changed.

                  4) As stated in a(1) above, most of the Company's income is tax exempt due to the approved enterprise status granted to the Company's production facilities. The Company has decided to permanently reinvest the amount of the said tax exempt income, and not to distribute such income as dividends. Accordingly, no deferred taxes have been provided in respect of the tax exempt income.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - TAXES ON INCOME (continued):

             e.  TAXES ON INCOME INCLUDED IN THE INCOME STATEMENTS:

                                                                                    YEAR ENDED DECEMBER 31
                                                                               ----------------------------------
                                                                                1999         1998           1997
                                                                               -----        ------         ------
                                                                                       U.S $ IN THOUSANDS
                                                                               ----------------------------------
                     Current - mainly in respect of non-
                         Israeli subsidiaries                                  2,727           286            133
                     Deferred, see d. above*                                    (252)                          (3)
                                                                               -----        ------         ------
                                                                               2,475           286            130
                                                                               =====        ======         ======

                     * In respect of non-Israeli subsidiaries.

             f.  INCOME (LOSS) BEFORE TAXES ON INCOME:

                                                                                    YEAR ENDED DECEMBER 31
                                                                               ----------------------------------
                                                                                1999         1998           1997
                                                                               -----        ------         ------
                                                                                       U.S $ IN THOUSANDS
                                                                               ----------------------------------
                     The Company                                               38,048      (74,777)        18,233
                     Non-Israeli subsidiaries                                 (15,426)      (3,617)        (1,159)
                                                                               ------       ------          ------
                                                                               22,622      (78,394)        17,074
                                                                               ======       ======          ======

             g.  TAX ASSESSMENTS

                  Final tax assessments have been received by the Company through the 1994 tax year. The subsidiaries have not received final tax assessments since incorporation or acquisition.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

                                                                                           DECEMBER 31, 1999
                                                                                  -------------------------------------
                                                                                    ISRAELI    CURRENCY*         OTHER
                                                                                  ----------------------      NON-DOLLAR
                                                                                  LINKED**       UNLINKED     CURRENCIES
                                                                                  ------          ------        ------
                                                                                          U.S. $ IN THOUSANDS
               ASSETS:
                  Current assets:
                     Cash and cash equivalents                                                         6         9,630
                     Accounts receivable:
                         Trade                                                                     2,620        11,546
                         Other                                                     1,382           6,682         4,704
                  Non-current receivables                                                                        5,757
                                                                                  ------          ------        ------
                                                                                   1,382           9,308        31,637
                                                                                  ======          ======        ======
               LIABILITIES:
                  Current liabilities:
                     Short-term bank credit                                                        5,276
                     Accounts payable and accruals:
                         Trade                                                        60          11,078         1,551
                         Accrued expenses                                                            797         4,466
                         Other                                                     1,117           2,618         6,435
                                                                                 -------          ------        ------
                                                                                   1,177          19,769        12,452
                                                                                 =======          ======        ======

              * The above does not include balances in Israeli currency linked to the dollar.
             ** To the Israeli CPI.

NOTE 14 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

                                                                                                 DECEMBER 31
                                                                                           --------------------
                                                                                             1999          1998
                                                                                           -------       -------
                                                                                            U.S. $ IN THOUSANDS
                                                                                           ---------------------
             A.   SHORT-TERM INVESTMENTS:
                     Bank deposit*                                                          20,868
                     Current maturities of long-term bank deposits**                        40,672
                                                                                           -------
                                                                                            61,540
                                                                                           =======
                     * The deposit is denominated in dollars and bears annual
                          interest of 5.4%.
                     **The current maturities of long-term bank deposits are
                          denominated in dollars and bear annual interest of
                          5.75%-6.69%.

             B.   ACCOUNTS RECEIVABLE:
                  1)   Trade:
                         Related parties                                                    26,649          4,688
                         Other*                                                             84,768         67,165
                                                                                           -------         ------
                                                                                           111,417         71,853
                                                                                           =======         ======
                         * Net of allowance for doubtful accounts                            4,423          2,000
                                                                                           =======         ======

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 14 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

                                                                                                DECEMBER 31
                                                                                           ---------------------
                                                                                            1999            1998
                                                                                           -------        ------
                                                                                             U.S. $ IN THOUSANDS
                                                                                           ---------------------
                  2)   Other:
                         Government departments and agencies:
                            Value added tax refundable                                       3,389          4,121
                            Customs refundable                                               1,666            834
                            In respect of research and development
                                grants (see note 9a)                                         2,193          1,756
                            Sundry                                                             516             47
                                                                                           ------          ------
                                                                                             7,764          6,758
                         Employees                                                           1,586            949
                         Amounts receivable from GE Americom                                26,221         13,834
                         Receivables in respect of capital leases
                            (see d. below)                                                  16,000
                         Advances to suppliers                                                 486            592
                         Prepaid expenses                                                    8,844          2,880
                         Accrued interest on long-term bank deposits                         2,683            292
                         Deferred income taxes (see note 12d)                                  785            532
                         Sundry                                                              7,613          1,541
                                                                                           -------         ------
                                                                                            71,982         27,378
                                                                                           =======         ======

             c.  LONG-TERM BANK DEPOSITS

                  The deposits are denominated in dollars, bear annual interest of 5.71%-5.79% and mature on March 12, 2001.

             d.  RECEIVABLES IN RESPECT OF CAPITAL AND OPERATING LEASES

                  The Group's contracts with customers contain long-term commitments, for remaining periods ranging from one to five years, to provide network services, equipment, installation and maintenance.

                  The minimum future payments to be received by the Group under these contracts as of December 31, 1999 are as follows (including unearned interest income in the amount of $6,646,000):

                                                                                 $ IN THOUSANDS
                                                                                 --------------
                     Year ending December 31:
                         2000                                                           30,517
                         2001                                                           28,075
                         2002                                                           22,028
                         2003                                                            5,112
                         2004 and thereafter                                             3,915

                  The net investment in capital lease as of December 31, 1999 is $ 47.3 million.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 14 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

             e.  SHORT-TERM BANK CREDIT:

                 1)   Classified by currency and interest rate as follows:

                                                                     INTEREST RATE                DECEMBER 31
                                                                    AT DECEMBER 31,         -----------------------
                                                                         1999                 1999            1998
                                                                    ---------------         -------          ------
                                                                           %                  U.S. $ IN THOUSANDS
                                                                          ---               -----------------------
                        In dollars                                          6.85              1,710          10,486
                        In Israeli currency                            11.3-12.1              5,276          12,672
                                                                                            -------          ------
                                                                                              6,986          23,158
                                                                                            =======          ======


                 2) Short-term bank credit is secured by a first priority floating charge on all the Company's assets and by a fixed charge on goodwill (intangible assets), unpaid share capital (shareholders' commitment to inject funds in the Company) and insurance rights (rights to proceeds on insured assets in the event of damage).

                 3) Unutilized credit lines at December 31, 1999 were approximately $ 23 million.

                                                                                                DECEMBER 31
                                                                                          ------------------------
                                                                                            1999            1998
                                                                                          --------         -------
                                                                                            U.S. $ IN THOUSANDS
                                                                                          ------------------------
             f.  ACCOUNTS PAYABLE AND ACCRUALS:
                  1)   Accrued expenses:
                          Provision in respect of restructuring costs                          156          13,008
                          Provision in respect of direct costs
                              relating to the acquisition of Spacenet
                              (see note 2)                                                     277           6,759
                          Other                                                             27,400          19,875
                                                                                          --------         -------
                                                                                            27,833          39,642
                                                                                          ========         =======
                  2)   Other:
                          Payroll and related expenses                                       4,895           4,590
                          Provision for vacation pay                                         2,816           1,761
                          Advances from customers                                              246           1,364
                          Deferred revenue                                                   2,250           4,050
                          Current maturities of long-term liabilities
                              in respect of lease agreements (see g. below)                  4,050
                          Taxes payable                                                      5,058           1,170
                          Sundry                                                               451           1,325
                                                                                          --------         -------
                                                                                            19,766          14,260
                                                                                          ========         =======

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 14 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

             g.   OTHER LONG-TERM LIABILITIES:

                                                                                               DECEMBER 31
                                                                                         ------------------------
                                                                                           1999             1998
                                                                                         -------           ------
                                                                                            U.S. $ IN THOUSANDS
                                                                                         ------------------------
                  1)   Composed as follows:

                         Long-term liabilities in respect of lease
                             agreements (see (2) below)                                    7,510
                         Deferred income taxes (see note 12d)                                579              284
                                                                                         -------           ------
                                                                                           8,089              284
                                                                                         =======           ======

                  2) The Group purchased some computer equipment under capital leases. Minimum lease commitments of the Group under these leases as of December 31, 1999 are as follows:

                                                                                       U.S. $ IN THOUSANDS
                                                                                       -------------------
                           Year ending December 31:
                               2000                                                             4,050
                                                                                             --------
                               2001                                                             4,120
                               2002                                                             3,390
                                                                                             --------
                                                                                                7,510
                                                                                             --------
                                                                                               11,560
                                                                                             ========

             h.   CONCENTRATION OF CREDIT RISKS

                  Most of the Group's cash and cash equivalents and short-term and long-term bank deposits at December 31, 1999 and 1998 were deposited with Israeli and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

                  Most of the Group's revenues in the United States, in Europe and in the Far East are derived from a large number of customers or from large customers. Consequently, the exposure to concentrations of credit risk relating to trade receivables is limited. The Company performs ongoing credit evaluation of its customers and generally does not require collateral from its customers in the United States and in Europe. In respect of certain sales to customers in emerging economies, the Company requires letters of credit. An appropriate allowance for doubtful accounts is included in the accounts.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

             i.  FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The financial instruments of the Group consist mainly of non-derivative assets and liabilities (items included in working capital, long-term bank deposits, investment in other companies, non-current receivables, long-term liabilities in respect of lease agreements and convertible subordinated notes).

                  In view of their nature, the fair value of the financial instruments included in the working capital of the Group is identical or close to their carrying amount. The fair value of long-term bank deposits, non-current receivables and long-term liabilities in respect of lease agreements also approximates their carrying value, since they bear interest at rates close to prevailing market rates. The fair value and the carrying value of the convertible subordinated notes as of December 31, 1999 is $ 213,187,500 and $ 75,000,000, respectively; December
                  31, 1998 - $ 108,750,000 and $ 75,000,000, respectively.

NOTE 15 - SELECTED INCOME STATEMENT DATA:

              a.   SEGMENT INFORMATION AND REVENUES FROM PRINCIPAL CUSTOMERS

                    The Company adopts FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which was issued in June 1997 by the FASB.

                    Disaggregated financial data are provided below:

                    1)   Revenues by geographic area

                         Following is a summary of revenues by geographic area. Revenues are attributed to geographic area based on the location of the customers:

                                                                             YEAR ENDED DECEMBER 31
                                                                    ----------------------------------------
                                                                       1999          1998            1997
                                                                    ----------    ---------        ---------
                                                                               U.S. $ IN THOUSANDS
                                                                    ----------------------------------------
                         United States                              (b)190,609    (a)80,439        (a)51,378
                         South Africa                                    1,560       20,810            (b)63
                         China                                        (b)5,640     (b)5,363         (b)4,739
                         South and Latin America                     (b)43,940    (b)10,773           11,497
                         Europe                                         54,643       10,418            9,288
                         Israel                                       (b)8,466     (b)4,209         (b)3,414
                         Other                                          33,015       23,323           23,311
                                                                    ----------    ---------        ---------
                                                                       337,873      155,335          103,690
                                                                    ==========    =========        =========

                    2)   Revenues from single customers
                            which exceed 10% of
                            total revenues in the
                            relevant year:
                            Spacenet (see note 2)                                    69,357           35,135
                                                                                  =========        =========

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 15 - SELECTED INCOME STATEMENT DATA (continued):


                                                                                          YEAR ENDED DECEMBER 31
                                                                                ------------------------------------------
                                                                                  1999            1998               1997
                                                                                --------         ------             ------
                                                                                            U.S. $ IN THOUSANDS
                                                                                ------------------------------------------
                         (a) Including sales made to customers
                              in the United States, where
                              shipments were made directly to
                              final customers in Europe                                           4,375             12,027
                                                                                                 ======             ======
                         (b) Including revenues from related
                              parties                                           * 52,700         12,686              3,734
                                                                                ========         ======             ======


           * Including $15 million from GE Americom. GE Americom and certain of its affiliates were committed to purchase products from the Group through the end of 1999. In 1999, no purchase orders for such products were received. The amount recorded represents 40% of $
             37.5 million - the minimum commitment of GE Americom under this agreement. This amount was collected subsequent to December 31, 1999.

                 3) The Group's long lived assets are located in the following countries:

                                                                                            DECEMBER 31
                                                                               ------------------------------------
                                                                                1999            1998          1997
                                                                               -------        -------       -------
                                                                                        U.S. $ IN THOUSANDS
                                                                               ------------------------------------
                        Israel                                                  85,615         57,396        47,653
                        United States                                           61,304         25,847           902
                        Europe                                                   8,947          9,634           126
                        Other                                                    3,947          2,034            85
                                                                               -------        -------       -------
                                                                               159,813         94,911        48,766
                                                                               =======        =======       =======

                                                                                       YEAR ENDED DECEMBER 31
                                                                                -------------------------------------
                                                                                 1999           1998            1997
                                                                                -------        -------        -------
                                                                                         U.S. $ IN THOUSANDS
                                                                                -------------------------------------
             b.   ADDITIONAL DISCLOSURE REGARDING REVENUES
                     AND COST OF REVENUES:
                     Revenues:
                         Sale of products                                       238,564        147,767        101,309
                         Services                                                99,309          7,568          2,381
                                                                                -------        -------        -------
                                                                                337,873        155,335        103,690
                                                                                =======        =======        =======
                     Cost of revenues:
                         Sale of products                                       146,084         82,198         58,603
                         Services                                                74,055          4,405            139
                                                                                -------        -------        -------
                                                                                220,139         86,603         58,742
                                                                                =======        =======        =======
             c.  RESEARCH AND DEVELOPMENT GRANTS:
                     Royalty bearing grants (see note 9a)                         1,340            997            464
                     Other grants                                                 1,028          2,038          2,030
                                                                                -------        -------        -------
                                                                                  2,368          3,035          2,494
                                                                                =======        =======        =======

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 15 - SELECTED INCOME STATEMENT DATA (continued):

                                                                                       YEAR ENDED DECEMBER 31
                                                                                -------------------------------------
                                                                                 1999           1998            1997
                                                                                -------        -------         ------
                                                                                         U.S. $ IN THOUSANDS
                                                                                -------------------------------------
             d.  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
                  1) Composed as follows:
                         Selling                                                 32,988         20,154         14,590
                         General and administrative                             *35,426          8,923          5,731
                                                                                -------        -------         ------
                                                                                 68,414         29,077         20,321
                                                                                =======        =======         ======
                  2) The change in the allowance for doubtful
                         accounts is composed as follows:
                         Balance at beginning of year                             2,000            160
                         Increase during the year                                 2,423          1,840            160
                                                                                -------        -------         ------
                         Balance at the end of year                               4,423          2,000            160
                                                                                =======        =======         ======

  * Including amortization of goodwill and identifiable intangible assets.

             e.  FINANCIAL INCOME (EXPENSES) - NET:

                     INCOME:
                         Interest on cash equivalents and
                            bank deposits                                         9,991          3,209          3,725
                         In respect of capital lease                                565
                         Other (mainly non-dollar transaction
                            gains and losses - net)                                 189          2,159            590
                                                                                -------        -------         ------
                                                                                 10,745          5,368          4,315
                                                                                -------        -------         ------
                     EXPENSES:
                         Interest on convertible subordinated
                            notes (see note 8)                                    4,871          4,871          3,047
                         Amortization of issuance costs of
                            convertible subordinated notes
                            (see notes 6 and 8)                                     455            455            282
                         In respect of short-term bank credit                     1,162          1,179            324
                         Other (mainly non-dollar transaction
                            gains and losses - net)                                 990            110            124
                                                                                -------        -------         ------
                                                                                  7,478          6,615          3,777
                                                                                -------        -------         ------
                                                                                  3,267         (1,247)           538
                                                                                =======        =======         ======

             f.  EARNINGS (LOSS) PER SHARE:

                  1)   Under U.S. GAAP

                       Basic earnings (loss) per share are computed based on the weighted average number of shares outstanding during each year. In computing the diluted earnings per share, account was taken of the dilutive effect of the outstanding stock options, using the treasury stock method.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 15 - SELECTED INCOME STATEMENT DATA (continued):

                  In computing diluted per share data convertible notes have not been taken into account because their effect on diluted per share data is anti-dilutive.

                  Since in 1998 the Company had a loss per share, the effect of including the incremental shares from assumed exercise of options and conversion of convertible notes in the per-share computation is anti-dilutive, and, accordingly, the basic and diluted loss per share for that year are the same amount.


                  Following are data relating to the weighted average number of shares for the purpose of per-share computations:

                                                                                      YEAR ENDED DECEMBER 31
                                                                              --------------------------------------
                                                                               1999            1998           1997
                                                                              -------         -------        -------
                                                                                           IN THOUSANDS
                                                                              --------------------------------------
                Weighted average number of shares
                    issued and outstanding - used
                    in computation of basic earnings (losses)
                    per share                                                  20,447          11,059         10,895
                Add - incremental shares from assumed
                       exercise of options                                        982                            360
                                                                              -------         -------        -------
                Weighted average number of shares used
                       in computation of diluted earning
                       (loss) per share                                        21,429          11,059         11,255
                                                                              =======         =======        =======


                  2)   Under Israeli GAAP

                       As applicable to the Company, the main difference between the Israeli GAAP method and the U.S. GAAP method of earnings per share computation is that shares to be issued upon exercise of employee stock options and shares to be issued upon conversion of the convertible subordinated notes, when such an exercise or conversion is probable taken into account in the computation of basic earnings per share under Israeli GAAP, whereas under U.S. GAAP, in computing basic earnings per share, only the weighted average number of Company shares actually outstanding in the reported period is taken into account, and shares to be issued upon exercise of options are included in the computation of diluted earnings per share.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 15 - SELECTED INCOME STATEMENT DATA (continued):

                  Following are data relating to the net income (loss) and to the number of shares (including adjustments to such data) used for the purpose of computing earnings per share under Israeli
                  GAAP:

                                                    NET INCOME (LOSS)                       PAR VALUE OF SHARES
                                            ----------------------------------       -----------------------------------
                                                 YEAR ENDED DECEMBER 31                   YEAR ENDED DECEMBER 31
                                            ----------------------------------       -----------------------------------
                                             1999          1998          1997          1999          1998         1997
                                            -------      -------       -------       -------       -------       -------
                                                   U.S. $ IN THOUSANDS                         IN THOUSANDS
                                            ----------------------------------       -----------------------------------
Net income (loss) for the
    year, as reported in the
    income statements                        19,611      (79,383)       16,944
Issued and outstanding shares at
    beginning of year                                                                 16,162        10,990        10,822
Employee stock option
    exercised                                                                            104            69            73
Shares issued to the public
    during the year                                                                    4,181
Shares issuable upon
    conversion of convertible
    notes - conversion of
    which is expected                                                                  1,786
Shares issuable upon
    realization of employee
    stock options- exercise of
    which is expected                                                                  2,944         1,062           553
    Real financial expenses
       after tax in respect of
       convertible notes                      5,795
Net after tax imputed income (loss),
    assuming receipt - with
    retroactive effect - of the
    exercise increment in
    respect of employee
    stock options                            (4,465)       2,194           269
                                            -------      -------       -------       -------       -------       -------
T o t a l - for the purpose of
    basic per share
    computation                              20,941      (77,189)       17,213        25,177        12,121        11,448
A d d:
    Realization of employee stock
       options - exercise of which
       is not expected                                                                                               704
    Net after tax imputed income,
       assuming receipt - with
       retroactive effect - of the
       exercise increment in
       respect of employee
       stock options                                                       696
                                            -------      -------       -------       -------       -------       -------
T o t a l - for the purpose of
    diluted per share
    computation                              20,941      (77,189)       17,909        25,177        12,121        12,152
                                            =======      =======       =======       =======       =======       =======

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 16 - SUBSEQUENT EVENTS:

              a.    ISSUANCE OF CONVERTIBLE SUBORDINATED NOTES

                    Under an Offering Memorandum issued in the end of February 2000, the Company issued $ 350,000,000 convertible subordinated notes (the "Notes"), traded in the United States on the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market and due March 15, 2005. The Notes bear interest at an annual rate of 4.25%, payable March 15 and September 15 of each year, commencing September 15, 2000. Unless previously redeemed, the Notes are convertible by the holders, at any time through maturity, beginning 90 days following issuance of the Notes, into ordinary shares of the Company at a conversion price of $
                    186.18 per share, subject to adjustment under certain circumstances. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after March 18, 2003, at the redemption price, plus interest accrued to the redemption date. The redemption price will range from 101.70% to 100.85% depending on the date of redemption.

              b.    CERTAIN TRANSACTIONS:

                    1) On March 30, 2000, the Group, Microsoft Network LLC ("MSN"), EchoStar Communications Corporation ("Echostar") and ING Furman Selz Investment ("ING") entered into an agreement pursuant to which MSN, Echostar and ING are to invest a total of $ 125 million into Gilat-To - Home, Inc., ("Gilat-To-Home"), the Company's North American broadband satellite internet service provider. The Group, along with related party of the Company, is to hold approximately 50% of Gilat-To-Home on a fully diluted basis. There are additional agreements covering, inter alia, the supply of equipment and services to MSN by Gilat -To-Home.

                    2) On March 6, 2000, the Company entered into an agreement to invest $ 10 million in KnowledgeBroadcasting.Com LLC ("KBC"), a media company formed to distribute content to business and homes using satellite and other technologies, in return for approximately 10 million units of KBC, equal to approximately 5.6% of the total number of KBC units and a one year warrant to purchase an additional 20 million units at the same purchase price. The Company also granted KBC (i) a 5 year warrant to purchase approximately 191,000 of the Company's ordinary shares at a purchase price of $
                         157.05 per share, and (ii) a five year option to acquire equipment and services payable by KBC during the first two years in up to 20 million units of KBC (if the Company does not exercise its warrant), and thereafter - in cash or such other form as may be agreed between the parties.

                    3)   See also note 4a.

                          GILAT SATELLITE NETWORKS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 16 - SUBSEQUENT EVENTS (continued):

              c.    LEGAL CLAIM

                    On May 8, 2000, Hughes Electronics Corporation filed a complaint for patent infringement against the Company and Spacenet (the "defendant"), in the U.S. District Court for the District of Maryland. In the Patent Suit, Hughes claims that the defendant infringes four of its patents in the United States and requests that the court enjoin the defendants from infringing its patents and demands an accounting for damages.

                    At this early stage of the proceedings, the Company and its legal advisors are studying the details of the case and are unable to evaluate the chances of the claim or its effect on the Company.

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholder
Gilat Florida Inc.
West Melbourne, Florida


We have audited the accompanying balance sheets of Gilat Florida Inc. (a wholly-owned subsidiary of Gilat Satellite Networks Ltd.) as of December 31, 1999 and 1998, and the related statements of operations, changes in stockholder's deficit and cash flows for each of the three years in the period ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gilat Florida Inc. as of December 31, 1999, and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.

February 4, 2000
Melbourne, Florida

                                   /s/ Berman Hopkins Wright & Lahman, CPAs, LLP

                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       GILAT SATELLITE NETWORKS LTD.




                                       By: /s/ Yoel Gat
                                          ----------------------------------
                                          Yoel Gat
                                          Chairman and Chief Executive Officer


Date: June 30, 2000

                         GILAT SATELLITE NETWORKS LTD.

                         EXHIBITS TO THE ANNUAL REPORT

                              FOR THE FISCAL YEAR

                            ENDED DECEMBER 31, 1999

                             AS FILED ON FORM 20-F

                                  EXHIBIT 2.1

                                                                     Exhibit 2.1

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Nos. 333-10092, 333-08026 and 333-96630) and Form F-3 (Registration Nos. 333, 09824, 333-07446 and 333-07440) of our
report dated February 27, 2000 (except for notes 8, 10b(5), 16b(1) and 16c for which the date is June 5, 2000), relating to the financial statements of Gilat Satellite Networks, Ltd., included in this Annual Report on Form 20-F of Gilat Satellite Networks, Ltd., for the year ended December 31, 1999. We also consent to the reference to our firm under the heading "Selected Consolidated Financial Data".

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)



Tel Aviv, Israel
June 29, 2000

                                  EXHIBIT 2.2

                                                                     EXHIBIT 2.2



                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


Gilat Satellite Networks, Ltd.
21 Yegia Kapayim St.
Daniv Park, Kiryat Arye
Petah Tikva 49130
Israel

We hereby consent to the incorporation by reference of our report dated February 4, 2000 relating to the audits of the financial statements of Gilat Florida Inc. (a wholly-owned subsidiary of Gilat Satellite Networks, Ltd.) as of December 31, 1999 and 1998 and for the three years ended December 31, 1999, included in this Annual Report on Form 20-F, into the Registration Statements of Form S-8 (Registration Nos. 333-10092, 333-098026 and 33-96630) and on Form F-3
(Registration Nos. 333-09824, 333-07446 and 333-07440). We also consent to the reference to our firm under the caption "Selected Consolidated Financial Data".


June 30, 2000
Melbourne, Florida

                                   /s/ Berman Hopkins Wright & Laham, CPAs, LLP